UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 13, 2013



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464   26-2018846
(Commission File Number)   (I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On September 17, 2013 after market closing, Dollar Tree, Inc. (the "Company") entered into two variable maturity accelerated share repurchase agreements (the "ASR Agreements") with JPMorgan Chase Bank, National Association ("Dealer") to repurchase $1 billion of the Company's shares of common stock in the aggregate. One agreement is collared and the other is uncollared. The material terms are described below:

- Collared ASR - Under the variable maturity collared agreement, the Company will pay $500 million to Dealer on September 18, 2013 to repurchase a number of shares based on the volume-weighted average share price of the Company's common stock, less a discount, during a calculation period ending on or before June 2014, subject to a minimum and maximum number of shares. An initial delivery of ___ shares of common stock will be made to the Company by Dealer on September 18, 2013, and additional amounts may be delivered after the end of the initial hedge period and after the end of the calculation period. Subject to certain limited exceptions, the minimum number of repurchased shares will be determined by dividing $500 million by 110% of the volume-weighted average share price of the Company's common stock over the hedge period, and the maximum number of repurchased shares will be determined by dividing $500 million by 95% of the volume-weighted average share price over the hedge period.

- Uncollared ASR - Under the variable maturity uncollared agreement, the Company will pay $500 million to Dealer on September 18, 2013 to repurchase a number of shares based on the volume-weighted average share price of the Company's common stock, less a discount, during a calculation period ending on or before June 2014. An initial delivery of ___ shares of common stock will be made to the Company by Dealer on September 18, 2013. If the actual number of shares to be repurchased under the agreement exceeds the number of shares initially delivered, the Company will receive from Dealer the excess shares after the end of the calculation period. If the number of shares initially delivered exceeds the actual number of shares to be repurchased, the Company will pay or deliver, as the case may be, an amount equal to that excess to the Dealer in either cash or shares at the Company's election.

The ASR Agreements are subject to terms customary for similar agreements, including terms providing for the effect of extraordinary corporate transactions and setting forth the circumstances under which the ASR Agreements may be terminated early or extended from the periods described above.

Shares repurchased under the ASR Agreements will be treated as authorized but unissued.

The Issuer Collared Forward Repurchase Transaction Master Confirmation, Issuer Collared Forward Repurchase Transaction Supplemental Confirmation, Issuer Uncollared Forward Repurchase Transaction Master Confirmation and Issuer Uncollared Forward Repurchase Transaction Supplemental Confirmation, each entered into in connection with the ASR Agreements and dated September 17, 2013 are attached hereto as Exhibits 10.1, 10.2, 10.3 and 10.4, respectively, and incorporated by reference herein.

The information in Item 2.03 is incorporated herein by reference.

Item 2.03 Creation of a Direct Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

Note Purchase Agreement

On September 16, 2013, the Company entered into a Note Purchase Agreement (the "Note Purchase Agreement") among the Company, its wholly owned subsidiary Dollar Tree Stores, Inc. (the "Issuer") and the institutional accredited investors named therein, pursuant to which the Issuer issued and sold $750 million aggregate principal amount of senior notes (the "Notes") in an offering exempt from the registration requirements of the Securities Act of 1933, as amended. The Notes consist of three tranches, including $300 million of 4.03% Senior Notes due September 16, 2020, $350 million of 4.63% Senior Notes due September 16, 2023 and $100 million of 4.78% Senior Notes due September 16, 2025. J.P. Morgan Securities LLC and Wells Fargo Securities, LLC acted as Joint Placement Agents on behalf of the Company and the Issuer, in connection with the private placement of the notes.

The Company intends to use the net proceeds of the Notes to finance the share repurchase under the ASR Agreements.

Interest on the Notes is payable semi-annually on January 15 and July 15 of each year, beginning January 15, 2014. The Notes are unsecured obligations of the Issuer and are fully and unconditionally guaranteed by the Company and the Company's direct and indirect domestic subsidiaries other than the Issuer. The Notes rank pari passu in right of repayment with the Company's other senior unsecured indebtedness. The Company may prepay some or all of the Notes at any time in an amount not less than 5% of the original aggregate principal amount of the Notes to be prepaid, at a price equal to the sum of (a) 100% of the principal amount thereof, plus accrued and unpaid interest, and (b) the applicable make-whole amount, upon not less than 5 and no more than 45 days' written notice to the holders of the Notes. In the event of a change in control (as defined in the Note Purchase Agreement) of the Company or the issuer, the Company may be required to prepay the Notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest. The Note Purchase Agreement contains customary affirmative and restrictive covenants.

The foregoing description of the Note Purchase Agreement is only a summary and is qualified in its entirety by reference to the full text of the Note Purchase Agreement, a copy of which is attached hereto as Exhibit 10.5 and incorporated by reference herein.

Amendment of Credit Agreement

On September 16, 2013, the Company, through its wholly owned subsidiary Dollar Tree Stores, Inc., amended its Credit Agreement dated as of June 6, 2012 to enable the issuance of the Notes and the amendment is attached hereto as Exhibit 10.6.

Item 7.01. Regulation FD Disclosure.

On September 17, 2013, the Company issued a press release announcing that the Company's Board of Directors has authorized the repurchase of an additional $2 billion of its common stock. This authorization replaces the previously announced authorization and, following the completion of the ASR Agreements, the Company will have $1 billion remaining under Board authorization. The contents of such press release (attached to this Current Report on Form 8-K as Exhibit 99.1) are hereby incorporated by reference and furnished under this Item 7.01.

A WARNING ABOUT FORWARD LOOKING STATEMENTS: The press release incorporated into this report contains "forward looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward looking statements address future events, developments or results and typically use words such as believe, will, anticipate, expect, intend, plan, forecast, or estimate. For example, our forward looking statements include statements regarding our intentions to repurchase common shares, the method and timing as well as the number of shares repurchased, related expenditures, the benefits of such transactions, and our ability to generate free cash flow. A further list and description of these risks, uncertainties and other matters can be found in the Company's annual report and other reports filed from time to time with the Securities and Exchange Commission. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10-K filed March 15, 2013 and our Quarterly Report on Form 10-Q filed August 22, 2013. In light of these risks and uncertainties, the future events, developments or results described by our forward looking statements in this document could turn out to be materially and adversely different from those we discuss or imply. Dollar Tree cautions that the foregoing list of important factors may not be complete, and we are not obligated to release publicly any revisions to any forward looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

10.1 Issuer Collared Forward Repurchase Transaction Master Confirmation dated September 17, 2013 between J.P. Morgan Securities LLC, as agent for JPMorgan Chase Bank, National Association, London Branch, and Dollar Tree, Inc. (filed herewith and portions of the exhibit have been omitted pursuant to a request for confidential treatment).

10.2 Issuer Collared Forward Repurchase Transaction Supplemental Confirmation dated September 17, 2013 between J.P. Morgan Securities LLC, as agent for JPMorgan Chase Bank, National Association, London Branch, and Dollar Tree, Inc. (filed herewith and portions of the exhibit have been omitted pursuant to a request for confidential treatment).

10.3 Issuer Uncollared Forward Repurchase Transaction Master Confirmation dated September 17, 2013 between J.P. Morgan Securities LLC, as agent for JPMorgan Chase Bank, National Association, London Branch, and Dollar Tree, Inc. (filed herewith and portions of the exhibit have been omitted pursuant to a request for confidential treatment).

10.4 Issuer Uncollared Forward Repurchase Transaction Supplemental Confirmation dated September 17, 2013 between J.P. Morgan Securities LLC, as agent for JPMorgan Chase Bank, National Association, London Branch, and Dollar Tree, Inc. (filed herewith and portions of the exhibit have been omitted pursuant to a request for confidential treatment).

10.5 Note Purchase Agreement, dated as of September 16, 2013, among Dollar Tree, Inc., Dollar Tree Stores, Inc. and the institutional accredited investors set forth therein, with J.P. Morgan Securities LLC and Wells Fargo Securities, LLC acting as Joint Placement Agents on behalf of the Company, in connection with the private placement of the Notes.

10.6 Dollar Tree Stores, Inc. amendment to $750.0 million Credit Agreement, with Wells Fargo Bank, N.A., as administrative agent.

99.1 Press release dated September 17, 2013 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

**DOLLAR TREE, INC.**

Date: September 17, 2013   By: /s/ Kevin S. Wampler

                                    Kevin S. Wampler

                                    Chief Financial Officer

EXHIBITS

Exhibit 10.1 - Issuer Collared Forward Repurchase Transaction Master Confirmation dated September 17, 2013 between J.P. Morgan Securities LLC, as agent for JPMorgan Chase Bank, National Association, London Branch, and Dollar Tree, Inc. (filed herewith and portions of the exhibit have been omitted pursuant to a request for confidential treatment).

Exhibit 10.2 - Issuer Collared Forward Repurchase Transaction Supplemental Confirmation dated September 17, 2013 between J.P. Morgan Securities LLC, as agent for JPMorgan Chase Bank, National Association, London Branch, and Dollar Tree, Inc. (filed herewith and portions of the exhibit have been omitted pursuant to a request for confidential treatment).

Exhibit 10.3 - Issuer Uncollared Forward Repurchase Transaction Master Confirmation dated September 17, 2013 between J.P. Morgan Securities LLC, as agent for JPMorgan Chase Bank, National Association, London Branch, and Dollar Tree, Inc. (filed herewith and portions of the exhibit have been omitted pursuant to a request for confidential treatment).

Exhibit 10.4 - Issuer Uncollared Forward Repurchase Transaction Supplemental Confirmation dated September 17, 2013 between J.P. Morgan Securities LLC, as agent for JPMorgan Chase Bank, National Association, London Branch, and Dollar Tree, Inc. (filed herewith and portions of the exhibit have been omitted pursuant to a request for confidential treatment).

Exhibit 10.5 - Note Purchase Agreement, dated as of September 16, 2013, among Dollar Tree, Inc., Dollar Tree Stores, Inc. and the institutional accredited investors named therein, with J.P. Morgan Securities LLC and Wells Fargo Securities, LLC acting as Joint Placement Agents on behalf of the Company, in connection with the private placement of the Notes.

Exhibit 10.6 - Dollar Tree Stores, Inc. amendment to $750.0 million Credit Agreement, with Wells Fargo Bank, N.A., as administrative agent.

Exhibit 99.1 - Press release dated September 17, 2013 issued by Dollar Tree, Inc.

Exhibit 10.1



CONFIDENTIAL TREATMENT REQUESTED

Confidential material has been separately filed with the Securities and Exchange Commission under an application for confidential treatment. Terms for which confidential treatment has been requested have been omitted and marked with an asterisk [*]

September 17, 2013

To:	Dollar Tree, Inc.
	500 Volvo Parkway
	Chesapeake, VA 23320
	Attn: Roger W. Dean, Vice President – Treasurer
	Facsimile: 757-321-5111

From:	JPMorgan Chase Bank, National Association
	P.O. Box 161
	60 Victoria Embankment
	London EC4Y 0JP
	England

Re:	**Issuer Collared Forward Repurchase Transaction**

Ladies and Gentlemen:

This master confirmation (this "**Master Confirmation**") is intended to supplement the terms and provisions of certain Transactions (each, a "**Transaction**") entered into from time to time between J.P. Morgan Securities LLC ("**JPMS**"), as agent for JPMorgan Chase Bank, National Association, London Branch ("**JPMorgan**"), and Dollar Tree, Inc. ("**Counterparty**"). This Master Confirmation, taken alone, is neither a commitment by either party to enter into any Transaction nor evidence of a Transaction. The terms of any particular Transaction shall be set forth in (i) a Supplemental Confirmation in the form of <u>Exhibit A</u> hereto (a "**Supplemental Confirmation**"), which shall reference this Master Confirmation and supplement, form a part of, and be subject to this Master Confirmation and (ii) a Trade Notification in the form of <u>Exhibit B</u> hereto (a "**Trade Notification**"), which shall reference the relevant Supplemental Confirmation and supplement, form a part of, and be subject to such Supplemental Confirmation. This Master Confirmation, each Supplemental Confirmation and the related Trade Notification together shall constitute a "Confirmation" as referred to in the Agreement specified below.

The definitions and provisions contained in the 2000 ISDA Definitions (the "**2000 Definitions**") and the 2002 ISDA Equity Derivatives Definitions (the "**Equity Definitions**" and together with the 2000 Definitions, the "**Definitions**"), as published by the International Swaps and Derivatives Association, Inc. ("**ISDA**"), are incorporated into this Master Confirmation and each Supplemental Confirmation and Trade Notification. This Master Confirmation, each Supplemental Confirmation and the related Trade Notification evidence a complete binding agreement between Counterparty and JPMorgan as to the subject matter and terms of each Transaction to which this Master Confirmation, such Supplemental Confirmation and Trade Notification relate and shall supersede all prior or contemporaneous written or oral communications with respect thereto.

This Master Confirmation, each Supplemental Confirmation and each Trade Notification supplement, form a part of, and are subject to an agreement (the "**Agreement**") in the form of the ISDA 2002 Master Agreement as if JPMorgan and Counterparty had executed an agreement in such form (without any Schedule but with the elections set forth in this Master Confirmation, each Supplemental Confirmation and each Trade Notification).

For each Transaction, all provisions contained or incorporated by reference in the Agreement shall govern this Master Confirmation, the Supplemental Confirmation and each Trade Notification relating to such Transaction except as expressly modified herein or in such Supplemental Confirmation or Trade Notification.

If, in relation to any Transaction to which this Master Confirmation, a Supplemental Confirmation and a Trade Notification relate, there is any inconsistency between the Agreement, this Master Confirmation, any Supplemental Confirmation, any Trade Notification, the Equity Definitions and the 2000 Definitions, the following will prevail for purposes of such Transaction in the order of precedence indicated: (i) such Trade Notification, (ii) such Supplemental Confirmation; (iii) this Master Confirmation; (iv) the Agreement; (v) the Equity Definitions; and (vi) the 2000 Definitions.

1.   Each Transaction constitutes a Share Forward Transaction for the purposes of the Equity Definitions. Set forth below are the terms and conditions which, together with the terms and conditions set forth in the related Supplemental Confirmation and Trade Notification (in respect of the relevant Transaction), shall govern each such Transaction.

General Terms:

Trade Date:	For each Transaction, as set forth in the Supplemental Confirmation.
Buyer:	Counterparty
Seller:	JPMorgan
Shares:	Shares of common stock, par value USD 0.01 per share, of Counterparty (Exchange Ticker: "DLTR")
Forward Price:	The arithmetic average of the VWAP Prices for each Exchange Business Day in the Calculation Period.
VWAP Price:	For any Exchange Business Day, as determined by the Calculation Agent based on the Rule 10b-18 Volume Weighted Average Price per Share for the regular trading session (including any extensions thereof) of the Exchange on such Exchange Business Day (without regard to pre-open or after hours trading outside of such regular trading session for such Exchange Business Day), as published by Bloomberg at 4:15 p.m. New York time (or 15 minutes following the end of any extension of the regular trading session) on such Exchange Business Day, on Bloomberg page "DLTR <Equity> AQR_SEC" (or any successor thereto). For purposes of calculating the VWAP Price, the Calculation Agent will include only those trades that are reported during the period of time during which Counterparty could purchase its own shares under Rule 10b-18(b)(2) and pursuant to the conditions of Rule 10b-18(b)(3), each under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") (such trades, "**Rule 10b-18 eligible transactions**").
Forward Price Adjustment Amount:	For each Transaction, as set forth in the Supplemental Confirmation.
Calculation Period:	The period from and including the Calculation Period Start Date to and including the Termination Date.
Calculation Period Start Date:	For each Transaction, as set forth in the Supplemental Confirmation.

Termination Date:	For each Transaction, the Scheduled Termination Date set forth in the Supplemental Confirmation (as the same may be postponed in accordance with the provisions hereof); *provided* that JPMorgan shall have the right to designate any date (the "**Accelerated Termination Date**") on or after the First Acceleration Date to be the Termination Date by providing notice to Counterparty of any such designation by 7:00 p.m. New York City time on the Exchange Business Day following such date.
First Acceleration Date:	For each Transaction, as set forth in the Supplemental Confirmation.
Hedge Period:	The period from and including the second Exchange Business Day immediately after the Trade Date to and including the Hedge Completion Date (as adjusted in accordance with the provisions hereof).
Hedge Completion Date:	For each Transaction, as set forth in the Trade Notification, to be the Exchange Business Day on which JPMorgan finishes establishing its initial Hedge Positions in respect of such Transaction, as determined by JPMorgan in its good faith and commercially reasonable discretion; *provided* that if, at any time during the Hedge Period, the weighted average price at which JPMorgan, or an affiliate of JPMorgan, has until such time purchased Shares in connection with establishing its initial Hedge Positions in respect of such Transaction equals or exceeds the Hedge Threshold Price, then (i) JPMorgan shall have the right to terminate the Hedge Period as of such time and (ii) the Calculation Agent may make adjustments to the Minimum Shares and the Maximum Shares (each as specified in the Supplemental Confirmation) and any other term relevant to the terms of such Transaction and, for purposes of calculating the Number of Shares to be Delivered on the Settlement Date, shall adjust the Prepayment Amount in a commercially reasonable manner to preserve the fair value of such Transaction to JPMorgan and ensure that JPMorgan's, or its affiliate's, initial theoretical delta for such Transaction is equal to the number of Shares purchased by JPMorgan or an affiliate of JPMorgan during the Hedge Period at the time of such termination.
Hedge Threshold Price:	For each Transaction, as set forth in the Supplemental Confirmation.
Hedge Period Reference Price:	For each Transaction, as set forth in the Trade Notification, to be the arithmetic average of the VWAP Prices for each Exchange Business Day in the Hedge Period.
Market Disruption Event:	The definition of "Market Disruption Event" in Section 6.3(a) of the Equity Definitions is hereby amended by deleting the words "at any time during the one-hour period that ends at the relevant Valuation Time, Latest Exercise Time, Knock-in Valuation Time or Knock-out Valuation Time, as the case may be, or" and inserting the words "at any time on any Scheduled Trading Day during the Hedge Period or Calculation Period or" after the word "material," in the third line thereof.
	Notwithstanding anything to the contrary in the Equity Definitions, to the extent that a Disrupted Day occurs in the Hedge Period or the Calculation Period, the Calculation Agent may in good faith and acting in a commercially reasonable manner postpone one or both of the Hedge Completion Date and the Scheduled Termination Date. In such event, the Calculation Agent must determine whether (i) such Disrupted Day is a Disrupted Day in full, in which

case the VWAP Price for such Disrupted Day shall not be included for purposes of determining the Hedge Period Reference Price or the Forward Price, as the case may be, or (ii) such Disrupted Day is a Disrupted Day only in part, in which case the VWAP Price for such Disrupted Day shall be determined by the Calculation Agent based on Rule 10b-18 eligible transactions in the Shares on such Disrupted Day effected before the relevant Market Disruption Event occurred and/or after the relevant Market Disruption Event ended, and the weighting of the VWAP Price for the relevant Exchange Business Days during the Hedge Period or the Calculation Period, as the case may be, shall be adjusted in a commercially reasonable manner by the Calculation Agent for purposes of determining the Hedge Period Reference Price or the Forward Price, as the case may be, with such adjustments based solely on the duration of any Market Disruption Event and the volume, historical trading patterns and price of the Shares.

If a Disrupted Day occurs during the Hedge Period or the Calculation Period, as the case may be, and each of the seven immediately following Scheduled Trading Days is a Disrupted Day, then the Calculation Agent, in its good faith and commercially reasonable discretion, may either (i) deem such seventh Scheduled Trading Day to be an Exchange Business Day and determine the VWAP Price for such seventh Scheduled Trading Day using its good faith estimate of the value of the Shares on such seventh Scheduled Trading Day based on the volume, historical trading patterns and price of the Shares and any other factors that would be inputs to the fair value of a "fixed-for-fixed" forward or option on equity securities or (ii) further extend one or both of the Hedge Period and the Calculation Period as it deems necessary to determine the VWAP Price.

Exchange:	NASDAQ Global Select Market
Related Exchange(s):	All Exchanges.
Prepayment\ Variable Obligation:	Applicable
Prepayment Amount:	For each Transaction, as set forth in the Supplemental Confirmation.
Prepayment Date:	One Exchange Business Day following the Trade Date.

Settlement Terms:

Physical Settlement:	Applicable; *provided* that JPMorgan does not, and shall not, make the agreement or the representations set forth in Section 9.11 of the Equity Definitions related to the restrictions imposed by applicable securities laws with respect to any Shares delivered by JPMorgan to Counterparty under any Transaction.
Number of Shares to be Delivered:	A number of Shares equal to (a) the Prepayment Amount *divided by* (b) (i) the Forward Price *minus* (ii) the Forward Price Adjustment Amount; *provided* that the Number of Shares to be Delivered shall not be less than the Minimum Shares and shall not be greater than the Maximum Shares. In lieu of the deliveries described in Section 9.2(a)(iii) of the Equity Definitions, on the Settlement Date, Seller shall deliver to Buyer a number of Shares equal to the

excess (if any) of the Number of Shares to be Delivered over a number of Shares equal to the sum of the Initial Shares and the number of Shares delivered pursuant to the provisions opposite the caption "Minimum Share Delivery" below.

Excess Dividend Amount:	For the avoidance of doubt, the reference to Excess Dividend Amount shall be deleted from Section 9.2(a)(iii) of the Equity Definitions.
Settlement Date:	Three (3) Exchange Business Days following the Termination Date.
Settlement Currency:	USD
Initial Share Delivery:	JPMorgan shall deliver a number of Shares equal to the Initial Shares to Counterparty on the Initial Share Delivery Date in accordance with Section 9.4 of the Equity Definitions, with the Initial Share Delivery Date deemed to be a "Settlement Date" for purposes of such Section 9.4.
Initial Share Delivery Date:	One Exchange Business Day following the Trade Date.
Initial Shares:	For each Transaction, as set forth in the Supplemental Confirmation.
Minimum Share Delivery:	JPMorgan shall deliver a number of Shares equal to the excess, if any, of the Minimum Shares over the Initial Shares on the Minimum Share Delivery Date in accordance with Section 9.4 of the Equity Definitions, with the Minimum Share Delivery Date deemed to be a "Settlement Date" for purposes of such Section 9.4.
Minimum Share Delivery Date:	Three (3) Exchange Business Days following the Hedge Completion Date.
Minimum Shares:	For each Transaction, as set forth in the Supplemental Confirmation.
Maximum Shares:	For each Transaction, as set forth in the Supplemental Confirmation.

Share Adjustments:

Potential Adjustment Event:	Notwithstanding anything to the contrary in Section 11.2(e) of the Equity Definitions, an Extraordinary Dividend shall not constitute a Potential Adjustment Event.
	It shall constitute an additional Potential Adjustment Event if the Scheduled Termination Date is postponed pursuant to "Market Disruption Event" above, in which case the Calculation Agent shall, in its commercially reasonable discretion, adjust any relevant terms of each Transaction as the Calculation Agent determines appropriate to account for the economic effect on such Transaction of such postponement, based on stock price volatility, interest rates, strike price, stock loan rate, liquidity and VWAP averaging dates.
Extraordinary Dividend:	For any calendar quarter occurring (in whole or in part) during the period from and including the first day of the Calculation Period to and including the Termination Date, any dividend or distribution on the Shares with an ex-dividend date occurring during such calendar quarter (other than any dividend or distribution (i) of the type described in Section 11.2(e)(i) or Section 11.2(e)(ii)(A) or (B) of the Equity Definitions or (ii) relating to Counterparty's

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adoption of a shareholder rights or similar plan or arrangement in which Counterparty declares a dividend or distribution of rights that provides upon the occurrence of certain events for a distribution of preferred stock, warrants, debt instruments or stock rights at a price below their market value (a "**Rights Plan Adoption**")).

Agreement Regarding Dividends:	Notwithstanding any other provision of this Master Confirmation, the Definitions or the Agreement to the contrary, in calculating any adjustment pursuant to Article 11 of the Equity Definitions or any amount payable in respect of any termination or cancellation of any Transaction pursuant to Article 12 of the Equity Definitions or Section 6 of the Agreement, the Calculation Agent shall not take into account changes to any dividends since the Trade Date, including any Extraordinary Dividends but excluding a dividend or distribution relating to a Rights Plan Adoption. For the avoidance of doubt, if an Early Termination Date occurs in respect of any Transaction, the amount payable pursuant to Section 6 of the Agreement in respect of such Early Termination Date shall be determined without regard to the difference between actual dividends declared (including any Extraordinary Dividends) and expected dividends as of the Trade Date, in each case, excluding a dividend or distribution relating to a Rights Plan Adoption.
Method of Adjustment:	Calculation Agent Adjustment
Additional Termination Event:	It shall constitute an Additional Termination Event with Counterparty as the sole Affected Party and all Transactions hereunder as the Affected Transactions if, at any time during the Hedge Period or Calculation Period for any Transaction, Counterparty declares any dividend, including an Extraordinary Dividend but excluding a dividend or distribution relating to a Rights Plan Adoption.

Consequences of Merger
 Events and Tender Offers:

(a) Share for Share:	Modified Calculation Agent Adjustment
(b) Share-for-Other:	Modified Calculation Agent Adjustment
(c) Share-for-Combined:	Modified Calculation Agent Adjustment
Determining Party:	JPMorgan
Tender Offer:	Applicable
New Shares:	In the definition of New Shares in Section 12.1(i) of the Equity Definitions, the text in clause (i) thereof shall be deleted in its entirety (including the word "and" following such clause (i)) and replaced with "publicly quoted, traded or listed on any of the New York Stock Exchange, the NASDAQ Global Select Market or the NASDAQ Global Market (or their respective successors)".

For purposes of each Transaction, (x) the definition of Merger Date in Section 12.1(c) of the Equity Definitions shall be amended to read, "Merger Date shall mean the Announcement Date" and (y) the definition of Tender Offer Date in Section 12.1(e) of the Equity Definitions shall be amended to read, "Tender Offer Date shall mean the Announcement Date." The definition of "Announcement Date" in Section 12.1(l) of the Equity Definitions is hereby amended by (i) replacing the words "a firm" with the word "any" in the second and fourth lines thereof, (ii) replacing the word "leads to the" with the words ", if completed, would lead to a" in the third and the fifth lines thereof, (iii) replacing the words "voting shares" with the word "Shares" in the fifth line thereof, and (iv) inserting the words "by any entity" after the word "announcement" in the second and the fourth lines thereof.

Nationalization, Insolvency or Delisting:	Cancellation and Payment (Calculation Agent Determination); *provided* that in addition to the provisions of Section 12.6(a)(iii) of the Equity Definitions, it shall also constitute a Delisting if the Exchange is located in the United States and the Shares are not immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, the NASDAQ Global Select Market or the NASDAQ Global Market (or their respective successors); if the Shares are immediately re-listed, re-traded or re-quoted on any such exchange or quotation system, such exchange or quotation system shall thereafter be deemed to be the Exchange.

Notwithstanding anything to the contrary in the Equity Definitions, if, as a result of a Merger Event, a Tender Offer, a Nationalization, an Insolvency or a Delisting, Cancellation and Payment applies to one or more Transactions hereunder (whether in whole or in part), an Additional Termination Event (with the Transactions (or portions thereof) to which Cancellation and Payment applies being the Affected Transactions, Counterparty being the sole Affected Party and the Early Termination Date being the date on which such Transactions would be cancelled pursuant to Article 12 of the Equity Definitions) shall be deemed to occur, and, in lieu of Sections 12.7 and 12.8 of the Equity Definitions, Section 6 of the Agreement shall apply to such Affected Transactions.

Additional Disruption Events:

(a)	Change in Law:	Applicable
(b)	Failure to Deliver:	Applicable
(c)	Insolvency Filing:	Applicable
(d)	Hedging Disruption:	Applicable
(e)	Increased Cost of Stock Borrow:	Applicable
	Initial Stock Loan Rate:	[*]
(f)	Loss of Stock Borrow:	Applicable

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Maximum Stock Loan Rate:		[*]
Hedging Party:		JPMorgan
Determining Party:		JPMorgan

Notwithstanding anything to the contrary in the Equity Definitions, if, as a result of an Additional Disruption Event, any Transaction is cancelled or terminated, an Additional Termination Event (with such terminated Transaction(s) being the Affected Transaction(s), Counterparty being the sole Affected Party and the Early Termination Date being the date on which such Transaction(s) would be cancelled or terminated pursuant to Article 12 of the Equity Definitions) shall be deemed to occur, and, in lieu of Sections 12.7 and 12.8 of the Equity Definitions, Section 6 of the Agreement shall apply to such Affected Transaction(s).

Non-Reliance/Agreements and Acknowledgements Regarding Hedging Activities/Additional Acknowledgements:	Applicable
Transfer:	Notwithstanding anything to the contrary in the Agreement, JPMorgan may transfer or assign its rights and obligations hereunder and under the Agreement, in whole or in part, to (i) any of its Affiliates (as defined in Rule 405 of the Securities Act of 1933, as amended (the "**Securities Act**")), (ii) any entities sponsored or organized by, or on behalf of or for the benefit of, JPMorgan, or (iii) any third party, in each case without the consent of Counterparty.

Account Details:

(a) Instructions for delivery of Shares to Counterparty:	Computershare 250 Royall Street Canton, MA 02021 Phone: (800) 622-5757 Email: Shareholder.inquiries@computershare.com Attn: Sharon R. Boughter Phone: (440) 239-7361 Facsimile: (440) 239-7355 sharon.boughter@computershare.com
(b) Account for payments to Counterparty:	To be provided upon request.
(c) Account for payments to JPMorgan:	

Bank:
ABA#:
Acct No.:
Beneficiary: JPMorgan Chase Bank, N.A. New York
Ref: Derivatives

(d) Account for delivery of Shares to JPMorgan:

Offices:

(a) The Office of Counterparty for the Transaction is: Counterparty is not a Multibranch Party

(b) The Office of JPMorgan for the Transaction is: London

JPMorgan Chase Bank, National Association
London Branch
P.O. Box 161
60 Victoria Embankment
London EC4Y 0JP
England

Notices: For purposes of this Master Confirmation:

(a) Address for notices or communications to Counterparty:

Dollar Tree, Inc.
500 Volvo Parkway
Chesapeake, VA 23320
Attn: Roger W. Dean, Vice President – Treasurer
              Phone: 757-321-5354
              Facsimile: 757-321-5111
              Email: rdean@dollartree.com

(b) Address for notices or communications to JPMorgan:

JPMorgan Chase Bank, National Association
EDG Marketing Support
Email: EDG_OTC_HEDGING_MS@jpmorgan.com
Facsimile No: 1-866-886-4506

With a copy to:

Attention: Sudheer Tegulapalle
Title: Executive Director
Address: 383 Madison Avenue, Floor 05
                     New York, NY, 10179, United States
Telephone No: (212) 622-2100
Facsimile No: (212) 622-0398
Email Address: sudheer.r.tegulapalle@jpmorgan.com

2.   Calculation Agent: JPMorgan

3.   Additional Mutual Representations, Warranties and Covenants of JPMorgan and Counterparty. In addition to the representations and warranties in the Agreement, each party represents, warrants and covenants to the other party that:

9

(a)   Eligible Contract Participant. (i) It is an "eligible contract participant", as defined in the U.S. Commodity Exchange Act (as amended), and (ii) is entering into each Transaction hereunder as principal (and not as agent or in any other capacity, fiduciary or otherwise) and not for the benefit of any third party.

(b)   Accredited Investor. Each party acknowledges that the offer and sale of each Transaction to it is intended to be exempt from registration under the Securities Act, by virtue of Section 4(2) thereof and the provisions of Regulation D promulgated thereunder ("**Regulation D**"). Accordingly, each party represents and warrants to the other that (i) it has the financial ability to bear the economic risk of its investment in each Transaction and is able to bear a total loss of its investment, (ii) it is an "accredited investor" as that term is defined under Regulation D, (iii) it will purchase each Transaction not with a view to the distribution or resale thereof in a manner that would violate the Securities Act and (iv) the disposition of each Transaction is restricted under this Master Confirmation, the Securities Act and state securities laws.

4.   Additional Representations, Warranties and Covenants of JPMorgan. In addition to the representations, warranties and covenants in the Agreement and those contained herein, JPMorgan hereby represents, warrants and covenants to Counterparty that:

(a)   with respect to all purchases of Shares made by JPMorgan during any relevant Hedge Period in respect of any Transaction to establish its initial hedge position in respect of such Transaction, JPMorgan will use good faith efforts to effect such purchases in a manner so that, if such purchases were made by Counterparty, they would meet the requirements of Rule 10b-18(b)(2), (3) and (4) under the Exchange Act, and effect calculations in respect thereof, taking into account any applicable Securities and Exchange Commission no-action letters as appropriate and subject to any delays between the execution and reporting of a trade of the Shares on the Exchange and other circumstances beyond JPMorgan's control;

(b)   it will conduct its purchases in connection herewith in a manner that would not be deemed to constitute a tender offer within the meaning of Section 14(d)(1) of the Exchange Act; and

(c)   for the avoidance of doubt, JPMorgan has implemented reasonable policies and procedures, taking into consideration the nature of its business, to ensure that individuals making investment decisions would not violate laws prohibiting trading on the basis of material nonpublic information. Such individuals shall not be in possession of material nonpublic information during all relevant times beginning on the date hereof and continuing through the Hedge Period and the Calculation Period for any Transaction.

5.   Additional Representations, Warranties and Covenants of Counterparty. In addition to the representations, warranties and covenants in the Agreement and those contained herein, as of (i) the date hereof, (ii) the Trade Date for each Transaction hereunder and (iii) to the extent indicated below, each day during the Hedge Period and Calculation Period for each Transaction hereunder, Counterparty represents, warrants and covenants to JPMorgan that:

(a)   assuming the accuracy of the representations by JPMorgan in Section 4(b) hereof, the purchase or writing of each Transaction and the transactions contemplated hereby will not violate Rule 13e-1 or Rule 13e-4 under the Exchange Act;

(b)   it is not entering into any Transaction (i) on the basis of, and is not aware of, any material non-public information with respect to the Shares (ii) in anticipation of, in connection with, or to facilitate, a distribution of its securities, a self tender offer or a third-party tender offer or (iii) to create actual or apparent trading activity in the Shares (or any security convertible into or exchangeable for the Shares) or to raise or depress or otherwise manipulate the price of the Shares (or any security convertible into or exchangeable for the Shares);

(c)   each Transaction is being entered into pursuant to a publicly disclosed Share buy-back program and Counterparty's board of directors has approved the use of derivatives to effect the Share buy-back program;

(d)   without limiting the generality of Section 13.1 of the Equity Definitions, it acknowledges that JPMorgan is not making any representations or warranties with respect to the treatment of any Transaction under any accounting standards, including ASC Topic 260, Earnings Per Share, ASC Topic 815, Derivatives and Hedging, or ASC Topic 480, Distinguishing Liabilities from Equity and ASC 815-40, Derivatives and Hedging – Contracts in Entity's Own Equity (or any successor issue statements);

(e)   Counterparty is in compliance with its reporting obligations under the Exchange Act in all material respects and its most recent Annual Report on Form 10-K, together with all reports subsequently filed by it pursuant to the Exchange Act, taken together and as amended and supplemented to the date of this representation, do not, as of their respective filing dates, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(f)   Counterparty shall report each Transaction as required under Regulation S-K and/or Regulation S-B under the Exchange Act, as applicable;

(g)   Counterparty is not, and will not be, engaged in a "distribution" of Shares or securities that are convertible into, or exchangeable or exercisable for Shares for purposes of Regulation M promulgated under the Exchange Act ("**Regulation M**") at any time during the Hedge Period or the period commencing on the first day of the Calculation Period and ending on the last day of the Calculation Period or, in the event JPMorgan designates an Accelerated Termination Date or either party designates an Early Termination Date or an Early Termination Date is deemed to occur or an Adjusted Cash Amount is payable under Section 16 hereof, the 15th Exchange Business Day immediately following such Accelerated Termination Date, Early Termination Date or the last Exchange Business Day on which the VWAP Price is used in calculating such Adjusted Cash Amount, as the case may be, or such earlier day as elected by JPMorgan and communicated to Counterparty on such day (the "**Relevant Period**") unless Counterparty has provided written notice to JPMorgan of such distribution (a "**Regulation M Distribution Notice**") not later than the Scheduled Trading Day immediately preceding the first day of the relevant "restricted period" (as defined in Regulation M); Counterparty acknowledges that any such notice may cause the Hedge Period or the Calculation Period to be extended or suspended pursuant to Section 6 below; accordingly, Counterparty acknowledges that its delivery of such notice must comply with the standards set forth in Section 7 below;

(h)   Counterparty acknowledges that each Transaction is a derivatives transaction in which it has granted JPMorgan an option; JPMorgan may purchase shares for its own account at an average price that may be greater than, or less than, the price paid by Counterparty under the terms of the related Transaction;

(i)   as of the Trade Date, the Prepayment Date, the Initial Share Delivery Date, the Minimum Share Delivery Date and the Settlement Date for each Transaction, Counterparty is not and will not be "insolvent" (as such term is defined under Section 101(32) of the U.S. Bankruptcy Code (Title 11 of the United States Code) (the "**Bankruptcy Code**")) and Counterparty would be able to purchase a number of Shares equal to the Maximum Shares in compliance with the laws of the jurisdiction of Counterparty's incorporation;

(j)   Counterparty is not and, after giving effect to any Transaction, will not be, required to register as an "investment company" as such term is defined in the Investment Company Act of 1940, as amended; and

(k)   Counterparty has not and, during the Hedge Period or Relevant Period for any Transaction, will not enter into agreements similar to the Transactions described herein where any initial hedge period (however defined), the calculation period (however defined) or the relevant period (however defined) in such other transaction will overlap at any time (including as a result of extensions in such initial hedge period, calculation period or relevant period as provided in the relevant agreements) with any Hedge Period or Relevant Period under this Master Confirmation; *provided* that Counterparty may enter into an issuer uncollared forward repurchase transaction dated as of the date hereof with JPMorgan (the "**Other Transaction**"). In the event that the initial hedge period, calculation period or relevant period in any other similar transaction overlaps with any Hedge Period or Relevant Period under this Master Confirmation as a result of a postponement of the Scheduled Termination Date pursuant to Section 6 herein, Counterparty shall promptly amend such transaction to avoid any such overlap.

(l)   Counterparty (A) is capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities; (B) will exercise independent judgment in evaluating the recommendations of any broker-dealer or its associated persons, unless it has otherwise notified the broker-dealer in writing; and (C) has total assets of at least USD 50,000,000 as of the date hereof.

6.   <u>Suspension of Hedge Period or Calculation Period</u>.

(a)   If Counterparty concludes that it will be engaged in a distribution of the Shares for purposes of Regulation M, Counterparty agrees that it will, on a day no later than the Scheduled Trading Day immediately preceding the start of the relevant restricted period, provide JPMorgan with a Regulation M Distribution Notice. Upon the effectiveness of such Regulation M Distribution Notice, JPMorgan shall halt any purchase of Shares in connection with hedging any Transaction during the relevant restricted period (other than any purchases made by JPMorgan in connection with dynamic hedge adjustments of JPMorgan's exposure to any Transaction as a result of any equity optionality contained in such Transaction). If on any Scheduled Trading Day Counterparty delivers the Regulation M Distribution Notice in writing (and confirms by telephone) by 8:30 a.m. New York City time (the "**Notification Time**") then such notice shall be effective as of such Notification Time. In the event that Counterparty delivers such Regulation M Distribution Notice in writing and/or confirms by telephone after the Notification Time, then such notice shall be effective as of 8:30 a.m. New York City time on the following Scheduled Trading Day or as otherwise required by law or agreed between Counterparty and JPMorgan. Upon the effectiveness of such Regulation M Distribution Notice, the Calculation Period or the Hedge Period, as the case may be, shall be suspended and the Scheduled Termination Date or the Hedge Completion Date or both, as the case may be, shall be postponed for each Scheduled Trading Day in such restricted period; accordingly, Counterparty acknowledges that its delivery of such notice must comply with the standards set forth in Section 7 below, including, without limitation, the requirement that such notice be made at a time at which none of Counterparty or any officer, director, manager or similar person of Counterparty is aware of any material non-public information regarding Counterparty or the Shares.

(b)   In the event that JPMorgan reasonably concludes, in its good faith discretion, based on advice of outside legal counsel, that it is appropriate with respect to any legal, regulatory or self-regulatory requirements or related policies and procedures (whether or not such requirements, policies or procedures are imposed by law or have been voluntarily adopted by JPMorgan), for it to refrain from purchasing Shares on any Scheduled Trading Day during the Hedge Period or the Calculation Period, JPMorgan may by written notice to Counterparty (confirmed by telephone) elect to suspend the Hedge Period or the Calculation Period, as the case may be, for such number of Scheduled Trading Days as is specified in the notice; *provided* that JPMorgan may exercise this right to suspend only in relation to events or circumstances that are unknown to it or any of its Affiliates at the Trade Date of any Transaction, occur within the normal course of its or any of its Affiliates' businesses, and are not the result of deliberate actions of it or any of its Affiliates with the intent to avoid its obligations under the terms of any Transaction. The notice shall not specify, and JPMorgan shall not otherwise communicate to Counterparty, the reason for JPMorgan's election to suspend the Hedge Period or the Calculation Period, as the case may be. The Hedge Period or the Calculation Period, or both, as the case may be, shall be suspended and the Scheduled Termination Date shall be postponed for each Scheduled Trading Day occurring during any such suspension.

(c)   In the event that the Calculation Period or the Hedge Period, as the case may be, is suspended pursuant to Section 6(a) or 6(b) above during the regular trading session on the Exchange, such suspension shall be deemed to be an additional Market Disruption Event, and the second and third paragraphs under "Market Disruption Event" shall apply.

(d)   In the event that the Calculation Period is extended pursuant to any provision hereof (including, without limitation, pursuant to Section 10(d) below), the Calculation Agent, in its good faith and commercially reasonable discretion, shall adjust any relevant terms of the related Transaction to account for the economic effect of such extension or any related Market Disruption Event if necessary to preserve as nearly as practicable the economic terms of such Transaction prior to such extension; *provided* that, subject to Section 16, Counterparty shall not be required to make any additional cash payments or deliver any Shares in connection with any such adjustment.

7. <u>10b5-1 Plan</u>. Counterparty represents, warrants and covenants to JPMorgan that for each Transaction:

(a) Counterparty is entering into this Master Confirmation and each Transaction hereunder in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 under the Exchange Act ("**Rule 10b5-1**") or any antifraud or anti-manipulation provisions of the federal or applicable state securities laws and that it has not entered into or altered and will not enter into or alter any corresponding or hedging transaction or position with respect to the Shares. Counterparty acknowledges that it is the intent of the parties that each Transaction entered into under this Master Confirmation comply with the requirements of Rule 10b5-1(c)(1)(i)(A) and (B) and each Transaction entered into under this Master Confirmation shall be interpreted to comply with the requirements of Rule 10b5-1(c).

(b) Counterparty will not seek to control or influence JPMorgan to make "purchases or sales" (within the meaning of Rule 10b5-1(c)(1)(i)(B)(3)) under any Transaction entered into under this Master Confirmation, including, without limitation, JPMorgan's decision to enter into any hedging transactions. Counterparty represents and warrants that it has consulted with its own advisors as to the legal aspects of its adoption and implementation of this Master Confirmation, each Supplemental Confirmation and each Trade Notification under Rule 10b5-1.

(c) Counterparty acknowledges and agrees that any amendment, modification, waiver or termination of this Master Confirmation, the relevant Supplemental Confirmation or Trade Notification must be effected in accordance with the requirements for the amendment or termination of a "**plan**" as defined in Rule 10b5-1(c). Without limiting the generality of the foregoing, any such amendment, modification, waiver or termination shall be made in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5, and no such amendment, modification, waiver or termination shall be made at any time at which Counterparty or any officer, director, manager or similar person of Counterparty is aware of any material non-public information regarding Counterparty or the Shares.

8. <u>Counterparty Purchases</u>.

Counterparty (or any "affiliated purchaser" as defined in Rule 10b-18 under the Exchange Act ("**Rule 10b-18**")) shall not, directly or indirectly purchase any Shares (including by means of a derivative instrument), listed contracts on the Shares or securities that are convertible into, or exchangeable or exercisable for Shares (including, without limitation, any Rule 10b-18 purchases of blocks (as defined in Rule 10b-18)) during any Hedge Period or Relevant Period (as extended pursuant to the provisions hereof). However, the foregoing shall not limit Counterparty's ability, pursuant to its employee incentive plan, to re-acquire Shares in connection with the related equity transactions or to limit Counterparty's ability to withhold shares to cover tax liabilities associated with such equity transaction or otherwise restrict Counterparty's ability to repurchase Shares under privately negotiated transactions with any of its employees, officers, directors or affiliates, so long as any re-acquisition, withholding or repurchase does not constitute a "Rule 10b-18 purchase" (as defined in Rule 10b-18). Furthermore, this Section shall not restrict (x) Counterparty's entry into, or performance of its obligations under, the Other Transaction or (y) any purchase by Counterparty of Shares effected during any suspension of any Hedge Period or Calculation Period in accordance with Section 6(b).

9. <u>Limit on Beneficial Ownership</u>. Notwithstanding anything to the contrary in this Master Confirmation, Counterparty acknowledges and agrees that, on any day, JPMorgan shall not be obligated to receive from Counterparty any Shares, and Counterparty shall not be entitled to deliver to JPMorgan any Shares, to the extent (but only to the extent) that after such transactions JPMorgan's ultimate parent entity would directly or indirectly "beneficially own" (as such term is defined for purposes of Section 13(d) of the Exchange Act) at any time on such day in excess of 8.0% of the outstanding Shares. Any purported receipt by JPMorgan of Shares shall be void and have no effect to the extent (but only to the extent) that after such receipt by JPMorgan, JPMorgan's ultimate parent entity would directly or indirectly so beneficially own in excess of 8.0% of the outstanding Shares. If, on any day, any receipt of Shares by JPMorgan is not effected, in whole or in part, as a result of this Section 9, Counterparty's obligation to make such delivery shall not be extinguished and such delivery shall be effected over time as promptly as JPMorgan determines, in the reasonable determination of JPMorgan, that after such receipt by JPMorgan, its ultimate parent entity would not directly or indirectly beneficially own in excess of 8.0% of the outstanding Shares.

10. <u>Special Provisions for Merger Transactions</u>. Notwithstanding anything to the contrary herein or in the Equity Definitions,

(a)   Counterparty shall, prior to the opening of trading in the Shares on any day during any Hedge Period or Calculation Period on which Counterparty makes, or expects to be made, any public announcement (as defined in Rule 165(f) under the Securities Act) of any Merger Transaction, notify JPMorgan of such public announcement;

(b)   promptly notify JPMorgan following any such announcement that such announcement has been made; and

(c)   promptly provide JPMorgan with written notice specifying (i) Counterparty's average daily Rule 10b-18 Purchases (as defined in Rule 10b-18) during the three full calendar months immediately preceding such announcement date that were not effected through JPMorgan or its affiliates and (ii) the number of Shares purchased pursuant to the proviso in Rule 10b-18(b)(4) under the Exchange Act for the three full calendar months preceding such announcement. Such written notice shall be deemed to be a certification by Counterparty to JPMorgan that such information is true and correct. In addition, Counterparty shall promptly notify JPMorgan of the earlier to occur of the completion of such transaction and the completion of the vote by target shareholders. Counterparty acknowledges that any such notice may cause the terms of any Transaction to be adjusted or such Transaction to be terminated; accordingly, Counterparty acknowledges that its delivery of such notice must comply with the standards set forth in Section 7; and

(d)   JPMorgan in its good faith and commercially reasonable discretion may (i) make adjustments to the terms of any Transaction to account for the economic effect on such Transaction of such Merger Transaction, including, without limitation, the Scheduled Termination Date, the Forward Price Adjustment Amount and the Maximum Shares to account for the number of Shares that could be purchased on each day during the Hedge Period or the Calculation Period in compliance with Rule 10b-18 following such public announcement, *provided* that, subject to Section 16, Counterparty shall not be required to make any additional cash payments or deliver any Shares in connection with any such adjustments, or (ii) treat the occurrence of such public announcement as an Additional Termination Event with Counterparty as the sole Affected Party and the Transactions hereunder as the Affected Transactions.

"**Merger Transaction**" means any merger, acquisition or similar transaction involving a recapitalization as contemplated by Rule 10b-18(a)(13)(iv) under the Exchange Act.

11.   Acknowledgments. The parties hereto intend for:

(a)   each Transaction to be a "securities contract" as defined in Section 741(7) of the Bankruptcy Code, a "swap agreement" as defined in Section 101(53B) of the Bankruptcy Code and a "forward contract" as defined in Section 101(25) of the Bankruptcy Code, and the parties hereto to be entitled to the protections afforded by, among other Sections, Sections 362(b)(6), 362(b)(17), 362(b)(27), 362(o), 546(e), 546(g), 555, 556, 560 and 561 of the Bankruptcy Code;

(b)   a party's right to liquidate or terminate any Transaction and to exercise any other remedies upon the occurrence of any Event of Default or Termination Event under the Agreement with respect to the other party or any Extraordinary Event that results in the termination or cancellation of any Transaction to constitute a "contractual right" (as defined in the Bankruptcy Code);

(c)   any cash, securities or other property transferred as performance assurance, credit support or collateral with respect to each Transaction to constitute "margin payments" (as defined in the Bankruptcy Code); and

(d)   all payments for, under or in connection with each Transaction, all payments for the Shares and the transfer of such Shares to constitute "settlement payments" and "transfers" (as defined in the Bankruptcy Code).

12.   Credit Support Documents. The parties hereto acknowledge that no Transaction hereunder is secured by any collateral.

13.   No Netting and Set-off. Notwithstanding any provision of the Agreement (including without limitation Section 6(f) thereof) and this Master Confirmation or any other agreement between the parties to the contrary,

neither party shall net or set off its obligations under any Transaction against its rights against the other party under any other transaction or instrument.

14.   Early Termination. In the event that an Early Termination Date (whether as a result of an Event of Default or a Termination Event) occurs or is designated with respect to any Transaction (except as a result of a Merger Event in which the consideration or proceeds to be paid to holders of Shares consists solely of cash), if JPMorgan would owe any amount to Counterparty pursuant to Section 6(d)(ii) of the Agreement (calculated as if the Transactions being terminated on such Early Termination Date were the sole Transactions under the Agreement) (any such amount, a "**JPMorgan Amount**"), then, unless Counterparty elects, no later than the Early Termination Date or the date on which such Transaction is terminated, for the JPMorgan Amount to be settled through the payment of cash, then JPMorgan shall deliver to Counterparty a number of Shares (or, in the case of a Merger Event, a number of units, each comprising the number or amount of the securities or property that a hypothetical holder of one Share would receive in such Merger Event (each such unit, an "**Alternative Delivery Unit**" and, the securities or property comprising such unit, "**Alternative Delivery Property**")) with a value equal to the JPMorgan Amount, as determined by the Calculation Agent (and the parties agree that, in making such determination of value, the Calculation Agent may take into account a number of factors, including the market price of the Shares or Alternative Delivery Property on the date of early termination and the actual prices at which JPMorgan purchases Shares or Alternative Delivery Property to fulfill its delivery obligations under this Section 14); *provided* that in determining the composition of any Alternative Delivery Unit, if the relevant Merger Event involves a choice of consideration to be received by holders, such holder shall be deemed to have elected to receive the maximum possible amount of cash; *provided further* that Counterparty may elect for the JPMorgan Amount to be settled through the payment of cash in accordance with this Section 14 only if the delivery of the notice of such election complies with the standards set forth in Section 7 above, including, without limitation, the requirement that such notice be made at a time at which none of Counterparty or any officer, director, manager or similar person of Counterparty is aware of any material non-public information regarding Counterparty or the Shares. For the avoidance of doubt, if Counterparty elects for the JPMorgan Amount to be settled through the payment of cash, the provisions of Section 6(d)(ii) of the Agreement shall apply.

15.   Payment Date upon Early Termination. Notwithstanding anything to the contrary in Section 6(d)(ii) of the Agreement, all amounts calculated as being due in respect of an Early Termination Date under Section 6(e) of the Agreement will be payable on the day that notice of the amount payable is effective; *provided* that if Counterparty elects to receive Shares or Alternative Delivery Property in accordance with Section 14), such Shares or Alternative Delivery Property shall be delivered on a date selected by JPMorgan as promptly as practicable. The parties acknowledge and agree that in calculating the Close-Out Amount for any Transaction pursuant to Section 6 of the Agreement, JPMorgan may (but need not), in its reasonable discretion, determine such amount based on (i) expected losses assuming a commercially reasonable (including, without limitation, with regard to reasonable legal and regulatory guidelines) risk bid were used to determine loss or (ii) the price at which one or more market participants would offer to sell to JPMorgan a block of Shares equal in number to JPMorgan's hedge position in relation to such Transaction.

16.   Special Provisions for Counterparty Payments.

(a)   If (i) an Early Termination Date occurs or is designated with respect to any Transaction pursuant to the paragraph immediately preceding the heading "Additional Disruption Events" in Section 1 above in respect of a Merger Event or a Tender Offer (as modified below) and, as a result, Counterparty owes an amount to JPMorgan pursuant to Section 6(d)(ii) of the Agreement (calculated as if the Transactions being terminated on such Early Termination Date were the sole Transactions under the Agreement) (any such amount, a "**Counterparty Payment Amount**") or (ii) an adjustment is made to any Transaction pursuant to Section 12.2 or 12.3 of the Equity Definitions or Section 6(d) of this Master Confirmation in respect of a Merger Event or a Tender Offer (as modified below) and, as a result, the Number of Shares to be Delivered, *minus* the sum of the Initial Shares and the number of Shares delivered pursuant to the provisions opposite the caption "Minimum Share Delivery" in Section 1 above, in respect of such Transaction is a negative number (such an event, a "**Negative Share Event**"), then Counterparty shall pay to JPMorgan an amount in USD equal to the Counterparty Payment Amount or the Adjusted Cash Amount, as applicable, on the third Currency Business Day immediately following the date (the "**Payment Notice Date**") of Counterparty's receipt of a notice (a "**Payment Notice**") from JPMorgan setting forth the Counterparty Payment Amount or the Adjusted Cash Amount, as applicable. However, Counterparty may irrevocably elect, by delivery of written notice to JPMorgan on

or prior to the third Currency Business Day immediately following the Payment Notice Date, to deliver Shares, or in the case of a Merger Event, Alternative Delivery Units, in lieu of payment in cash of such Counterparty Payment Amount or Adjusted Cash Amount, as applicable, pursuant to either subsection (b) or (c) of this Section 16, in which event subsection (d) and (e) of this Section 16 shall also apply to such election and delivery. For purposes of this Section 16(a), Section 12.1(d) of the Equity Definitions shall be amended by replacing "10%" with "25%" in the third line thereof.

(b)   **Private Placement**. If Counterparty elects to deliver privately placed Shares or privately placed Alternative Delivery Units, as the case may be, pursuant to this subsection (b) (a "**Private Placement Election**"), then such Private Placement Election shall not be valid and Counterparty shall be required to pay to JPMorgan the Counterparty Payment Amount or Adjusted Cash Amount in cash, as applicable, if:

(A)   the representations, warranties and covenants in Sections 5(b), 5(c), 5(e), 5(g) and 7 above and Sections 3(a)(i) and (ii) of the Agreement are not true and correct as of the date Counterparty makes such Private Placement Election, as if made on such date, or

(B)   Counterparty has taken any action that would make unavailable (x) the exemption set forth in Section 4(2) of the Securities Act for the delivery of any Shares or Alternative Delivery Units, as the case may be, by Counterparty to JPMorgan or (y) an exemption from the registration requirements of the Securities Act reasonably acceptable to JPMorgan for resales of Shares or Alternative Delivery Units, as the case may be, by JPMorgan, or Counterparty fails to execute a private placement agreement (the "**Private Placement Agreement**") providing for such resale, which agreement shall contain customary and reasonable conditions, undertakings, representations and warranties for equity offerings of similar size and be in a form and in substance commercially reasonably satisfactory to JPMorgan, or otherwise fails to comply with any commercially reasonable requirements imposed by JPMorgan in respect of the private placement of the Shares or Alternative Delivery Units, as the case may be. Notwithstanding the foregoing, JPMorgan agrees that such private placement agreement shall not include any placement agency or similar fee to JPMorgan or its affiliates.

(c)   **Registered Delivery**. If Counterparty elects to deliver registered Shares or registered Alternative Delivery Units, as the case may be, pursuant to this subsection (c) (a "**Registered Delivery Election**"), then then Counterparty shall effect such delivery in compliance with the following:

(A)   Counterparty agrees to take all commercially reasonable actions within its control to make available to JPMorgan or its affiliate an effective registration statement under the Securities Act and one or more prospectuses as necessary or desirable (in the reasonable discretion of JPMorgan or such affiliate), and in form and substance reasonably satisfactory to JPMorgan and such affiliate, to allow JPMorgan and its affiliates to comply with the applicable prospectus delivery requirements (the "**Prospectus**") for the sale by JPMorgan or its affiliate of the Shares or Alternative Delivery Units, as the case may be, delivered by the Counterparty hereunder (the "**Registration Statement**"), such Registration Statement to be effective and Prospectus to be current during a period (the "**Registered Unwind Period**") beginning on, and including, a date specified by Counterparty, which date shall be as soon as commercially reasonably practicable, but in no event more than 15 Exchange Business Days, following the date on which Counterparty makes a Registered Delivery Election, and ending on, and including, the first date that all such sales JPMorgan have been settled. JPMorgan shall use commercially reasonable efforts to effect such sales as promptly as reasonably practicable.

(B)   Counterparty shall on or before the commencement of the Registered Unwind Period enter into an agreement (the "**Registration Agreement**") with JPMorgan or its affiliate in connection with the registered sale of the Shares or Alternative Delivery Units, as the case may be, by JPMorgan or its affiliate substantially similar to underwriting agreements entered into by JPMorgan or its affiliates with respect to equity securities for offerings of similar size. The Registration Agreement shall include representations, warranties, covenants, conditions and other provisions substantially similar to those contained in such underwriting agreements, including, without limitation, provisions relating to the

indemnification of, and contribution in connection with the liability of, JPMorgan and its affiliates, provisions relating to the delivery of opinions of counsel, comfort letters, officers' certificates and other documents, and provisions permitting the performance of such diligence as JPMorgan and its affiliates may reasonably request in advance of such public sale, the results of which must be reasonably satisfactory to JPMorgan and such affiliates. Counterparty agrees to reimburse JPMorgan and its affiliates for all reasonable out-of-pocket expenses JPMorgan and its affiliates incur in connection with such diligence and otherwise in connection with the preparation of the Registration Statement and Prospectus, including, without limitation, the reasonable fees and expenses of one outside counsel to JPMorgan and its affiliates incurred in connection therewith; *provided* that Counterparty shall not be required to pay any underwriting fee or commission pursuant to the Registration Agreement or otherwise in connection therewith.

(C)   If the requirements of subsection (c)(A) or (c)(B) above are not satisfied (determined without regard to whether the cause is within the control of Counterparty), JPMorgan or its affiliate shall be entitled to cease or not start selling Shares or Alternative Delivery Units, as the case may be, pursuant to the Registration Statement, the related Registered Delivery Election shall not be valid and Counterparty shall be required to pay to JPMorgan the Counterparty Payment Amount or Adjusted Cash Amount in cash, as applicable.

(d)   In connection with any "Private Placement" pursuant to subsection (b) above or any "Registered Delivery" pursuant to subsection (c) above, in compliance with, and upon the terms specified in, the Private Placement Agreement or the Registration Agreement, as the case may be, Counterparty shall deliver to JPMorgan a number of Shares or Alternative Delivery Units, as the case may be, equal to the quotient of (i) the Counterparty Payment Amount or the Adjusted Cash Amount, as applicable, *divided by* (ii) the Termination Price. Notwithstanding the foregoing, Counterparty shall not be required to deliver Shares or, in the case of a Merger Event, other securities comprising the aggregate Alternative Delivery Units in excess of the Share Cap, in each case except to the extent that Counterparty has available at such time authorized but unissued Shares or other securities not expressly reserved for any other uses (including, without limitation, Shares reserved for issuance upon the exercise of options or convertible debt). Counterparty shall not permit the sum of (i) the Share Cap and (ii) the aggregate number of Shares expressly reserved for any such other uses, in each case whether expressed as caps or as numbers of Shares reserved or otherwise, to exceed at any time the number of authorized but unissued Shares.

(e)   For purposes of this Section 16, the following terms shall have the following meanings:

(i)   "**Adjusted Cash Amount**" means, for any Transaction, an amount in USD equal to (x) the absolute value of the Number of Shares to be Delivered, *minus* the sum of the Initial Shares and the number of Shares delivered pursuant to the provisions opposite the caption "Minimum Share Delivery" in Section 1 above, in respect of such Transaction, *multiplied by* (y) the average VWAP Prices over a number of consecutive Exchange Business Days as reasonably determined by the Calculation Agent in good faith and in a commercially reasonable manner beginning on, and including, the second Exchange Business Day immediately following the Termination Date for such Transaction.

(ii)   "**Share Cap**" means, for any date following the Trade Date for any Transaction hereunder, (x) the Initial Share Cap as specified in the Trade Notification for such Transaction, *minus* (y) the net number of Shares delivered by Counterparty to JPMorgan in respect of such Transaction on or prior to such date, *plus* (z) the net number of Shares delivered by JPMorgan to Counterparty in respect of such Transaction on or prior to such date, subject to appropriate adjustments by the Calculation Adjustment as a result of an event described in Section 11.2(e) of the Equity Definitions.

(iii)   "**Termination Price**" means (i) with respect to Shares or Alternative Delivery Units, as the case may be, delivered by Counterparty in connection with a "Registered Delivery" as contemplated by subsection (c) above, the average VWAP Prices over a number of consecutive Exchange Business Days for such Shares or Alternative Delivery Units, as the case may be, as reasonably determined by the Calculation Agent in good faith and in a commercially reasonable manner beginning on, and

including, the first day on which JPMorgan or its affiliate sells such Shares or Alternative Delivery Units, as the case may be, pursuant to the Registration Statement, and (ii) with respect to Shares or Alternative Delivery Units, as the case may be, delivered by Counterparty in connection with a "Private Placement" as contemplated by subsection (b) above, the realizable market value of such Shares or Alternative Delivery Units, as the case may be, to JPMorgan (or an affiliate thereof), as determined by the Calculation Agent.

17.   Claim in Bankruptcy. JPMorgan agrees that in the event of the bankruptcy of Counterparty, JPMorgan shall not have rights or assert a claim that is senior in priority to the rights and claims available to the shareholders of the common stock of Counterparty.

18.   Staggered Settlement. JPMorgan may, by notice to Counterparty prior to the Settlement Date (a "**Nominal Settlement Date**"), elect to deliver the Shares deliverable on such Nominal Settlement Date on two or more dates (each, a "**Staggered Settlement Date**") or at two or more times on the Nominal Settlement Date as follows: (i) in such notice, JPMorgan will specify to Counterparty the related Staggered Settlement Dates (each of which will be on or prior to such Nominal Settlement Date) or delivery times and how it will allocate the Shares it is required to deliver under "Physical Settlement" among the Staggered Settlement Dates or delivery times; and (ii) the aggregate number of Shares that JPMorgan will deliver to Counterparty hereunder on all such Staggered Settlement Dates and delivery times will equal the number of Shares that JPMorgan would otherwise be required to deliver on such Nominal Settlement Date.

19.   Amendments to Equity Definitions. The following amendments shall be made to the Equity Definitions:

(a)   Section 11.2(a) of the Equity Definitions is hereby amended by deleting the words "a diluting or concentrative effect on the theoretical value of the relevant Shares" and replacing them with "a material economic effect on the theoretical value of the relevant Shares or the Transaction; *provided* that such event is not based on (a) an observable market, other than the market for Counterparty's own stock or (b) an observable index, other than an index calculated and measured solely by reference to Counterparty's own operations";

(b)   The first sentence of Section 11.2(c) of the Equity Definitions, prior to clause (A) thereof, is hereby amended to read as follows: '(c) If "Calculation Agent Adjustment" is specified as the Method of Adjustment in the related Confirmation of a Share Option Transaction or Share Forward Transaction, then following the announcement or occurrence of any Potential Adjustment Event, the Calculation Agent will determine whether such Potential Adjustment Event has a material economic effect on the theoretical value of the relevant Shares or the Transaction (*provided* that such event is not based on (a) an observable market, other than the market for Counterparty's own stock or (b) an observable index, other than an index calculated and measured solely by reference to Counterparty's own operations) and, if so, will (i) make appropriate adjustment(s), if any, to any one or more of:' *and* clause (B) thereof is hereby amended by inserting, after 'the Forward Price,' 'the Maximum Shares, the Minimum Shares,' *and* the portion of such sentence immediately preceding clause (ii) thereof is hereby amended by deleting the words "diluting or concentrative" and the words "(*provided* that no adjustments will be made to account solely for changes in volatility, expected dividends, stock loan rate or liquidity relative to the relevant Shares)" and replacing such latter phrase with the words "(and, for the avoidance of doubt, adjustments may be made to account solely for changes in volatility, stock loan rate or liquidity relative to the relevant Shares)";

(c)   Section 11.2(e)(vii) of the Equity Definitions is hereby amended by deleting the words "have a diluting or concentrative effect on the theoretical value of the relevant Shares" and replacing them with "have, in the commercially reasonable judgment of the Calculation Agent, a material economic effect on the theoretical value of the relevant Shares or the Transaction; *provided* that such event is not based on (a) an observable market, other than the market for Counterparty's own stock or (b) an observable index, other than an index calculated and measured solely by reference to Counterparty's own operations"; and

(d)   Section 12.6(a)(ii) of the Equity Definitions is hereby amended by (1) deleting from the fourth line thereof the word "or" after the word "official" and inserting a comma therefor, and (2) deleting the semi-colon at the

end of subsection (B) thereof and inserting the following words therefor "or (C) at JPMorgan's option, the occurrence of any of the events specified in Section 5(a)(vii) (1) through (9) of the ISDA Master Agreement with respect to that issuer".

20.   Designation by JPMorgan. Notwithstanding any other provision in this Master Confirmation to the contrary requiring or allowing JPMorgan to sell or deliver any Shares or other securities to Counterparty, JPMorgan (the "**Designator**") may designate any of its Affiliates (the "**Designee**") to deliver and otherwise perform its obligations to deliver, if any, any such Shares or other securities in respect of each Transaction, and the Designee may assume such obligations, if any. Such designation shall not relieve the Designator of any of its obligations, if any, hereunder. Notwithstanding the previous sentence, if the Designee shall have performed the obligations, if any, of the Designator hereunder, then the Designator shall be discharged of its obligations, if any, to Counterparty to the extent of such performance.

21.   Agreements regarding each Supplemental Confirmation and related Trade Notification.

(a)   Counterparty accepts and agrees to be bound by the contractual terms and conditions as set forth in a properly completed Supplemental Confirmation and related Trade Notification for each Transaction. Upon receipt of the Trade Notification, Counterparty shall promptly execute and return a properly completed Trade Notification to JPMorgan; *provided* that Counterparty's failure to so execute and return a properly completed Trade Notification shall not affect the binding nature of the Trade Notification, and the terms set forth therein shall be binding on Counterparty to the same extent, and with the same force and effect, as if Counterparty had executed a written version of the Trade Notification.

(b)   Counterparty and JPMorgan agree and acknowledge that (A) the Transactions contemplated by this Master Confirmation will be entered into in reliance on the fact that this Master Confirmation, and each Supplemental Confirmation and related Trade Notification form a single agreement between Counterparty and JPMorgan, and JPMorgan would not otherwise enter into such transactions; (B) this Master Confirmation, as amended by each Supplemental Confirmation and related Trade Notification, is a "qualified financial contract", as such term is defined in Section 5-701(b)(2) of the General Obligations Law of New York (the "**General Obligations Law**"); (C) the Trade Notification, regardless of whether the Trade Notification is transmitted electronically or otherwise, constitutes a "confirmation in writing sufficient to indicate that a contract has been made between the parties" hereto, as set forth in Section 5-701(b)(3)(b) of the General Obligations Law; and (D) this Master Confirmation and each Supplemental Confirmation constitutes a prior "written contract", as set forth in Section 5-701(b)(1)(b) of the General Obligations Law, and each party hereto intends and agrees to be bound by this Master Confirmation, as supplemented by each Supplemental Confirmation and related Trade Notification.

(c)   Counterparty and JPMorgan further agree and acknowledge that this Master Confirmation, as supplemented by each Supplemental Confirmation and related Trade Notification, constitutes a contract "for the sale or purchase of a security", as set forth in Section 8-113 of the Uniform Commercial Code of New York.

22.   Termination Currency. The Termination Currency shall be USD.

23.   Wall Street Transparency and Accountability Act. In connection with Section 739 of the Wall Street Transparency and Accountability Act of 2010 ("**WSTAA**"), the parties hereby agree that neither the enactment of WSTAA or any regulation under the WSTAA, nor any requirement under WSTAA or an amendment made by WSTAA, shall limit or otherwise impair either party's otherwise applicable rights to terminate, renegotiate, modify, amend or supplement this Master Confirmation, any Supplemental Confirmation, any Trade Notification or the Agreement, as applicable, arising from a termination event, force majeure, illegality, increased costs, regulatory change or similar event under this Master Confirmation, the Equity Definitions incorporated herein, or the Agreement (including, but not limited to, rights arising from Change in Law, Hedging Disruption, Increased Cost of Hedging, a Loss of Stock Borrow, or Illegality (as defined in the Agreement)).

24.   Role of Agent. Each party agrees and acknowledges that (a) JPMS, an Affiliate of JPMorgan, has acted solely as agent and not as principal with respect to this Master Confirmation and each Transaction and (b) JPMS

has no obligation or liability, by way of guaranty, endorsement or otherwise, in any manner in respect of any Transaction (including, if applicable, in respect of the settlement thereof). Each party agrees it will look solely to the other party (or any guarantor in respect thereof) for performance of such other party's obligations under any Transaction. JPMS is authorized to act as agent for JPMorgan.

25.   Waiver of Trial by Jury. **EACH OF COUNTERPARTY AND JPMORGAN HEREBY IRREVOCABLY WAIVES (ON ITS OWN BEHALF AND, TO THE EXTENT PERMITTED BY APPLICABLE LAW, ON BEHALF OF ITS STOCKHOLDERS) ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO ANY TRANSACTION OR THE ACTIONS OF JPMORGAN OR ITS AFFILIATES IN THE NEGOTIATION, PERFORMANCE OR ENFORCEMENT HEREOF.**

26.   Governing Law. **THE AGREEMENT, THIS MASTER CONFIRMATION, EACH SUPPLEMENTAL CONFIRMATION, EACH TRADE NOTIFICATION AND ALL MATTERS ARISING IN CONNECTION WITH THE AGREEMENT, THIS MASTER CONFIRMATION, EACH SUPPLEMENTAL CONFIRMATION AND EACH TRADE NOTIFICATION SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REFERENCE TO THE CONFLICT OF LAWS PROVISIONS THEREOF. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND THE UNITED STATES COURT FOR THE SOUTHERN DISTRICT OF NEW YORK IN CONNECTION WITH ALL MATTERS RELATING HERETO AND WAIVE ANY OBJECTION TO THE LAYING OF VENUE IN, AND ANY CLAIM OF INCONVENIENT FORUM WITH RESPECT TO, THESE COURTS**.

27.   Counterparts. This Master Confirmation may be executed in any number of counterparts, all of which shall constitute one and the same instrument, and any party hereto may execute this Master Confirmation by signing and delivering one or more counterparts.

[*Remainder of Page Intentionally Left Blank*]

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing this Master Confirmation and returning it to us.

Yours sincerely,

J.P. MORGAN SECURITIES LLC, as agent for
JPMorgan Chase Bank, National Association,
London Branch

By: /s/ SudheerTegulapalle
Name: Sudheer Tegulapalle
Title: Executive Director

Confirmed as of the date first above written:

DOLLAR TREE, INC.

By: /s/ Kevin S. Wampler
Name: Kevin Wampler
Title: Chief Financial Officer

FORM OF SUPPLEMENTAL CONFIRMATION

[_____], 20[__]

To: Dollar Tree, Inc.
        500 Volvo Parkway
        Chesapeake, VA 23320
        Attn: Roger W. Dean, Vice President – Treasurer
                 Facsimile: 757-321-5111

From: JPMorgan Chase Bank, National Association
        P.O. Box 161
        60 Victoria Embankment
        London EC4Y 0JP
        England

                 Issuer Collared Forward Repurchase Transaction

        The purpose of this Supplemental Confirmation is to confirm the terms and conditions of the Transaction entered into between J.P. Morgan Securities LLC, as agent for JPMorgan Chase Bank, National Association, London Branch ("**JPMorgan**"), and Dollar Tree, Inc. ("**Counterparty**" and together with JPMorgan, the "**Contracting Parties**") on the Trade Date specified below. This Supplemental Confirmation is a binding contract between JPMorgan and Counterparty as of the relevant Trade Date for the Transaction referenced below.

        1.   This Supplemental Confirmation supplements, forms part of, and is subject to the Master Confirmation dated as of September [__], 2013 (the "**Master Confirmation**") between the Contracting Parties, as amended and supplemented from time to time. All provisions contained in the Master Confirmation govern this Supplemental Confirmation except as expressly modified below.

        2.   The terms of the Transaction to which this Supplemental Confirmation relates are as follows:

Trade Date: [_____], 20[__]

Calculation Period Start Date: [_____], 20[__]

Scheduled Termination Date: [_____], 20[__] (or if such date is not an Exchange Business Day, the next following Exchange Business Day), as the same may be postponed pursuant to the provisions of the Master Confirmation, subject to JPMorgan's right to accelerate the Termination Date to any date on or after the First Acceleration Date.

First Acceleration Date: [_____], 20[__]

Hedge Threshold Price: USD [__.__]

Initial Shares: [_____]

Prepayment Amount: USD [_____]

Minimum Shares:	As set forth in the Trade Notification, to be a number of shares equal to (a) the Prepayment Amount *divided by* (b) [___]% of the Hedge Period Reference Price.
Maximum Shares:	As set forth in the Trade Notification, to be a number of shares equal to (a) the Prepayment Amount *divided by* (b) [___]% of the Hedge Period Reference Price.
Forward Price Adjustment Amount:	USD [___]

3.   Counterparty represents and warrants to JPMorgan that neither it nor any "affiliated purchaser" (as defined in Rule 10b-18 under the Exchange Act) has made any purchases of blocks pursuant to the proviso in Rule 10b-18(b)(4) under the Exchange Act during the four full calendar weeks immediately preceding the Trade Date other than through JPMorgan.

4.   This Supplemental Confirmation may be executed in any number of counterparts, all of which shall constitute one and the same instrument, and any party hereto may execute this Supplemental Confirmation by signing and delivering one or more counterparts.

[Remainder of Page Intentionally Left Blank]

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing this Supplemental Confirmation and returning it to us.

Yours sincerely,

J.P. MORGAN SECURITIES LLC, as agent for
JPMorgan Chase Bank, National Association,
London Branch

By: _____
Name:
Title:

Confirmed as of the date first above written:

DOLLAR TREE, INC.

By: _____
Name:
Title:

EXHIBIT B

FORM OF TRADE NOTIFICATION

[_____], 20[__]

To: Dollar Tree, Inc.
        500 Volvo Parkway
        Chesapeake, VA 23320
        Attn: Roger W. Dean, Vice President – Treasurer
                Facsimile: 757-321-5111

From: JPMorgan Chase Bank, National Association
        P.O. Box 161
        60 Victoria Embankment
        London EC4Y 0JP
        England

<u>Issuer Collared Forward Repurchase Transaction</u>

The purpose of this Trade Notification is to notify you of certain terms in the Transaction entered into between J.P. Morgan Securities LLC, as agent for JPMorgan Chase Bank, National Association, London Branch ("**JPMorgan**"), and Dollar Tree, Inc. ("**Counterparty**") (together, the "**Contracting Parties**") on the Trade Date specified below.

This Trade Notification supplements, forms part of, and is subject to the Supplemental Confirmation dated as of [_____], 20[__] (the "**Supplemental Confirmation**") between the Contracting Parties, as amended and supplemented from time to time. The Supplemental Confirmation is subject to the Master Confirmation dated as of September [__], 2013 (the "**Master Confirmation**") between the Contracting Parties, as amended and supplemented from time to time. All provisions contained in the Master Confirmation and the Supplemental Confirmation govern this Trade Notification except as expressly modified below.

Trade Date: [_____], 20[__]

Hedge Completion Date: [_____], 20[__]

Hedge Period Reference Price: USD [__.__]

Minimum Shares: [_____]

Maximum Shares: [_____]

Initial Share Cap: [_____]

[*Remainder of Page Intentionally Left Blank*]

J.P.Morgan

Yours sincerely,

J.P. MORGAN SECURITIES LLC, as agent for
JPMorgan Chase Bank, National Association,
London Branch

By: _____
Name:
Title:

Receipt Acknowledged:

DOLLAR TREE, INC.

By: _____
Name:
Title:

Exhibit 10.2

SUPPLEMENTAL CONFIRMATION

September 17, 2013

To: Dollar Tree, Inc.
         500 Volvo Parkway
         Chesapeake, VA 23320
         Attn: Roger W. Dean, Vice President – Treasurer
                  Facsimile: 757-321-5111

From: JPMorgan Chase Bank, National Association
         P.O. Box 161
         60 Victoria Embankment
         London EC4Y 0JP
         England

         Re: Issuer Collared Forward Repurchase Transaction

         The purpose of this Supplemental Confirmation is to confirm the terms and conditions of the Transaction entered into between J.P. Morgan Securities LLC, as agent for JPMorgan Chase Bank, National Association, London Branch ("**JPMorgan**"), and Dollar Tree, Inc. ("**Counterparty**" and together with JPMorgan, the "**Contracting Parties**") on the Trade Date specified below. This Supplemental Confirmation is a binding contract between JPMorgan and Counterparty as of the relevant Trade Date for the Transaction referenced below.

         1.   This Supplemental Confirmation supplements, forms part of, and is subject to the Master Confirmation dated as of September 17, 2013 (the "**Master Confirmation**") between the Contracting Parties, as amended and supplemented from time to time. All provisions contained in the Master Confirmation govern this Supplemental Confirmation except as expressly modified below.

         2.   The terms of the Transaction to which this Supplemental Confirmation relates are as follows:

Trade Date: September 17, 2013

Calculation Period Start Date: September 19, 2013

Scheduled Termination Date: **[*]** (or if such date is not an Exchange Business Day, the next following Exchange Business Day), as the same may be postponed pursuant to the provisions of the Master Confirmation, subject to JPMorgan's right to accelerate the Termination Date to any date on or after the First Acceleration Date.

First Acceleration Date: **[*]**

Hedge Threshold Price: USD **[*]**

Initial Shares: 4,477,879

Prepayment Amount:	USD 500,000,000

Minimum Shares:	As set forth in the Trade Notification, to be a number of shares equal to (a) the Prepayment Amount *divided by* (b) 110% of the Hedge Period Reference Price.
Maximum Shares:	As set forth in the Trade Notification, to be a number of shares equal to (a) the Prepayment Amount *divided by* (b) 95% of the Hedge Period Reference Price.

Forward Price Adjustment
Amount: USD **[*]**

3.   Counterparty represents and warrants to JPMorgan that neither it nor any "affiliated purchaser" (as defined in Rule 10b-18 under the Exchange Act) has made any purchases of blocks pursuant to the proviso in Rule 10b-18(b)(4) under the Exchange Act during the four full calendar weeks immediately preceding the Trade Date other than through JPMorgan.

4.   This Supplemental Confirmation may be executed in any number of counterparts, all of which shall constitute one and the same instrument, and any party hereto may execute this Supplemental Confirmation by signing and delivering one or more counterparts.

[*Remainder of Page Intentionally Left Blank*]

J.P.Morgan

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing this Supplemental Confirmation and returning it to us.

Yours sincerely,

J.P. MORGAN SECURITIES LLC, as agent for JPMorgan Chase Bank, National Association, London Branch

By: /s/ Sudheer Tegulapalle
Name: Sudheer Tegulapalle
Title: Executive Director

Confirmed as of the date first above written:

DOLLAR TREE, INC.

By: /s/ Kevin S. Wampler
Name: Kevin Wampler
Title: Chief Financial Officer

Exhibit 10.3

CONFIDENTIAL TREATMENT REQUESTED

Confidential material has been separately filed with the Securities and Exchange Commission under an application for confidential treatment. Terms for which confidential treatment has been requested have been omitted and marked with an asterisk [*]

September 17, 2013

To: Dollar Tree, Inc.
      500 Volvo Parkway
      Chesapeake, VA 23320
      Attn: Roger W. Dean, Vice President – Treasurer
          Facsimile: 757-321-5111

From: JPMorgan Chase Bank, National Association
      P.O. Box 161
      60 Victoria Embankment
      London EC4Y 0JP
      England

Re: **Issuer Uncollared Forward Repurchase Transaction**

Ladies and Gentlemen:

   This master confirmation (this "**Master Confirmation**") is intended to supplement the terms and provisions of certain Transactions (each, a "**Transaction**") entered into from time to time between J.P. Morgan Securities LLC ("**JPMS**"), as agent for JPMorgan Chase Bank, National Association, London Branch ("**JPMorgan**"), and Dollar Tree, Inc. ("**Counterparty**"). This Master Confirmation, taken alone, is neither a commitment by either party to enter into any Transaction nor evidence of a Transaction. The terms of any particular Transaction shall be set forth in a Supplemental Confirmation in the form of <u>Exhibit A</u> hereto (a "**Supplemental Confirmation**"), which shall reference this Master Confirmation and supplement, form a part of, and be subject to this Master Confirmation. This Master Confirmation and each Supplemental Confirmation together shall constitute a "Confirmation" as referred to in the Agreement specified below.

   The definitions and provisions contained in the 2000 ISDA Definitions (the "**2000 Definitions**") and the 2002 ISDA Equity Derivatives Definitions (the "**Equity Definitions**" and together with the 2000 Definitions, the "**Definitions**"), as published by the International Swaps and Derivatives Association, Inc. ("**ISDA**"), are incorporated into this Master Confirmation and each Supplemental Confirmation. This Master Confirmation and each Supplemental Confirmation evidence a complete binding agreement between Counterparty and JPMorgan as to the subject matter and terms of each Transaction to which this Master Confirmation and such Supplemental Confirmation relate and shall supersede all prior or contemporaneous written or oral communications with respect thereto.

   This Master Confirmation and each Supplemental Confirmation supplement, form a part of, and are subject to an agreement (the "**Agreement**") in the form of the ISDA 2002 Master Agreement as if JPMorgan and Counterparty had executed an agreement in such form (without any Schedule but with the elections set forth in this Master Confirmation and each Supplemental Confirmation).

For each Transaction, all provisions contained or incorporated by reference in the Agreement shall govern this Master Confirmation and each Supplemental Confirmation relating to such Transaction except as expressly modified herein or in such Supplemental Confirmation.

If, in relation to any Transaction to which this Master Confirmation and a Supplemental Confirmation relate, there is any inconsistency between the Agreement, this Master Confirmation, any Supplemental Confirmation, the Equity Definitions and the 2000 Definitions, the following will prevail for purposes of such Transaction in the order of precedence indicated: (i) such Supplemental Confirmation; (ii) this Master Confirmation; (iii) the Agreement; (iv) the Equity Definitions; and (v) the 2000 Definitions.

1.   Each Transaction constitutes a Share Forward Transaction for the purposes of the Equity Definitions. Set forth below are the terms and conditions which, together with the terms and conditions set forth in the related Supplemental Confirmation (in respect of the relevant Transaction), shall govern each such Transaction.

General Terms:

Trade Date:	For each Transaction, as set forth in the Supplemental Confirmation.
Buyer:	Counterparty
Seller:	JPMorgan
Shares:	Shares of common stock, par value USD 0.01 per share, of Counterparty (Exchange Ticker: "DLTR")
Forward Price:	The arithmetic average of the VWAP Prices for each Exchange Business Day in the Calculation Period.
VWAP Price:	For any Exchange Business Day, as determined by the Calculation Agent based on the Rule 10b-18 Volume Weighted Average Price per Share for the regular trading session (including any extensions thereof) of the Exchange on such Exchange Business Day (without regard to pre-open or after hours trading outside of such regular trading session for such Exchange Business Day), as published by Bloomberg at 4:15 p.m. New York time (or 15 minutes following the end of any extension of the regular trading session) on such Exchange Business Day, on Bloomberg page "DLTR <Equity> AQR_SEC" (or any successor thereto). For purposes of calculating the VWAP Price, the Calculation Agent will include only those trades that are reported during the period of time during which Counterparty could purchase its own shares under Rule 10b-18(b)(2) and pursuant to the conditions of Rule 10b-18(b)(3), each under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") (such trades, "**Rule 10b-18 eligible transactions**").
Forward Price Adjustment Amount:	For each Transaction, as set forth in the Supplemental Confirmation.
Calculation Period:	The period from and including the Calculation Period Start Date to and including the Termination Date.
Calculation Period Start Date:	For each Transaction, as set forth in the Supplemental Confirmation.
Termination Date:	For each Transaction, the Scheduled Termination Date set forth in the Supplemental Confirmation (as the same may be postponed in accordance with the provisions hereof); *provided* that JPMorgan shall have the right to designate

any date (the "**Accelerated Termination Date**") on or after the First Acceleration Date to be the Termination Date by providing notice to Counterparty of any such designation by 7:00 p.m. New York City time on the Exchange Business Day following such date.

First Acceleration Date:	For each Transaction, as set forth in the Supplemental Confirmation.

Market Disruption Event:

The definition of "Market Disruption Event" in Section 6.3(a) of the Equity Definitions is hereby amended by deleting the words "at any time during the one-hour period that ends at the relevant Valuation Time, Latest Exercise Time, Knock-in Valuation Time or Knock-out Valuation Time, as the case may be, or" and inserting the words "at any time on any Scheduled Trading Day during the Calculation Period or" after the word "material," in the third line thereof.

Notwithstanding anything to the contrary in the Equity Definitions, to the extent that a Disrupted Day occurs in the Calculation Period, the Calculation Agent may in good faith and acting in a commercially reasonable manner postpone the Scheduled Termination Date. In such event, the Calculation Agent must determine whether (i) such Disrupted Day is a Disrupted Day in full, in which case the VWAP Price for such Disrupted Day shall not be included for purposes of determining the Forward Price, or (ii) such Disrupted Day is a Disrupted Day only in part, in which case the VWAP Price for such Disrupted Day shall be determined by the Calculation Agent based on Rule 10b-18 eligible transactions in the Shares on such Disrupted Day effected before the relevant Market Disruption Event occurred and/or after the relevant Market Disruption Event ended, and the weighting of the VWAP Price for the relevant Exchange Business Days during the Calculation Period shall be adjusted in a commercially reasonable manner by the Calculation Agent for purposes of determining the Forward Price, with such adjustments based solely on the duration of any Market Disruption Event and the volume, historical trading patterns and price of the Shares.

If a Disrupted Day occurs during the Calculation Period and each of the seven immediately following Scheduled Trading Days is a Disrupted Day, then the Calculation Agent, in its good faith and commercially reasonable discretion, may either (i) deem such seventh Scheduled Trading Day to be an Exchange Business Day and determine the VWAP Price for such seventh Scheduled Trading Day using its good faith estimate of the value of the Shares on such seventh Scheduled Trading Day based on the volume, historical trading patterns and price of the Shares and any other factors that would be inputs to the fair value of a "fixed-for-fixed" forward or option on equity securities or (ii) further extend the Calculation Period as it deems necessary to determine the VWAP Price.

Exchange:	NASDAQ Global Select Market
Related Exchange(s):	All Exchanges.
Prepayment\ Variable Obligation:	Applicable
Prepayment Amount:	For each Transaction, as set forth in the Supplemental Confirmation.
Prepayment Date:	One Exchange Business Day following the Trade Date.

Settlement Terms:

 Settlement Procedures: For each Transaction:

  (i) if the Number of Shares to be Delivered for such Transaction is positive, Physical Settlement shall be applicable to such Transaction; *provided* that JPMorgan does not, and shall not, make the agreement or the representations set forth in Section 9.11 of the Equity Definitions related to the restrictions imposed by applicable securities laws with respect to any Shares delivered by JPMorgan to Counterparty under any Transaction; or

  (ii) if the Number of Shares to be Delivered for such Transaction is negative, then the provisions of Section 16 shall apply to such Transaction.

 Number of Shares
 to be Delivered: A number of Shares equal to (1) (a) the Prepayment Amount *divided by* (b) (i) the Forward Price *minus* (ii) the Forward Price Adjustment Amount *minus* (2) the Initial Shares; *provided* that in no event shall the Number of Shares to be Delivered exceed the Maximum Number of Shares to be Delivered.

 Maximum Number of Shares
 to be Delivered: For each Transaction, as set forth in the Supplemental Confirmation.

 Excess Dividend Amount: For the avoidance of doubt, the reference to Excess Dividend Amount shall be deleted from Section 9.2(a)(iii) of the Equity Definitions.

 Settlement Date: Three (3) Exchange Business Days following the Termination Date.

 Settlement Currency: USD

 Initial Share Delivery: JPMorgan shall deliver a number of Shares equal to the Initial Shares to Counterparty on the Initial Share Delivery Date in accordance with Section 9.4 of the Equity Definitions, with the Initial Share Delivery Date deemed to be a "Settlement Date" for purposes of such Section 9.4.

 Initial Share Delivery Date: One Exchange Business Day following the Trade Date.

 Initial Shares: For each Transaction, as set forth in the Supplemental Confirmation.

Share Adjustments:

 Potential Adjustment Event: Notwithstanding anything to the contrary in Section 11.2(e) of the Equity Definitions, an Extraordinary Dividend shall not constitute a Potential Adjustment Event.

   It shall constitute an additional Potential Adjustment Event if the Scheduled Termination Date is postponed pursuant to "Market Disruption Event" above, in which case the Calculation Agent shall, in its commercially reasonable discretion, adjust any relevant terms of each Transaction as the Calculation Agent determines appropriate to account for the economic effect on such Transaction of such postponement, based on stock price volatility, interest rates, strike price, stock loan rate, liquidity and VWAP averaging dates.

Extraordinary Dividend:	For any calendar quarter occurring (in whole or in part) during the period from and including the first day of the Calculation Period to and including the Termination Date, any dividend or distribution on the Shares with an ex-dividend date occurring during such calendar quarter (other than any dividend or distribution (i) of the type described in Section 11.2(e)(i) or Section 11.2 (e)(ii)(A) or (B) of the Equity Definitions or (ii) relating to Counterparty's adoption of a shareholder rights or similar plan or arrangement in which Counterparty declares a dividend or distribution of rights that provides upon the occurrence of certain events for a distribution of preferred stock, warrants, debt instruments or stock rights at a price below their market value (a "**Rights Plan Adoption**")).
Agreement Regarding Dividends:	Notwithstanding any other provision of this Master Confirmation, the Definitions or the Agreement to the contrary, in calculating any adjustment pursuant to Article 11 of the Equity Definitions or any amount payable in respect of any termination or cancellation of any Transaction pursuant to Article 12 of the Equity Definitions or Section 6 of the Agreement, the Calculation Agent shall not take into account changes to any dividends since the Trade Date, including any Extraordinary Dividends but excluding a dividend or distribution relating to a Rights Plan Adoption. For the avoidance of doubt, if an Early Termination Date occurs in respect of any Transaction, the amount payable pursuant to Section 6 of the Agreement in respect of such Early Termination Date shall be determined without regard to the difference between actual dividends declared (including any Extraordinary Dividends) and expected dividends as of the Trade Date, in each case, excluding a dividend or distribution relating to a Rights Plan Adoption.
Method of Adjustment:	Calculation Agent Adjustment
Additional Termination Event:	It shall constitute an Additional Termination Event with Counterparty as the sole Affected Party and all Transactions hereunder as the Affected Transactions if, at any time during the Calculation Period for any Transaction, Counterparty declares any dividend, including an Extraordinary Dividend but excluding a dividend or distribution relating to a Rights Plan Adoption.
Consequences of Merger Events and Tender Offers:	
(a) Share for Share:	Modified Calculation Agent Adjustment
(b) Share-for-Other:	Modified Calculation Agent Adjustment
(c) Share-for-Combined:	Modified Calculation Agent Adjustment
Determining Party:	JPMorgan
Tender Offer:	Applicable
New Shares:	In the definition of New Shares in Section 12.1(i) of the Equity Definitions, the text in clause (i) thereof shall be deleted in its entirety (including the word "and" following such clause (i)) and replaced with "publicly quoted, traded or listed on any of the New York Stock Exchange, the NASDAQ Global Select Market or the NASDAQ Global Market (or their respective successors)".

For purposes of each Transaction, (x) the definition of Merger Date in Section 12.1(c) of the Equity Definitions shall be amended to read, "Merger Date shall mean the Announcement Date" and (y) the definition of Tender Offer Date in Section 12.1(e) of the Equity Definitions shall be amended to read, "Tender Offer Date shall mean the Announcement Date." The definition of "Announcement Date" in Section 12.1(l) of the Equity Definitions is hereby amended by (i) replacing the words "a firm" with the word "any" in the second and fourth lines thereof, (ii) replacing the word "leads to the" with the words ", if completed, would lead to a" in the third and the fifth lines thereof, (iii) replacing the words "voting shares" with the word "Shares" in the fifth line thereof, and (iv) inserting the words "by any entity" after the word "announcement" in the second and the fourth lines thereof.

Nationalization, Insolvency or Delisting:	Cancellation and Payment (Calculation Agent Determination); *provided* that in addition to the provisions of Section 12.6(a)(iii) of the Equity Definitions, it shall also constitute a Delisting if the Exchange is located in the United States and the Shares are not immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, the NASDAQ Global Select Market or the NASDAQ Global Market (or their respective successors); if the Shares are immediately re-listed, re-traded or re-quoted on any such exchange or quotation system, such exchange or quotation system shall thereafter be deemed to be the Exchange.

Notwithstanding anything to the contrary in the Equity Definitions, if, as a result of a Merger Event, a Tender Offer, a Nationalization, an Insolvency or a Delisting, Cancellation and Payment applies to one or more Transactions hereunder (whether in whole or in part), an Additional Termination Event (with the Transactions (or portions thereof) to which Cancellation and Payment applies being the Affected Transactions, Counterparty being the sole Affected Party and the Early Termination Date being the date on which such Transactions would be cancelled pursuant to Article 12 of the Equity Definitions) shall be deemed to occur, and, in lieu of Sections 12.7 and 12.8 of the Equity Definitions, Section 6 of the Agreement shall apply to such Affected Transactions.

Additional Disruption Events:

(a)	Change in Law:	Applicable
(b)	Failure to Deliver:	Applicable
(c)	Insolvency Filing:	Applicable
(d)	Hedging Disruption:	Applicable
(e)	Increased Cost of Stock Borrow:	Applicable
	Initial Stock Loan Rate:	**[*]**
(f)	Loss of Stock Borrow:	Applicable

Maximum Stock Loan Rate:	**[*]**
Hedging Party:	JPMorgan
Determining Party:	JPMorgan

Notwithstanding anything to the contrary in the Equity Definitions, if, as a result of an Additional Disruption Event, any Transaction is cancelled or terminated, an Additional Termination Event (with such terminated Transaction(s) being the Affected Transaction(s), Counterparty being the sole Affected Party and the Early Termination Date being the date on which such Transaction(s) would be cancelled or terminated pursuant to Article 12 of the Equity Definitions) shall be deemed to occur, and, in lieu of Sections 12.7 and 12.8 of the Equity Definitions, Section 6 of the Agreement shall apply to such Affected Transaction(s).

Non-Reliance/Agreements and Acknowledgements Regarding Hedging Activities/Additional Acknowledgements:	Applicable
Transfer:	Notwithstanding anything to the contrary in the Agreement, JPMorgan may transfer or assign its rights and obligations hereunder and under the Agreement, in whole or in part, to (i) any of its Affiliates (as defined in Rule 405 of the Securities Act of 1933, as amended (the "**Securities Act**")), (ii) any entities sponsored or organized by, or on behalf of or for the benefit of, JPMorgan, or (iii) any third party, in each case without the consent of Counterparty.

Account Details:

(a) Instructions for delivery of Shares to Counterparty:	Computershare 250 Royall Street Canton, MA 02021 Phone: (800) 622-5757 Email: Shareholder.inquiries@computershare.com Attn: Sharon R. Boughter Phone: (440) 239-7361 Facsimile: (440) 239-7355 sharon.boughter@computershare.com
(b) Account for payments to Counterparty:	To be provided upon request.
(c) Account for payments to JPMorgan:	

Bank:
ABA#:
Acct No.:
Beneficiary: JPMorgan Chase Bank, N.A. New York
Ref: Derivatives

(d) Account for delivery of Shares to JPMorgan:

Offices:

(a) The Office of Counterparty for the Transaction is: Counterparty is not a Multibranch Party

(b) The Office of JPMorgan for the Transaction is: London

JPMorgan Chase Bank, National Association
London Branch
P.O. Box 161
60 Victoria Embankment
London EC4Y 0JP
England

Notices: For purposes of this Master Confirmation:

(a) Address for notices or communications to Counterparty:

Dollar Tree, Inc.
500 Volvo Parkway
Chesapeake, VA 23320
Attn: Roger W. Dean, Vice President – Treasurer
         Phone: 757-321-5354
         Facsimile: 757-321-5111
         Email: rdean@dollartree.com

(b) Address for notices or communications to JPMorgan:

JPMorgan Chase Bank, National Association
EDG Marketing Support
Email: EDG_OTC_HEDGING_MS@jpmorgan.com
Facsimile No: 1-866-886-4506

With a copy to:

Attention: Sudheer Tegulapalle
Title: Executive Director
Address: 383 Madison Avenue, Floor 05
                New York, NY, 10179, United States
Telephone No: (212) 622-2100
Facsimile No: (212) 622-0398
Email Address: sudheer.r.tegulapalle@jpmorgan.com

2.   Calculation Agent: JPMorgan

3.   Additional Mutual Representations, Warranties and Covenants of JPMorgan and Counterparty. In addition to the representations and warranties in the Agreement, each party represents, warrants and covenants to the other party that:

(a)   Eligible Contract Participant. (i) It is an "eligible contract participant", as defined in the U.S. Commodity Exchange Act (as amended), and (ii) is entering into each Transaction hereunder as principal (and not as agent or in any other capacity, fiduciary or otherwise) and not for the benefit of any third party.

(b)   Accredited Investor. Each party acknowledges that the offer and sale of each Transaction to it is intended to be exempt from registration under the Securities Act, by virtue of Section 4(2) thereof and the provisions of Regulation D promulgated thereunder ("**Regulation D**"). Accordingly, each party represents and warrants to the other that (i) it has the financial ability to bear the economic risk of its investment in each Transaction and is able to bear a total loss of its investment, (ii) it is an "accredited investor" as that term is defined under Regulation D, (iii) it will purchase each Transaction not with a view to the distribution or resale thereof in a manner that would violate the Securities Act and (iv) the disposition of each Transaction is restricted under this Master Confirmation, the Securities Act and state securities laws.

4.   Additional Representations, Warranties and Covenants of JPMorgan. In addition to the representations, warranties and covenants in the Agreement and those contained herein, JPMorgan hereby represents, warrants and covenants to Counterparty that:

(a)   [*Intentionally Omitted*];

(b)   it will conduct its purchases in connection herewith in a manner that would not be deemed to constitute a tender offer within the meaning of Section 14(d)(1) of the Exchange Act; and

(c)   for the avoidance of doubt, JPMorgan has implemented reasonable policies and procedures, taking into consideration the nature of its business, to ensure that individuals making investment decisions would not violate laws prohibiting trading on the basis of material nonpublic information. Such individuals shall not be in possession of material nonpublic information during all relevant times beginning on the date hereof and continuing through the Calculation Period for any Transaction.

5.   Additional Representations, Warranties and Covenants of Counterparty. In addition to the representations, warranties and covenants in the Agreement and those contained herein, as of (i) the date hereof, (ii) the Trade Date for each Transaction hereunder and (iii) to the extent indicated below, each day during the Calculation Period for each Transaction hereunder, Counterparty represents, warrants and covenants to JPMorgan that:

(a)   assuming the accuracy of the representations by JPMorgan in Section 4(b) hereof, the purchase or writing of each Transaction and the transactions contemplated hereby will not violate Rule 13e-1 or Rule 13e-4 under the Exchange Act;

(b)   it is not entering into any Transaction (i) on the basis of, and is not aware of, any material non-public information with respect to the Shares (ii) in anticipation of, in connection with, or to facilitate, a distribution of its securities, a self tender offer or a third-party tender offer or (iii) to create actual or apparent trading activity in the Shares (or any security convertible into or exchangeable for the Shares) or to raise or depress or otherwise manipulate the price of the Shares (or any security convertible into or exchangeable for the Shares);

(c)   each Transaction is being entered into pursuant to a publicly disclosed Share buy-back program and Counterparty's board of directors has approved the use of derivatives to effect the Share buy-back program;

(d)   without limiting the generality of Section 13.1 of the Equity Definitions, it acknowledges that JPMorgan is not making any representations or warranties with respect to the treatment of any Transaction under any accounting standards, including ASC Topic 260, Earnings Per Share, ASC Topic 815, Derivatives and Hedging, or ASC Topic 480, Distinguishing Liabilities from Equity and ASC 815-40, Derivatives and Hedging – Contracts in Entity's Own Equity (or any successor issue statements);

(e)   Counterparty is in compliance with its reporting obligations under the Exchange Act in all material respects and its most recent Annual Report on Form 10-K, together with all reports subsequently filed by it pursuant

to the Exchange Act, taken together and as amended and supplemented to the date of this representation, do not, as of their respective filing dates, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(f)   Counterparty shall report each Transaction as required under Regulation S-K and/or Regulation S-B under the Exchange Act, as applicable;

(g)   Counterparty is not, and will not be, engaged in a "distribution" of Shares or securities that are convertible into, or exchangeable or exercisable for Shares for purposes of Regulation M promulgated under the Exchange Act ("**Regulation M**") at any time during the period commencing on the Calculation Period Start Date and ending on the last day of the Calculation Period or, in the event JPMorgan designates an Accelerated Termination Date or either party designates an Early Termination Date or an Early Termination Date is deemed to occur or an Adjusted Cash Amount is payable under Section 16 hereof, the 15th Exchange Business Day immediately following such Accelerated Termination Date, Early Termination Date or the last Exchange Business Day on which the VWAP Price is used in calculating such Adjusted Cash Amount, as the case may be, or such earlier day as elected by JPMorgan and communicated to Counterparty on such day (the "**Relevant Period**") unless Counterparty has provided written notice to JPMorgan of such distribution (a "**Regulation M Distribution Notice**") not later than the Scheduled Trading Day immediately preceding the first day of the relevant "restricted period" (as defined in Regulation M); Counterparty acknowledges that any such notice may cause the Calculation Period to be extended or suspended pursuant to Section 6 below; accordingly, Counterparty acknowledges that its delivery of such notice must comply with the standards set forth in Section 7 below;

(h)   Counterparty acknowledges that each Transaction is a derivatives transaction in which it has granted JPMorgan an option; JPMorgan may purchase shares for its own account at an average price that may be greater than, or less than, the price paid by Counterparty under the terms of the related Transaction;

(i)   as of the Trade Date, the Prepayment Date, the Initial Share Delivery Date and the Settlement Date for each Transaction, Counterparty is not and will not be "insolvent" (as such term is defined under Section 101(32) of the U.S. Bankruptcy Code (Title 11 of the United States Code) (the "**Bankruptcy Code**")) and Counterparty would be able to purchase a number of Shares with a value equal to the Prepayment Amount in compliance with the laws of the jurisdiction of Counterparty's incorporation;

(j)   Counterparty is not and, after giving effect to any Transaction, will not be, required to register as an "investment company" as such term is defined in the Investment Company Act of 1940, as amended; and

(k)   Counterparty has not and, during the Relevant Period for any Transaction, will not enter into agreements similar to the Transactions described herein where any initial hedge period (however defined), the calculation period (however defined) or the relevant period (however defined) in such other transaction will overlap at any time (including as a result of extensions in such initial hedge period, calculation period or relevant period as provided in the relevant agreements) with any Relevant Period under this Master Confirmation; *provided* that Counterparty may enter into an issuer collared forward repurchase transaction dated as of the date hereof with JPMorgan (the "**Other Transaction**"). In the event that the initial hedge period, calculation period or relevant period in any other similar transaction overlaps with any Relevant Period under this Master Confirmation as a result of a postponement of the Scheduled Termination Date pursuant to Section 6 herein, Counterparty shall promptly amend such transaction to avoid any such overlap.

(l)   Counterparty (A) is capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities; (B) will exercise independent judgment in evaluating the recommendations of any broker-dealer or its associated persons, unless it has otherwise notified the broker-dealer in writing; and (C) has total assets of at least USD 50,000,000 as of the date hereof.

6.   Suspension of Calculation Period.

(a)   If Counterparty concludes that it will be engaged in a distribution of the Shares for purposes of Regulation M, Counterparty agrees that it will, on a day no later than the Scheduled Trading Day immediately preceding the start of the relevant restricted period, provide JPMorgan with a Regulation M Distribution Notice. Upon the effectiveness of such Regulation M Distribution Notice, JPMorgan shall halt any purchase of Shares in connection with hedging any Transaction during the relevant restricted period (other than any purchases made by JPMorgan in connection with dynamic hedge adjustments of JPMorgan's exposure to any Transaction as a result of any equity optionality contained in such Transaction). If on any Scheduled Trading Day Counterparty delivers the Regulation M Distribution Notice in writing (and confirms by telephone) by 8:30 a.m. New York City time (the "**Notification Time**") then such notice shall be effective as of such Notification Time. In the event that Counterparty delivers such Regulation M Distribution Notice in writing and/or confirms by telephone after the Notification Time, then such notice shall be effective as of 8:30 a.m. New York City time on the following Scheduled Trading Day or as otherwise required by law or agreed between Counterparty and JPMorgan. Upon the effectiveness of such Regulation M Distribution Notice, the Calculation Period shall be suspended and the Scheduled Termination Date shall be postponed for each Scheduled Trading Day in such restricted period; accordingly, Counterparty acknowledges that its delivery of such notice must comply with the standards set forth in Section 7 below, including, without limitation, the requirement that such notice be made at a time at which none of Counterparty or any officer, director, manager or similar person of Counterparty is aware of any material non-public information regarding Counterparty or the Shares.

(b)   In the event that JPMorgan reasonably concludes, in its good faith discretion, based on advice of outside legal counsel, that it is appropriate with respect to any legal, regulatory or self-regulatory requirements or related policies and procedures (whether or not such requirements, policies or procedures are imposed by law or have been voluntarily adopted by JPMorgan), for it to refrain from purchasing Shares on any Scheduled Trading Day during the Calculation Period, JPMorgan may by written notice to Counterparty (confirmed by telephone) elect to suspend the Calculation Period for such number of Scheduled Trading Days as is specified in the notice; *provided* that JPMorgan may exercise this right to suspend only in relation to events or circumstances that are unknown to it or any of its Affiliates at the Trade Date of any Transaction, occur within the normal course of its or any of its Affiliates' businesses, and are not the result of deliberate actions of it or any of its Affiliates with the intent to avoid its obligations under the terms of any Transaction. The notice shall not specify, and JPMorgan shall not otherwise communicate to Counterparty, the reason for JPMorgan's election to suspend the Calculation Period. The Calculation Period shall be suspended and the Scheduled Termination Date shall be postponed for each Scheduled Trading Day occurring during any such suspension.

(c)   In the event that the Calculation Period is suspended pursuant to Section 6(a) or 6(b) above during the regular trading session on the Exchange, such suspension shall be deemed to be an additional Market Disruption Event, and the second and third paragraphs under "Market Disruption Event" shall apply.

(d)   In the event that the Calculation Period is extended pursuant to any provision hereof (including, without limitation, pursuant to Section 10(d) below), the Calculation Agent, in its good faith and commercially reasonable discretion, shall adjust any relevant terms of the related Transaction to account for the economic effect of such extension or any related Market Disruption Event if necessary to preserve as nearly as practicable the economic terms of such Transaction prior to such extension.

7.   10b5-1 Plan. Counterparty represents, warrants and covenants to JPMorgan that for each Transaction:

(a)   Counterparty is entering into this Master Confirmation and each Transaction hereunder in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 under the Exchange Act ("**Rule 10b5-1**") or any antifraud or anti-manipulation provisions of the federal or applicable state securities laws and that it has not entered into or altered and will not enter into or alter any corresponding or hedging transaction or position with respect to the Shares. Counterparty acknowledges that it is the intent of the parties that each Transaction entered into under this Master Confirmation comply with the requirements of Rule 10b5-1(c)(1)(i)(A) and (B) and each Transaction entered into under this Master Confirmation shall be interpreted to comply with the requirements of Rule 10b5-1(c).

(b)   Counterparty will not seek to control or influence JPMorgan to make "purchases or sales" (within the meaning of Rule 10b5-1(c)(1)(i)(B)(3)) under any Transaction entered into under this Master Confirmation, including, without limitation, JPMorgan's decision to enter into any hedging transactions. Counterparty represents and

warrants that it has consulted with its own advisors as to the legal aspects of its adoption and implementation of this Master Confirmation and each Supplemental Confirmation under Rule 10b5-1.

(c)   Counterparty acknowledges and agrees that any amendment, modification, waiver or termination of this Master Confirmation or the relevant Supplemental Confirmation must be effected in accordance with the requirements for the amendment or termination of a "**plan**" as defined in Rule 10b5-1(c). Without limiting the generality of the foregoing, any such amendment, modification, waiver or termination shall be made in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5, and no such amendment, modification, waiver or termination shall be made at any time at which Counterparty or any officer, director, manager or similar person of Counterparty is aware of any material non-public information regarding Counterparty or the Shares.

8.   Counterparty Purchases.

Counterparty (or any "affiliated purchaser" as defined in Rule 10b-18 under the Exchange Act ("**Rule 10b-18**")) shall not, directly or indirectly purchase any Shares (including by means of a derivative instrument), listed contracts on the Shares or securities that are convertible into, or exchangeable or exercisable for Shares (including, without limitation, any Rule 10b-18 purchases of blocks (as defined in Rule 10b-18)) during any Relevant Period (as extended pursuant to the provisions hereof). However, the foregoing shall not limit Counterparty's ability, pursuant to its employee incentive plan, to re-acquire Shares in connection with the related equity transactions or to limit Counterparty's ability to withhold shares to cover tax liabilities associated with such equity transaction or otherwise restrict Counterparty's ability to repurchase Shares under privately negotiated transactions with any of its employees, officers, directors or affiliates, so long as any re-acquisition, withholding or repurchase does not constitute a "Rule 10b-18 purchase" (as defined in Rule 10b-18). Furthermore, this Section shall not restrict (x) Counterparty's entry into, or performance of its obligations under, the Other Transaction or (y) any purchase by Counterparty of Shares effected during any suspension of any Calculation Period in accordance with Section 6(b).

9.   Limit on Beneficial Ownership.   Notwithstanding anything to the contrary in this Master Confirmation, Counterparty acknowledges and agrees that, on any day, JPMorgan shall not be obligated to receive from Counterparty any Shares, and Counterparty shall not be entitled to deliver to JPMorgan any Shares, to the extent (but only to the extent) that after such transactions JPMorgan's ultimate parent entity would directly or indirectly "beneficially own" (as such term is defined for purposes of Section 13(d) of the Exchange Act, and after taking into account any Shares deliverable by Counterparty to JPMorgan on the same day pursuant to the Other Transaction)) at any time on such day in excess of 8.0% of the outstanding Shares. Any purported receipt by JPMorgan of Shares shall be void and have no effect to the extent (but only to the extent) that after such receipt by JPMorgan, JPMorgan's ultimate parent entity would directly or indirectly so beneficially own in excess of 8.0% of the outstanding Shares. If, on any day, any receipt of Shares by JPMorgan is not effected, in whole or in part, as a result of this Section 9, Counterparty's obligation to make such delivery shall not be extinguished and such delivery shall be effected over time as promptly as JPMorgan determines, in the reasonable determination of JPMorgan, that after such receipt by JPMorgan, its ultimate parent entity would not directly or indirectly beneficially own in excess of 8.0% of the outstanding Shares.

10.   Special Provisions for Merger Transactions.   Notwithstanding anything to the contrary herein or in the Equity Definitions,

(a)   Counterparty shall, prior to the opening of trading in the Shares on any day during any Calculation Period on which Counterparty makes, or expects to be made, any public announcement (as defined in Rule 165(f) under the Securities Act) of any Merger Transaction, notify JPMorgan of such public announcement;

(b)   promptly notify JPMorgan following any such announcement that such announcement has been made; and

(c)   promptly provide JPMorgan with written notice specifying (i) Counterparty's average daily Rule 10b-18 Purchases (as defined in Rule 10b-18) during the three full calendar months immediately preceding such announcement date that were not effected through JPMorgan or its affiliates and (ii) the number of Shares purchased pursuant to the proviso in Rule 10b-18(b)(4) under the Exchange Act for the three full calendar months preceding such

announcement. Such written notice shall be deemed to be a certification by Counterparty to JPMorgan that such information is true and correct. In addition, Counterparty shall promptly notify JPMorgan of the earlier to occur of the completion of such transaction and the completion of the vote by target shareholders. Counterparty acknowledges that any such notice may cause the terms of any Transaction to be adjusted or such Transaction to be terminated; accordingly, Counterparty acknowledges that its delivery of such notice must comply with the standards set forth in Section 7; and

(d)   JPMorgan in its good faith and commercially reasonable discretion may (i) make adjustments to the terms of any Transaction to account for the economic effect on such Transaction of such Merger Transaction, including, without limitation, the Scheduled Termination Date and the Forward Price Adjustment Amount to account for the number of Shares that could be purchased on each day during the Calculation Period in compliance with Rule 10b-18 following such public announcement or (ii) treat the occurrence of such public announcement as an Additional Termination Event with Counterparty as the sole Affected Party and the Transactions hereunder as the Affected Transactions.

"**Merger Transaction**" means any merger, acquisition or similar transaction involving a recapitalization as contemplated by Rule 10b-18(a)(13)(iv) under the Exchange Act.

11.   Acknowledgments. The parties hereto intend for:

(a)   each Transaction to be a "securities contract" as defined in Section 741(7) of the Bankruptcy Code, a "swap agreement" as defined in Section 101(53B) of the Bankruptcy Code and a "forward contract" as defined in Section 101(25) of the Bankruptcy Code, and the parties hereto to be entitled to the protections afforded by, among other Sections, Sections 362(b)(6), 362(b)(17), 362(b)(27), 362(o), 546(e), 546(g), 555, 556, 560 and 561 of the Bankruptcy Code;

(b)   a party's right to liquidate or terminate any Transaction and to exercise any other remedies upon the occurrence of any Event of Default or Termination Event under the Agreement with respect to the other party or any Extraordinary Event that results in the termination or cancellation of any Transaction to constitute a "contractual right" (as defined in the Bankruptcy Code);

(c)   any cash, securities or other property transferred as performance assurance, credit support or collateral with respect to each Transaction to constitute "margin payments" (as defined in the Bankruptcy Code); and

(d)   all payments for, under or in connection with each Transaction, all payments for the Shares and the transfer of such Shares to constitute "settlement payments" and "transfers" (as defined in the Bankruptcy Code).

12.   Credit Support Documents. The parties hereto acknowledge that no Transaction hereunder is secured by any collateral.

13.   No Netting and Set-off. Notwithstanding any provision of the Agreement (including without limitation Section 6(f) thereof) and this Master Confirmation or any other agreement between the parties to the contrary, neither party shall net or set off its obligations under any Transaction against its rights against the other party under any other transaction or instrument.

14.   Early Termination. In the event that an Early Termination Date (whether as a result of an Event of Default or a Termination Event) occurs or is designated with respect to any Transaction (except as a result of a Merger Event in which the consideration or proceeds to be paid to holders of Shares consists solely of cash), if JPMorgan would owe any amount to Counterparty pursuant to Section 6(d)(ii) of the Agreement (calculated as if the Transactions being terminated on such Early Termination Date were the sole Transactions under the Agreement) (any such amount, a "**JPMorgan Amount**"), then, unless Counterparty elects, no later than the Early Termination Date or the date on which such Transaction is terminated, for the JPMorgan Amount to be settled through the payment of cash, then JPMorgan shall deliver to Counterparty a number of Shares (or, in the case of a Merger Event, a number of units, each comprising the number or amount of the securities or property that a hypothetical holder of one Share would receive in such Merger Event (each such unit, an "**Alternative Delivery Unit**" and, the securities or property comprising such unit, "**Alternative**

13

Delivery Property")) with a value equal to the JPMorgan Amount, as determined by the Calculation Agent (and the parties agree that, in making such determination of value, the Calculation Agent may take into account a number of factors, including the market price of the Shares or Alternative Delivery Property on the date of early termination and the actual prices at which JPMorgan purchases Shares or Alternative Delivery Property to fulfill its delivery obligations under this Section 14); *provided* that in determining the composition of any Alternative Delivery Unit, if the relevant Merger Event involves a choice of consideration to be received by holders, such holder shall be deemed to have elected to receive the maximum possible amount of cash; *provided further* that Counterparty may elect for the JPMorgan Amount to be settled through the payment of cash in accordance with this Section 14 only if the delivery of the notice of such election complies with the standards set forth in Section 7 above, including, without limitation, the requirement that such notice be made at a time at which none of Counterparty or any officer, director, manager or similar person of Counterparty is aware of any material non-public information regarding Counterparty or the Shares. For the avoidance of doubt, if Counterparty elects for the JPMorgan Amount to be settled through the payment of cash, the provisions of Section 6(d)(ii) of the Agreement shall apply.

15.　　　Payment Date upon Early Termination. Notwithstanding anything to the contrary in Section 6(d)(ii) of the Agreement, all amounts calculated as being due in respect of an Early Termination Date under Section 6(e) of the Agreement will be payable on the day that notice of the amount payable is effective; *provided* that if Counterparty elects to receive Shares or Alternative Delivery Property in accordance with Section 14), such Shares or Alternative Delivery Property shall be delivered on a date selected by JPMorgan as promptly as practicable. The parties acknowledge and agree that in calculating the Close-Out Amount for any Transaction pursuant to Section 6 of the Agreement, JPMorgan may (but need not), in its reasonable discretion, determine such amount based on (i) expected losses assuming a commercially reasonable (including, without limitation, with regard to reasonable legal and regulatory guidelines) risk bid were used to determine loss or (ii) the price at which one or more market participants would offer to sell to JPMorgan a block of Shares equal in number to JPMorgan's hedge position in relation to such Transaction.

16.　　　Special Provisions for Counterparty Payments.

(a)　　　If (i) an Early Termination Date occurs or is designated with respect to any Transaction and, as a result, Counterparty owes an amount to JPMorgan pursuant to Section 6(d)(ii) of the Agreement (calculated as if the Transactions being terminated on such Early Termination Date were the sole Transactions under the Agreement) (any such amount, a "**Counterparty Payment Amount**") or (ii) the Number of Shares to be Delivered in respect of such Transaction is a negative number (such an event, a "**Negative Share Event**"), then Counterparty shall pay to JPMorgan an amount in USD equal to the Counterparty Payment Amount or the Adjusted Cash Amount, as applicable, on the third Currency Business Day immediately following the date (the "**Payment Notice Date**") of Counterparty's receipt of a notice (a "**Payment Notice**") from JPMorgan setting forth the Counterparty Payment Amount or the Adjusted Cash Amount, as applicable. However, Counterparty may irrevocably elect, by delivery of written notice to JPMorgan on or prior to the third Currency Business Day immediately following the Payment Notice Date, to deliver Shares, or in the case of a Merger Event, Alternative Delivery Units, in lieu of payment in cash of such Counterparty Payment Amount or Adjusted Cash Amount, as applicable, pursuant to either subsection (b) or (c) of this Section 16, in which event subsection (d) and (e) of this Section 16 shall also apply to such election and delivery.

(b)　　　**Private Placement**. If Counterparty elects to deliver privately placed Shares or privately placed Alternative Delivery Units, as the case may be, pursuant to this subsection (b) (a "**Private Placement Election**"), then such Private Placement Election shall not be valid and Counterparty shall be required to pay to JPMorgan the Counterparty Payment Amount or Adjusted Cash Amount in cash, as applicable, if:

(A)　　　the representations, warranties and covenants in Sections 5(b), 5(c), 5(e), 5(g) and 7 above and Sections 3(a)(i) and (ii) of the Agreement are not true and correct as of the date Counterparty makes such Private Placement Election, as if made on such date, or

(B)　　　Counterparty has taken any action that would make unavailable (x) the exemption set forth in Section 4(2) of the Securities Act for the delivery of any Shares or Alternative Delivery Units, as the case may be, by Counterparty to JPMorgan or (y) an exemption from the registration requirements of the Securities Act reasonably acceptable to JPMorgan for resales of Shares or Alternative Delivery Units,

as the case may be, by JPMorgan, or Counterparty fails to execute a private placement agreement (the "**Private Placement Agreement**") providing for such resale, which agreement shall contain customary and reasonable conditions, undertakings, representations and warranties for equity offerings of similar size and be in a form and in substance commercially reasonably satisfactory to JPMorgan, or otherwise fails to comply with any commercially reasonable requirements imposed by JPMorgan in respect of the private placement of the Shares or Alternative Delivery Units, as the case may be. Notwithstanding the foregoing, JPMorgan agrees that such private placement agreement shall not include any placement agency or similar fee to JPMorgan or its affiliates.

(c)   **Registered Delivery**. If Counterparty elects to deliver registered Shares or registered Alternative Delivery Units, as the case may be, pursuant to this subsection (c) (a "**Registered Delivery Election**"), then then Counterparty shall effect such delivery in compliance with the following:

(A)   Counterparty agrees to take all commercially reasonable actions within its control to make available to JPMorgan or its affiliate an effective registration statement under the Securities Act and one or more prospectuses as necessary or desirable (in the reasonable discretion of JPMorgan or such affiliate), and in form and substance reasonably satisfactory to JPMorgan and such affiliate, to allow JPMorgan and its affiliates to comply with the applicable prospectus delivery requirements (the "**Prospectus**") for the sale by JPMorgan or its affiliate of the Shares or Alternative Delivery Units, as the case may be, delivered by the Counterparty hereunder (the "**Registration Statement**"), such Registration Statement to be effective and Prospectus to be current during a period (the "**Registered Unwind Period**") beginning on, and including, a date specified by Counterparty, which date shall be as soon as commercially reasonably practicable, but in no event more than 15 Exchange Business Days, following the date on which Counterparty makes a Registered Delivery Election, and ending on, and including, the first date that all such sales JPMorgan have been settled. JPMorgan shall use commercially reasonable efforts to effect such sales as promptly as reasonably practicable.

(B)   Counterparty shall on or before the commencement of the Registered Unwind Period enter into an agreement (the "**Registration Agreement**") with JPMorgan or its affiliate in connection with the registered sale of the Shares or Alternative Delivery Units, as the case may be, by JPMorgan or its affiliate substantially similar to underwriting agreements entered into by JPMorgan or its affiliates with respect to equity securities for offerings of similar size. The Registration Agreement shall include representations, warranties, covenants, conditions and other provisions substantially similar to those contained in such underwriting agreements, including, without limitation, provisions relating to the indemnification of, and contribution in connection with the liability of, JPMorgan and its affiliates, provisions relating to the delivery of opinions of counsel, comfort letters, officers' certificates and other documents, and provisions permitting the performance of such diligence as JPMorgan and its affiliates may reasonably request in advance of such public sale, the results of which must be reasonably satisfactory to JPMorgan and such affiliates. Counterparty agrees to reimburse JPMorgan and its affiliates for all reasonable out-of-pocket expenses JPMorgan and its affiliates incur in connection with such diligence and otherwise in connection with the preparation of the Registration Statement and Prospectus, including, without limitation, the reasonable fees and expenses of one outside counsel to JPMorgan and its affiliates incurred in connection therewith; *provided* that Counterparty shall not be required to pay any underwriting fee or commission pursuant to the Registration Agreement or otherwise in connection therewith.

(C)   If the requirements of subsection (c)(A) or (c)(B) above are not satisfied (determined without regard to whether the cause is within the control of Counterparty), JPMorgan or its affiliate shall be entitled to cease or not start selling Shares or Alternative Delivery Units, as the case may be, pursuant to the Registration Statement, the related Registered Delivery Election shall not be valid and Counterparty shall be required to pay to JPMorgan the Counterparty Payment Amount or Adjusted Cash Amount in cash, as applicable.

(d)   In connection with any "Private Placement" pursuant to subsection (b) above or any "Registered Delivery" pursuant to subsection (c) above, in compliance with, and upon the terms specified in, the Private Placement Agreement or the Registration Agreement, as the case may be, Counterparty shall deliver to JPMorgan a number of Shares or Alternative Delivery Units, as the case may be, equal to the quotient of (i) the Counterparty Payment Amount or the Adjusted Cash Amount, as applicable, *divided by* (ii) the Termination Price. Notwithstanding the foregoing, Counterparty shall not be required to deliver Shares or, in the case of a Merger Event, other securities comprising the aggregate Alternative Delivery Units in excess of the Share Cap, in each case except to the extent that Counterparty has available at such time authorized but unissued Shares or other securities not expressly reserved for any other uses (including, without limitation, Shares reserved for issuance upon the exercise of options or convertible debt). Counterparty shall not permit the sum of (i) the Share Cap and (ii) the aggregate number of Shares expressly reserved for any such other uses, in each case whether expressed as caps or as numbers of Shares reserved or otherwise, to exceed at any time the number of authorized but unissued Shares.

(e)   For purposes of this Section 16, the following terms shall have the following meanings:

(i)   "**Adjusted Cash Amount**" means, for any Transaction, an amount in USD equal to (x) the absolute value of the Number of Shares to be Delivered in respect of such Transaction, *multiplied by* (y) the average VWAP Prices over a number of consecutive Exchange Business Days as reasonably determined by the Calculation Agent in good faith and in a commercially reasonable manner beginning on, and including, the second Exchange Business Day immediately following the Termination Date for such Transaction.

(ii)   "**Share Cap**" means, for any date following the Trade Date for any Transaction hereunder, (x) the Initial Share Cap as specified in the Supplemental Confirmation for such Transaction, *minus* (y) the net number of Shares delivered by Counterparty to JPMorgan in respect of such Transaction on or prior to such date, *plus* (z) the net number of Shares delivered by JPMorgan to Counterparty in respect of such Transaction on or prior to such date, subject to appropriate adjustments by the Calculation Adjustment as a result of an event described in Section 11.2(e) of the Equity Definitions.

(iii)   "**Termination Price**" means (i) with respect to Shares or Alternative Delivery Units, as the case may be, delivered by Counterparty in connection with a "Registered Delivery" as contemplated by subsection (c) above, the average VWAP Prices over a number of consecutive Exchange Business Days for such Shares or Alternative Delivery Units, as the case may be, as reasonably determined by the Calculation Agent in good faith and in a commercially reasonable manner beginning on, and including, the first day on which JPMorgan or its affiliate sells such Shares or Alternative Delivery Units, as the case may be, pursuant to the Registration Statement, and (ii) with respect to Shares or Alternative Delivery Units, as the case may be, delivered by Counterparty in connection with a "Private Placement" as contemplated by subsection (b) above, the realizable market value of such Shares or Alternative Delivery Units, as the case may be, to JPMorgan (or an affiliate thereof), as determined by the Calculation Agent.

17.   Claim in Bankruptcy. JPMorgan agrees that in the event of the bankruptcy of Counterparty, JPMorgan shall not have rights or assert a claim that is senior in priority to the rights and claims available to the shareholders of the common stock of Counterparty.

18.   Staggered Settlement. JPMorgan may, by notice to Counterparty prior to the Settlement Date (a "**Nominal Settlement Date**"), elect to deliver the Shares deliverable on such Nominal Settlement Date on two or more dates (each, a "**Staggered Settlement Date**") or at two or more times on the Nominal Settlement Date as follows: (i) in such notice, JPMorgan will specify to Counterparty the related Staggered Settlement Dates (each of which will be on or prior to such Nominal Settlement Date) or delivery times and how it will allocate the Shares it is required to deliver under "Settlement Procedures" among the Staggered Settlement Dates or delivery times; and (ii) the aggregate number of Shares that JPMorgan will deliver to Counterparty hereunder on all such Staggered Settlement Dates and delivery times will equal the number of Shares that JPMorgan would otherwise be required to deliver on such Nominal Settlement Date.

19.   Amendments to Equity Definitions. The following amendments shall be made to the Equity Definitions:

(a)   Section 11.2(a) of the Equity Definitions is hereby amended by deleting the words "a diluting or concentrative effect on the theoretical value of the relevant Shares" and replacing them with "a material economic effect on the theoretical value of the relevant Shares or the Transaction; *provided* that such event is not based on (a) an observable market, other than the market for Counterparty's own stock or (b) an observable index, other than an index calculated and measured solely by reference to Counterparty's own operations";

(b)   The first sentence of Section 11.2(c) of the Equity Definitions, prior to clause (A) thereof, is hereby amended to read as follows: '(c) If "Calculation Agent Adjustment" is specified as the Method of Adjustment in the related Confirmation of a Share Option Transaction or Share Forward Transaction, then following the announcement or occurrence of any Potential Adjustment Event, the Calculation Agent will determine whether such Potential Adjustment Event has a material economic effect on the theoretical value of the relevant Shares or the Transaction (*provided* that such event is not based on (a) an observable market, other than the market for Counterparty's own stock or (b) an observable index, other than an index calculated and measured solely by reference to Counterparty's own operations) and, if so, will (i) make appropriate adjustment(s), if any, to any one or more of:' *and* the portion of such sentence immediately preceding clause (ii) thereof is hereby amended by deleting the words "diluting or concentrative" and the words "(*provided* that no adjustments will be made to account solely for changes in volatility, expected dividends, stock loan rate or liquidity relative to the relevant Shares)" and replacing such latter phrase with the words "(and, for the avoidance of doubt, adjustments may be made to account solely for changes in volatility, stock loan rate or liquidity relative to the relevant Shares)";

(c)   Section 11.2(e)(vii) of the Equity Definitions is hereby amended by deleting the words "have a diluting or concentrative effect on the theoretical value of the relevant Shares" and replacing them with "have, in the commercially reasonable judgment of the Calculation Agent, a material economic effect on the theoretical value of the relevant Shares or the Transaction; *provided* that such event is not based on (a) an observable market, other than the market for Counterparty's own stock or (b) an observable index, other than an index calculated and measured solely by reference to Counterparty's own operations"; and

(d)   Section 12.6(a)(ii) of the Equity Definitions is hereby amended by (1) deleting from the fourth line thereof the word "or" after the word "official" and inserting a comma therefor, and (2) deleting the semi-colon at the end of subsection (B) thereof and inserting the following words therefor "or (C) at JPMorgan's option, the occurrence of any of the events specified in Section 5(a)(vii) (1) through (9) of the ISDA Master Agreement with respect to that issuer".

20.   Designation by JPMorgan. Notwithstanding any other provision in this Master Confirmation to the contrary requiring or allowing JPMorgan to sell or deliver any Shares or other securities to Counterparty, JPMorgan (the "**Designator**") may designate any of its Affiliates (the "**Designee**") to deliver and otherwise perform its obligations to deliver, if any, any such Shares or other securities in respect of each Transaction, and the Designee may assume such obligations, if any. Such designation shall not relieve the Designator of any of its obligations, if any, hereunder. Notwithstanding the previous sentence, if the Designee shall have performed the obligations, if any, of the Designator hereunder, then the Designator shall be discharged of its obligations, if any, to Counterparty to the extent of such performance.

21.   Agreements Regarding Each Supplemental Confirmation. Counterparty and JPMorgan agree and acknowledge that this Master Confirmation, as supplemented by each Supplemental Confirmation, constitutes a contract "for the sale or purchase of a security", as set forth in Section 8-113 of the Uniform Commercial Code of New York.

22.   Termination Currency. The Termination Currency shall be USD.

23.   Wall Street Transparency and Accountability Act. In connection with Section 739 of the Wall Street Transparency and Accountability Act of 2010 ("**WSTAA**"), the parties hereby agree that neither the enactment of WSTAA or any regulation under the WSTAA, nor any requirement under WSTAA or an amendment made by WSTAA,

shall limit or otherwise impair either party's otherwise applicable rights to terminate, renegotiate, modify, amend or supplement this Master Confirmation, any Supplemental Confirmation or the Agreement, as applicable, arising from a termination event, force majeure, illegality, increased costs, regulatory change or similar event under this Master Confirmation, the Equity Definitions incorporated herein, or the Agreement (including, but not limited to, rights arising from Change in Law, Hedging Disruption, Increased Cost of Hedging, a Loss of Stock Borrow, or Illegality (as defined in the Agreement)).

24.   Role of Agent. Each party agrees and acknowledges that (a) JPMS, an Affiliate of JPMorgan, has acted solely as agent and not as principal with respect to this Master Confirmation and each Transaction and (b) JPMS has no obligation or liability, by way of guaranty, endorsement or otherwise, in any manner in respect of any Transaction (including, if applicable, in respect of the settlement thereof). Each party agrees it will look solely to the other party (or any guarantor in respect thereof) for performance of such other party's obligations under any Transaction. JPMS is authorized to act as agent for JPMorgan.

25.   Waiver of Trial by Jury. **EACH OF COUNTERPARTY AND JPMORGAN HEREBY IRREVOCABLY WAIVES (ON ITS OWN BEHALF AND, TO THE EXTENT PERMITTED BY APPLICABLE LAW, ON BEHALF OF ITS STOCKHOLDERS) ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO ANY TRANSACTION OR THE ACTIONS OF JPMORGAN OR ITS AFFILIATES IN THE NEGOTIATION, PERFORMANCE OR ENFORCEMENT HEREOF.**

26.   Governing Law. **THE AGREEMENT, THIS MASTER CONFIRMATION, EACH SUPPLEMENTAL CONFIRMATION AND ALL MATTERS ARISING IN CONNECTION WITH THE AGREEMENT, THIS MASTER CONFIRMATION AND EACH SUPPLEMENTAL CONFIRMATION SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REFERENCE TO THE CONFLICT OF LAWS PROVISIONS THEREOF. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND THE UNITED STATES COURT FOR THE SOUTHERN DISTRICT OF NEW YORK IN CONNECTION WITH ALL MATTERS RELATING HERETO AND WAIVE ANY OBJECTION TO THE LAYING OF VENUE IN, AND ANY CLAIM OF INCONVENIENT FORUM WITH RESPECT TO, THESE COURTS.**

27.   Counterparts. This Master Confirmation may be executed in any number of counterparts, all of which shall constitute one and the same instrument, and any party hereto may execute this Master Confirmation by signing and delivering one or more counterparts.

[*Remainder of Page Intentionally Left Blank*]

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing this Master Confirmation and returning it to us.


Yours sincerely,

J.P. MORGAN SECURITIES LLC, as agent for
JPMorgan Chase Bank, National Association,
London Branch

By: <u>/s/ Sudheer Tegulapalle</u>
Name: Sudheer Tegulapalle
Title: Executive Director


Confirmed as of the date first above written:

DOLLAR TREE, INC.

By: <u>/s/ Kevin S. Wampler</u>
Name: Kevin Wampler
Title: Chief Financial Officer

FORM OF SUPPLEMENTAL CONFIRMATION

[_____], 20[__]

To: Dollar Tree, Inc.
        500 Volvo Parkway
        Chesapeake, VA 23320
        Attn: Roger W. Dean, Vice President – Treasurer
                Facsimile: 757-321-5111

From: JPMorgan Chase Bank, National Association
        P.O. Box 161
        60 Victoria Embankment
        London EC4Y 0JP
        England

        Issuer Uncollared Forward Repurchase Transaction

        The purpose of this Supplemental Confirmation is to confirm the terms and conditions of the Transaction entered into between J.P. Morgan Securities LLC, as agent for JPMorgan Chase Bank, National Association, London Branch ("**JPMorgan**"), and Dollar Tree, Inc. ("**Counterparty**" and together with JPMorgan, the "**Contracting Parties**") on the Trade Date specified below. This Supplemental Confirmation is a binding contract between JPMorgan and Counterparty as of the relevant Trade Date for the Transaction referenced below.

        1.   This Supplemental Confirmation supplements, forms part of, and is subject to the Master Confirmation dated as of September [__], 2013 (the "**Master Confirmation**") between the Contracting Parties, as amended and supplemented from time to time. All provisions contained in the Master Confirmation govern this Supplemental Confirmation except as expressly modified below.

        2.   The terms of the Transaction to which this Supplemental Confirmation relates are as follows:

Trade Date: [_____], 20[__]

Calculation Period Start Date: [_____], 20[__]

Scheduled Termination Date: [_____], 20[__] (or if such date is not an Exchange Business Day, the next following Exchange Business Day), as the same may be postponed pursuant to the provisions of the Master Confirmation, subject to JPMorgan's right to accelerate the Termination Date to any date on or after the First Acceleration Date.

First Acceleration Date: [_____], 20[__]

Maximum Number of Shares
to be Delivered: [_____]

Initial Shares: [_____]

Prepayment Amount: USD [_____]

Forward Price Adjustment
Amount: USD [_____]

Initial Share Cap: [_____]

3.   Counterparty represents and warrants to JPMorgan that neither it nor any "affiliated purchaser" (as defined in Rule 10b-18 under the Exchange Act) has made any purchases of blocks pursuant to the proviso in Rule 10b-18(b)(4) under the Exchange Act during the four full calendar weeks immediately preceding the Trade Date other than through JPMorgan.

4.   This Supplemental Confirmation may be executed in any number of counterparts, all of which shall constitute one and the same instrument, and any party hereto may execute this Supplemental Confirmation by signing and delivering one or more counterparts.

[*Remainder of Page Intentionally Left Blank*]

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing this Supplemental Confirmation and returning it to us.

Yours sincerely,

J.P. MORGAN SECURITIES LLC, as agent for
JPMorgan Chase Bank, National Association,
London Branch

By: _____
Name:
Title:

Confirmed as of the date first above written:

DOLLAR TREE, INC.

By: _____
Name:
Title:

Exhibit 10.4

CONFIDENTIAL TREATMENT REQUESTED

Confidential material has been separately filed with the Securities and Exchange Commission under an application for confidential treatment. Terms for which confidential treatment has been requested have been omitted and marked with an asterisk [*]

SUPPLEMENTAL CONFIRMATION

September 17, 2013

To: Dollar Tree, Inc.
        500 Volvo Parkway
        Chesapeake, VA 23320
        Attn: Roger W. Dean, Vice President – Treasurer
                 Facsimile: 757-321-5111

From: JPMorgan Chase Bank, National Association
        P.O. Box 161
        60 Victoria Embankment
        London EC4Y 0JP
        England

        Re: <u>Issuer Uncollared Forward Repurchase Transaction</u>

      The purpose of this Supplemental Confirmation is to confirm the terms and conditions of the Transaction entered into between J.P. Morgan Securities LLC, as agent for JPMorgan Chase Bank, National Association, London Branch ("**JPMorgan**"), and Dollar Tree, Inc. ("**Counterparty**" and together with JPMorgan, the "**Contracting Parties**") on the Trade Date specified below. This Supplemental Confirmation is a binding contract between JPMorgan and Counterparty as of the relevant Trade Date for the Transaction referenced below.

      1.   This Supplemental Confirmation supplements, forms part of, and is subject to the Master Confirmation dated as of September 17, 2013 (the "**Master Confirmation**") between the Contracting Parties, as amended and supplemented from time to time. All provisions contained in the Master Confirmation govern this Supplemental Confirmation except as expressly modified below.

      2.   The terms of the Transaction to which this Supplemental Confirmation relates are as follows:

Trade Date: September 17, 2013

Calculation Period Start Date: September 19, 2013

Scheduled Termination Date: **[*]** (or if such date is not an Exchange Business Day, the next following Exchange Business Day), as the same may be postponed pursuant to the provisions of the Master Confirmation, subject to JPMorgan's right to accelerate the Termination Date to any date on or after the First Acceleration Date.

First Acceleration Date: **[*]**

Maximum Number of Shares
to be Delivered: 100,000,000 Shares

Initial Shares:	7,164,607
Prepayment Amount:	USD 500,000,000
Forward Price Adjustment Amount:	USD **[*]**
Initial Share Cap:	27,000,000 Shares

3.   Counterparty represents and warrants to JPMorgan that neither it nor any "affiliated purchaser" (as defined in Rule 10b-18 under the Exchange Act) has made any purchases of blocks pursuant to the proviso in Rule 10b-18(b)(4) under the Exchange Act during the four full calendar weeks immediately preceding the Trade Date other than through JPMorgan.

4.   This Supplemental Confirmation may be executed in any number of counterparts, all of which shall constitute one and the same instrument, and any party hereto may execute this Supplemental Confirmation by signing and delivering one or more counterparts.

[*Remainder of Page Intentionally Left Blank*]

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing this Supplemental Confirmation and returning it to us.

Yours sincerely,

J.P. MORGAN SECURITIES LLC, as agent for
JPMorgan Chase Bank, National Association,
London Branch

By: /s/ Sudheer Tegulapalle
Name: Sudheer Tegulapalle
Title: Executive Director

Confirmed as of the date first above written:

DOLLAR TREE, INC.

By: /s/ Kevin S. Wampler
Name: Kevin Wampler
Title: Chief Financial Officer

Exhibit 10.5

EXECUTION COPY

DOLLAR TREE, INC.
DOLLAR TREE STORES, INC.

$300,000,000 4.03% Series A Senior Notes due September 16, 2020

$350,000,000 4.63% Series B Senior Notes due September 16, 2023

$100,000,000 4.78% Series C Senior Notes due September 16, 2025

_____

NOTE PURCHASE AGREEMENT

_____

Dated September 16, 2013

TABLE OF CONTENTS

Page

SCHEDULES

SCHEDULE A	—	Defined Terms
SCHEDULE 1(a)	—	Form of 4.03% Series A Senior Note due September 16, 2020
SCHEDULE 1(b)	—	Form of 4.63% Series B Senior Note due September 16, 2023
SCHEDULE 1(c)	—	Form of 4.78% Series C Senior Note due September 16, 2025
SCHEDULE 4.4(a)	—	Form of Opinion of Special Counsel for the Company
SCHEDULE 4.4(b)	—	Form of Opinion of Special Counsel for the Purchasers
SCHEDULE 4.10	—	Form of Credit Agreement Waiver
SCHEDULE 4.11	—	Form of Guaranty Agreement

Dollar Tree, Inc.
Dollar Tree Stores, Inc.
500 Volvo Parkway
Chesapeake Parkway
Chesapeake, Virginia 23320

4.03% Series A Senior Notes due September 16, 2020

4.63% Series B Senior Notes due September 16, 2023

4.78% Series C Senior Notes due September 16, 2025

September 16, 2013

TO EACH OF THE PURCHASERS LISTED IN
SCHEDULE B HERETO:

Ladies and Gentlemen:

Dollar Tree Stores, Inc., a Virginia corporation (together with any successor thereto that becomes a party hereto pursuant to Section 10.2, the "**Company**"), and Dollar Tree, Inc., a Virginia corporation (together with any successor thereto that becomes a party hereto pursuant to Section 10.2, the "**Parent**"), agree with each of the Purchasers as follows:

SECTION 1. AUTHORIZATION OF NOTES.

Section 1.1.   Description of Notes. The Company will authorize the issue and sale of (a) $300,000,000 aggregate principal amount of its 4.03% Series A Senior Notes due September 16, 2020 (the "**Series A Notes**"), (b) $350,000,000 aggregate principal amount of its 4.63% Series B Senior Notes due September 16, 2023 (the "**Series B Notes**") and (c) $100,000,000 aggregate principal amount of its 4.78% Series C Senior Notes due September 16, 2025 (the "**Series C Notes**") (together with the Series A Notes and the Series B Notes and, in each case, as amended, restated or otherwise modified from time to time pursuant to Section 17 and including any such notes issued in substitution therefor pursuant to Section 13, the "**Notes**"). The Series A Notes shall be substantially in the form set out in Schedule 1(a), the Series B Notes shall be substantially in the form set out in Schedule 1(b) and the Series C Notes shall be substantially in the form set out in Schedule 1(c). Certain capitalized and other terms used in this Agreement are defined in Schedule A. References to a "Schedule" are references to a Schedule attached to this Agreement unless otherwise specified. References to a "Section" are references to a Section of this Agreement unless otherwise specified.

Section 1.2.   Additional Interest. If the Adjusted Leverage Ratio at any time exceeds 3.50 to 1.00, as permitted by Section 10.6(a) and evidenced by an Officer's Certificate delivered pursuant to Section 7.2(a),

the interest rate otherwise payable on the Notes shall be increased by 0.75% per annum (the "**Incremental Interest**"). Such Incremental Interest shall begin to accrue on the first day of the fiscal quarter following the fiscal quarter in respect of which such Officer's Certificate was delivered, and shall continue to accrue until the Company has provided an Officer's Certificate pursuant to Section 7.2(a) demonstrating that, as of the last day of the fiscal quarter in respect of which such Officer's Certificate is delivered, the Adjusted Leverage Ratio is not more than 3.50 to 1.00. In the event such Officer's Certificate is delivered, the Incremental Interest shall cease to accrue on the last day of the fiscal quarter in respect of which such Officer's Certificate is delivered. For the avoidance of doubt, if the Adjusted Leverage Ratio exceeds 3.50 to 1.00 as of the last day of a fiscal quarter, Incremental Interest shall accrue as provided in this Section 1.2 regardless of whether an Officer's Certificate is timely delivered pursuant to Section 7.2(a).

Section 1.3.   Guaranty Agreement. The obligations of the Company under this Agreement and the Notes will be unconditionally and irrevocably guaranteed by the Parent and the Initial Subsidiary Guarantors, and may be guaranteed by certain other Subsidiaries as provided in Section 9.7, pursuant to the Guaranty Agreement.

SECTION 2. SALE AND PURCHASE OF NOTES.

Subject to the terms and conditions of this Agreement, the Company will issue and sell to each Purchaser and each Purchaser will purchase from the Company, at the Closing provided for in Section 3, Notes in the principal amount or amounts and in the Series specified opposite such Purchaser's name in Schedule B at the purchase price of 100% of the principal amount thereof. The Purchasers' obligations hereunder are several and not joint obligations and no Purchaser shall have any liability to any Person for the performance or non-performance of any obligation by any other Purchaser hereunder.

SECTION 3. CLOSING.

The sale and purchase of the Notes to be purchased by each Purchaser shall occur at the offices of Bingham, McCutchen LLP, 399 Park Avenue, New York, New York 10022, at 10:00 a.m., New York time, at a closing (the "**Closing**") on September 16, 2013 or on such other Business Day thereafter on or prior to September 30, 2013 as may be agreed upon by the Company and the Purchasers. At the Closing the Company will deliver to each Purchaser the Notes of each Series to be purchased by such Purchaser in the form of a single Note (or such greater number of Notes in denominations of at least $500,000 as such Purchaser may request) dated the date of the Closing and registered in such Purchaser's name (or in the name of its nominee), against delivery by such Purchaser to the Company or its order of immediately available funds in the amount of the purchase price therefor by wire transfer of immediately available funds for the account of the Company to account number 2640474454 at Wells Fargo Bank, ABA/Routing #121000248, 420 Montgomery Street, San Francisco, CA 94101. If at the Closing the Company shall fail to tender such Notes to any Purchaser as provided above in this Section 3, or any of the conditions specified in Section 4 shall not have been fulfilled to such Purchaser's satisfaction, such Purchaser shall, at its election, be relieved of all further obligations under this Agreement, without thereby waiving any rights such Purchaser may have by reason of any of the conditions specified in Section 4 not having been fulfilled to such Purchaser's satisfaction or such failure by the Company to tender such Notes.

SECTION 4. CONDITIONS TO CLOSING.

Each Purchaser's obligation to purchase and pay for the Notes to be sold to such Purchaser at the Closing is subject to the fulfillment to such Purchaser's satisfaction, prior to or at the Closing, of the following conditions:

Section 4.1.   Representations and Warranties. The representations and warranties of the Parent and the Company in this Agreement shall be correct when made and at the Closing.

Section 4.2.   Performance; No Default. The Parent and the Company shall have performed and complied with all agreements and conditions contained in this Agreement required to be performed or complied with by them prior to or at the Closing. Before and after giving effect to the issue and sale of the Notes (and the application of the proceeds thereof as contemplated by Section 5.14), no Default or Event of Default shall have occurred and be continuing. None of the Parent, the Company or any Subsidiary shall have entered into any transaction since the date of the Memorandum that would have been prohibited by Section 10 had such Section applied since such date.

Section 4.3.   Compliance Certificates.

(a)   *Officer's Certificate*. The Parent and the Company shall have delivered to such Purchaser an Officer's Certificate, dated the date of the Closing, certifying that the conditions specified in Sections 4.1, 4.2 and 4.9 have been fulfilled.

(b)   *Secretary's Certificates*. Each of the Parent, the Company and the Initial Subsidiary Guarantors shall have delivered to such Purchaser a certificate of its Secretary or Assistant Secretary, dated the date of the Closing, certifying as to (i) the resolutions attached thereto and other corporate proceedings relating to the authorization, execution and delivery of the Financing Documents to which it is a party and (ii) its organizational documents as then in effect.

Section 4.4.   Opinions of Counsel. Such Purchaser shall have received opinions in form and substance satisfactory to such Purchaser, dated the date of the Closing (a) from Williams Mullen, counsel for the Parent and the Company, covering the matters set forth in Schedule 4.4(a) and covering such other matters incident to the transactions contemplated hereby as such Purchaser or its counsel may reasonably request (and the Parent and the Company hereby instruct their counsel to deliver such opinion to the Purchasers) and (b) from Bingham McCutchen LLP, the Purchasers' special counsel in connection with such transactions, substantially in the form set forth in Schedule 4.4(b) and covering such other matters incident to such transactions as such Purchaser may reasonably request.

Section 4.5.   Purchase Permitted By Applicable Law, Etc. On the date of the Closing such Purchaser's purchase of Notes shall (a) be permitted by the laws and regulations of each jurisdiction to which such Purchaser is subject, without recourse to provisions (such as section 1405(a)(8) of the New York Insurance Law) permitting limited investments by insurance companies without restriction as to the character of the particular investment, (b) not violate any applicable law or regulation (including, without limitation, Regulation T, U or X of the Board of Governors of the Federal Reserve System) and (c) not subject such Purchaser to any tax, penalty or liability under or pursuant to any applicable law or regulation, which law or regulation was not in effect on the date hereof. If requested by such Purchaser, such Purchaser shall have received an Officer's Certificate certifying as to such matters of fact as such Purchaser may reasonably specify to enable such Purchaser to determine whether such purchase is so permitted.

Section 4.6.   Sale of Other Notes. Contemporaneously with the Closing the Company shall sell to each other Purchaser and each other Purchaser shall purchase the Notes to be purchased by it at the Closing as specified in Schedule B.

Section 4.7.   Payment of Special Counsel Fees. Without limiting Section 15.1, the Company shall have paid on or before the Closing the fees, charges and disbursements of the Purchasers' special counsel referred to in Section 4.4 to the extent reflected in a statement of such counsel rendered to the Company at least one Business Day prior to the Closing.

Section 4.8.   Private Placement Number. A Private Placement Number issued by Standard & Poor's CUSIP Service Bureau (in cooperation with the SVO) shall have been obtained for each Series of Notes.

Section 4.9.   Changes in Corporate Structure. Neither the Parent nor the Company shall have changed its jurisdiction of incorporation, or been a party to any merger or consolidation or succeeded to all or any substantial part of the liabilities of any other entity, at any time following the date of the most recent financial statements referred to in Schedule 5.5.

Section 4.10.   Bank Credit Agreement Waiver. The Company shall have delivered an executed copy of a waiver of the Wells Fargo Credit Agreement in the form of Schedule 4.10.

Section 4.11.   Guaranty Agreement. The Parent and each Initial Subsidiary Guarantor shall have executed and delivered a Guaranty Agreement (the "**Guaranty Agreement**") in the form of Schedule 4.11.

Section 4.12.   Funding Instructions. At least three Business Days prior to the date of the Closing, each Purchaser shall have received written instructions signed by a Responsible Officer on letterhead of the Company confirming the information specified in Section 3 including (i) the name and address of the transferee bank, (ii) such transferee bank's ABA number and (iii) the account name and number into which the purchase price for the Notes is to be deposited.

Section 4.13.   Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated by this Agreement and all documents and instruments incident to such transactions shall be satisfactory to such Purchaser and its special counsel, and such Purchaser and its special counsel shall have received all such counterpart originals or certified or other copies of such documents as such Purchaser or such special counsel may reasonably request.

SECTION 5. REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE COMPANY.

Each of the Parent and the Company represents and warrants to each Purchaser that:

Section 5.1.   Organization; Power and Authority.   Each of the Parent and the Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and is duly qualified as a foreign corporation and is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each of the Parent and the Company has the corporate power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver (a) this Agreement and (b) (i) in the case of the Company, the Notes and (ii) in the case of the Parent, the Guaranty Agreement, and to perform the provisions hereof and thereof.

Section 5.2.   Authorization, Etc.   This Agreement and the Notes have been duly authorized by all necessary corporate action on the part of the Company, and this Agreement constitutes, and upon execution and delivery thereof each Note will constitute, a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). This Agreement and the Guaranty Agreement have been duly authorized by all necessary corporate action on the part of the Parent, and each of this Agreement and the Guaranty Agreement constitutes a legal, valid and binding obligation of the Parent enforceable against the Parent in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 5.3.   Disclosure.   The Parent and the Company, through their agents, JP Morgan Securities LLC and Wells Fargo Securities LLC, have delivered to each Purchaser a copy of a Private Placement Memorandum, dated August 1, 2013 (the "**Memorandum**"), relating to the transactions contemplated hereby. The Memorandum fairly describes, in all material respects, the general nature of the business and principal properties of the Parent and its Subsidiaries. This Agreement, the Memorandum, the financial statements listed in Schedule 5.5 and the documents, certificates or other writings delivered to the Purchasers by or on behalf of the Parent and the Company prior to August 15, 2013 in connection with the transactions contemplated hereby and identified in Schedule 5.3 (this Agreement, the Memorandum and such documents, certificates or other writings and such financial statements delivered to each Purchaser being referred to, collectively, as the "**Disclosure Documents**"), taken as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made. Except as disclosed in the Disclosure Documents, since February 2, 2013, there has been no change in the financial condition, operations, business, properties or prospects of the Parent, the Company or any Subsidiary except changes that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There is no fact known to the Parent or the Company that could reasonably be expected to have a Material Adverse Effect that has not been set forth herein or in the Disclosure Documents.

Section 5.4.   Organization and Ownership of Shares of Subsidiaries; Affiliates. (a) Schedule 5.4 contains (except as noted therein) complete and correct lists of (i) the Parent's Subsidiaries, showing, as to each Subsidiary, the name thereof, the jurisdiction of its organization, and the percentage of shares of each class of its capital stock or similar equity interests outstanding owned by the Parent and each other Subsidiary, (ii) the Parent's Affiliates, other than Subsidiaries, and (iii) the directors and senior officers of the Parent and the Company.

(b)   All of the outstanding shares of capital stock or similar equity interests of each Subsidiary shown in Schedule 5.4 as being owned by the Parent and its Subsidiaries have been validly issued, are fully paid and non-assessable and are owned by the Parent or another Subsidiary free and clear of any Lien that is prohibited by this Agreement.

(c)   Each Subsidiary is a corporation or other legal entity duly organized, validly existing and, where applicable, in good standing under the laws of its jurisdiction of organization, and is duly qualified as a foreign corporation or other legal entity and, where applicable, is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each such Subsidiary has the corporate or other power and authority to own or hold under lease the properties it purports to own or hold under lease and to transact the business it transacts and proposes to transact.

(d)   No Subsidiary is subject to any legal, regulatory, contractual or other restriction (other than the agreements listed on Schedule 5.4 and customary limitations imposed by corporate law or similar statutes) restricting the ability of such Subsidiary to pay dividends out of profits or make any other similar distributions of profits to the Parent or any of its Subsidiaries that owns outstanding shares of capital stock or similar equity interests of such Subsidiary.

Section 5.5.   Financial Statements; Material Liabilities. The Parent has delivered to each Purchaser copies of the financial statements of the Parent and its Subsidiaries listed on Schedule 5.5. All of such financial statements (including, in each case, the related schedules and notes) fairly present in all material respects the consolidated financial position of the Parent and its Subsidiaries as of the respective dates specified in such Schedule and the consolidated results of their operations and cash flows for the respective periods so specified and have been prepared in accordance with GAAP consistently applied throughout the periods involved except as set forth in the notes thereto (subject, in the case of any interim financial statements, to normal year-end adjustments). The Parent and its Subsidiaries do not have any Material liabilities that are not disclosed in the Disclosure Documents.

Section 5.6.   Compliance with Laws, Other Instruments, Etc. The execution, delivery and performance by the Company of this Agreement and the Notes, and by the Parent of this Agreement and the Guaranty Agreement, will not (i) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of the Parent, the Company or any Subsidiary under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter or by-laws, shareholders agreement or any other agreement or instrument to which any of them is bound or by which any of them or any of their respective properties may be bound or affected, (ii) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority applicable to the Parent, the Company or any Subsidiary or (iii) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to the Parent, the Company or any Subsidiary.

Section 5.7.   Governmental Authorizations, Etc.   No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by the Company of this Agreement or the Notes or by the Parent of this Agreement or the Guaranty Agreement.

Section 5.8.   Litigation; Observance of Agreements, Statutes and Orders. (a) There are no actions, suits, investigations or proceedings pending or, to the best knowledge of the Parent and the Company, threatened against or affecting the Parent or any Subsidiary or any property of the Parent or any Subsidiary in any court or before any arbitrator of any kind or before or by any Governmental Authority that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)   Neither the Parent nor any Subsidiary is (i) in default under any agreement or instrument to which it is a party or by which it is bound, (ii) in violation of any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority or (iii) in violation of any applicable law, ordinance, rule or regulation of any Governmental Authority (including, without limitation, Environmental Laws, the USA PATRIOT Act or any of the other laws and regulations that are referred to in Section 5.16), which default or violation could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 5.9.   Taxes. The Parent and its Subsidiaries have filed all tax returns that are required to have been filed in any jurisdiction, and have paid all taxes shown to be due and payable on such returns and all other taxes and assessments levied upon them or their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent, except for any taxes and assessments (i) the amount of which, individually or in the aggregate, is not Material or (ii) the amount, applicability or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which the Parent or a Subsidiary, as the case may be, has established adequate reserves in accordance with GAAP. Neither the Parent nor the Company knows of any basis for any other tax or assessment that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The charges, accruals and reserves on the books of the Parent and its Subsidiaries in respect of U.S. federal, state or other taxes for all fiscal periods are adequate. The U.S. federal income tax liabilities of the Parent and its Subsidiaries have been finally determined (whether by reason of completed audits or the statute of limitations having run) for all fiscal years up to and including the fiscal year ended January 28, 2012.

Section 5.10.   Title to Property; Leases. The Parent and its Subsidiaries have good and sufficient title to their respective properties that individually or in the aggregate are Material, including all such properties reflected in the most recent audited balance sheet referred to in Section 5.5 or purported to have been acquired by the Parent or any Subsidiary after such date (except as sold or otherwise disposed of in the ordinary course of business), in each case free and clear of Liens prohibited by this Agreement. All leases that individually or in the aggregate are Material are valid and subsisting and are in full force and effect in all material respects.

Section 5.11. Licenses, Permits, Etc. (a) The Parent and its Subsidiaries own or possess all licenses, permits, franchises, authorizations, patents, copyrights, proprietary software, service marks, trademarks and trade names, or rights thereto, that individually or in the aggregate are Material, without known conflict with the rights of others.

(b)   To the best knowledge of the Parent and the Company, no product or service of the Parent or any of its Subsidiaries infringes in any material respect any license, permit, franchise, authorization, patent, copyright, proprietary software, service mark, trademark, trade name or other right owned by any other Person.

(c)   To the best knowledge of the Parent and the Company, there is no Material violation by any Person of any right of the Parent or any of its Subsidiaries with respect to any patent, copyright, proprietary software, service mark, trademark, trade name or other right owned or used by the Parent or any of its Subsidiaries.

Section 5.12. Compliance with ERISA. (a) The Parent and each ERISA Affiliate have operated and administered each Plan in compliance with all applicable laws except for such instances of noncompliance as have not resulted in and could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Neither the Parent nor any ERISA Affiliate has incurred any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans (as defined in section 3 of ERISA), and no event, transaction or condition has occurred or exists that could, individually or in the aggregate, reasonably be expected to result in the incurrence of any such liability by the Parent or any ERISA Affiliate, or in the imposition of any Lien on any of the rights, properties or assets of the Parent or any ERISA Affiliate, in either case pursuant to Title I or IV of ERISA or to section 430(k) of the Code or to any such penalty or excise tax provisions under the Code or federal law or section 4068 of ERISA or by the granting of a security interest in connection with the amendment of a Plan, other than such liabilities or Liens as would not be individually or in the aggregate Material.

(b)   The present value of the aggregate benefit liabilities under each of the Plans (other than Multiemployer Plans), determined as of the end of such Plan's most recently ended plan year on the basis of the actuarial assumptions specified for funding purposes in such Plan's most recent actuarial valuation report, did not exceed the aggregate current value of the assets of such Plan allocable to such benefit liabilities. The term "**benefit liabilities**" has the meaning specified in section 4001 of ERISA and the terms "**current value**" and "**present value**" have the meaning specified in section 3 of ERISA.

(c)   The Parent and its ERISA Affiliates have not incurred withdrawal liabilities (and are not subject to contingent withdrawal liabilities) under section 4201 or 4204 of ERISA in respect of Multiemployer Plans that individually or in the aggregate are Material.

(d)   The expected postretirement benefit obligation (determined as of the last day of the Parent's most recently ended fiscal year in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 715-60, without regard to liabilities attributable to continuation coverage mandated by section 4980B of the Code) of the Parent and its Subsidiaries is not Material.

(e)   The execution and delivery of this Agreement and the Guaranty Agreement and the issuance and sale of the Notes hereunder will not involve any transaction that is subject to the prohibitions of section 406 of ERISA or in connection with which a tax could be imposed pursuant to section 4975(c)(1)(A)-(D) of the Code. The representation by the Parent and the Company to each Purchaser in the first sentence of this Section 5.12 (e) is made in reliance upon and subject to the accuracy of such Purchaser's representation in Section 6.2 as to the sources of the funds to be used to pay the purchase price of the Notes to be purchased by such Purchaser.

Section 5.13. Private Offering by the Company. Neither the Company nor anyone acting on its behalf has offered the Notes or any similar Securities for sale to, or solicited any offer to buy the Notes or any similar Securities from, or otherwise approached or negotiated in respect thereof with, any Person other than the Purchasers and not more than 70 other Institutional Investors (as defined in clause (c) of the definition of such term), each of which has been offered the Notes at a private sale for investment. Neither the Company nor anyone acting on its behalf has taken, or will take, any action that would subject the issuance or sale of the Notes to the registration requirements of section 5 of the Securities Act or to the registration requirements of any Securities or blue sky laws of any applicable jurisdiction.

Section 5.14. Use of Proceeds; Margin Regulations. The Company will apply the proceeds of the sale of the Notes hereunder as set forth in Section 1 of the Memorandum. No part of the proceeds from the sale of the Notes hereunder will be used, directly or indirectly, for the purpose of buying or carrying or trading in any Securities under such circumstances as to involve the Company in a violation of Regulation X of said Board (12 CFR 224) or to involve any broker or dealer in a violation of Regulation T of said Board (12 CFR 220). None of the Notes will be secured, directly or indirectly, by margin stock. Margin stock does not constitute more than 5% of the value of the consolidated assets of the Parent and its Subsidiaries and the Parent does not have any present intention that margin stock will constitute more than 5% of the value of such assets. As used in this Section, the terms "**margin stock**" and "**purpose of buying or carrying**" shall have the meanings assigned to them in said Regulation U.

Section 5.15. Existing Debt; Future Liens. (a) Except as described therein, Schedule 5.15 sets forth a complete and correct list of all outstanding Debt of the Parent and its Subsidiaries as of August 31, 2013 (including descriptions of the obligors and obligees, principal amounts outstanding, any collateral therefor and any guaranties thereof), since which date there has been no Material change in the amounts, interest rates, sinking funds, installment payments or maturities of the Debt of the Parent or its Subsidiaries. Neither the Parent nor any Subsidiary is in default and no waiver of default is currently in effect, in the payment of any principal or interest on any Debt of the Parent or such Subsidiary and no event or condition exists with respect to any Debt of the Parent or any Subsidiary that would permit (or that with notice or the lapse of time, or both, would permit) one or more Persons to cause such Debt to become due and payable before its stated maturity or before its regularly scheduled dates of payment.

(b)   Except as disclosed in Schedule 5.15, neither the Parent nor any Subsidiary has agreed or consented to cause or permit any of its property, whether now owned or hereafter acquired, to be subject to a Lien that secures Debt or to cause or permit in the future (upon the happening of a contingency or otherwise) any of its property, whether now owned or hereafter acquired, to be subject to a Lien that secures Debt.

(c)   Neither the Parent nor any Subsidiary is a party to, or otherwise subject to any provision contained in, any instrument evidencing Debt of the Parent or such Subsidiary, any agreement relating thereto or any other agreement (including, but not limited to, its charter or any other organizational document) which limits the amount of, or otherwise imposes restrictions on the incurring of, Debt of the Company or any other Obligor, except as disclosed in Schedule 5.15.

Section 5.16.   Foreign Assets Control Regulations, Etc. (a) Neither the Parent nor any Controlled Entity is (i) a Person whose name appears on the list of Specially Designated Nationals and Blocked Persons published by the Office of Foreign Assets Control, United States Department of the Treasury ("**OFAC**") (an "**OFAC Listed Person**") (ii) an agent, department, or instrumentality of, or is otherwise beneficially owned by, controlled by or acting on behalf of, directly or indirectly, (x) any OFAC Listed Person or (y) any Person, entity, organization, foreign country or regime that is subject to any OFAC Sanctions Program, or (iii) otherwise blocked, subject to sanctions under or engaged in any activity in violation of other United States economic sanctions, including but not limited to, the Trading with the Enemy Act, the International Emergency Economic Powers Act, the Comprehensive Iran Sanctions, Accountability and Divestment Act ("**CISADA**") or any similar law or regulation with respect to Iran or any other country, the Sudan Accountability and Divestment Act, any OFAC Sanctions Program, or any economic sanctions regulations administered and enforced by the United States or any enabling legislation or executive order relating to any of the foregoing (collectively, "**U.S. Economic Sanctions**") (each OFAC Listed Person and each other Person, entity, organization and government of a country described in clause (i), clause (ii) or clause (iii), a "**Blocked Person**"). Neither the Parent nor any Controlled Entity has been notified that its name appears or may in the future appear on a state list of Persons that engage in investment or other commercial activities in Iran or any other country that is subject to U.S. Economic Sanctions.

(b)   No part of the proceeds from the sale of the Notes hereunder constitutes or will constitute funds obtained on behalf of any Blocked Person or will otherwise be used by the Parent or any Controlled Entity, directly or indirectly, (i) in connection with any investment in, or any transactions or dealings with, any Blocked Person, or (ii) otherwise in violation of U.S. Economic Sanctions.

(c)   Neither the Parent nor any Controlled Entity (i) has been found in violation of, charged with, or convicted of, money laundering, drug trafficking, terrorist-related activities or other money laundering predicate crimes under the Currency and Foreign Transactions Reporting Act of 1970 (otherwise known as the Bank Secrecy Act), the USA PATRIOT Act or any other United States law or regulation governing such activities (collectively, "**Anti-Money Laundering Laws**") or any U.S. Economic Sanctions violations, (ii) to the actual knowledge of the Parent and the Company after making due inquiry, is under investigation by any Governmental Authority for possible violation of Anti-Money Laundering Laws or any U.S. Economic Sanctions violations, (iii) has been assessed civil penalties under any Anti-Money Laundering Laws or any U.S. Economic Sanctions, or (iv) has had any of its funds seized or forfeited in an action under any Anti-Money Laundering Laws. The Parent has established procedures and controls which it reasonably believes are adequate (and otherwise comply with applicable law) to ensure that the Parent and each Controlled Entity is and will continue to be in compliance with all applicable current and future Anti-Money Laundering Laws and U.S. Economic Sanctions.

(d)   (1)   Neither the Parent nor any Controlled Entity (i) has been charged with, or convicted of bribery or any other anti-corruption related activity under any applicable law or regulation in a U.S. or any non-U.S. country or jurisdiction, including but not limited to, the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010 (collectively, "**Anti-Corruption Laws**"), (ii) to the actual knowledge of the Parent and the Company after making due inquiry, is under investigation by any U.S. or non-U.S. Governmental Authority for possible violation of Anti-Corruption Laws, (iii) has been assessed civil or criminal penalties under any Anti-Corruption Laws or (iv) has been or is the target of sanctions imposed by the United Nations or the European Union;

(2)   To the actual knowledge of the Parent and the Company after making due inquiry, neither the Parent nor any Controlled Entity has, within the last five years, directly or indirectly offered, promised, given, paid or authorized the offer, promise, giving or payment of anything of value to a Governmental Official or a commercial counterparty for the purposes of: (i) influencing any act, decision or failure to act by such Government Official in his or her official capacity or such commercial counterparty, (ii) inducing a Governmental Official to do or omit to do any act in violation of the Governmental Official's lawful duty, or (iii) inducing a Governmental Official or a commercial counterparty to use his or her influence with a government or instrumentality to affect any act or decision of such government or entity; in each case in order to obtain, retain or direct business or to otherwise secure an improper advantage in violation of any applicable law or regulation or which would cause any holder to be in violation of any law or regulation applicable to such holder; and

(3)   No part of the proceeds from the sale of the Notes hereunder will be used, directly or indirectly, for any improper payments, including bribes, to any Governmental Official or commercial counterparty in order to obtain, retain or direct business or obtain any improper advantage. The Parent has established procedures and controls which it reasonably believes are adequate (and otherwise comply with applicable law) to ensure that the Parent and each Controlled Entity is and will continue to be in compliance with all applicable current and future Anti-Corruption Laws.

Section 5.17. Status under Certain Statutes. Neither the Parent nor any Subsidiary is subject to regulation under the Investment Company Act of 1940, as amended, the Public Utility Holding Company Act of 2005, as amended, the ICC Termination Act of 1995, as amended, or the Federal Power Act, as amended.

Section 5.18. Environmental Matters. (a) Neither the Parent nor any Subsidiary has knowledge of any claim or has received any notice of any claim and no proceeding has been instituted asserting any claim against the Parent or any of its Subsidiaries or any of their respective real properties or other assets now or formerly owned, leased or operated by any of them, alleging any damage to the environment or violation of any Environmental Laws, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect.

(b)   Neither the Parent nor any Subsidiary has knowledge of any facts which would give rise to any claim, public or private, of violation of Environmental Laws or damage to the environment emanating from, occurring on or in any way related to real properties now or formerly owned, leased or operated by any of them or to other assets or their use, except, in each case, such as could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(c)   Neither the Parent nor any Subsidiary has stored any Hazardous Materials on real properties now or formerly owned, leased or operated by any of them in a manner which is contrary to any Environmental Law that could, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(d)   Neither the Parent nor any Subsidiary has disposed of any Hazardous Materials in a manner which is contrary to any Environmental Law that could, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(e)   All buildings on all real properties now owned, leased or operated by the Parent or any Subsidiary are in compliance with applicable Environmental Laws, except where failure to comply could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

SECTION 6. REPRESENTATIONS OF THE PURCHASERS.

Section 6.1.   **Purchase for Investment**. Each Purchaser severally represents that it is purchasing the Notes for its own account or for one or more separate accounts maintained by such Purchaser or for the account of one or more pension or trust funds and not with a view to the distribution thereof, *provided* that the disposition of such Purchaser's or their property shall at all times be within such Purchaser's or their control. Each Purchaser further severally represents that it is an "accredited investor" as defined in paragraph (1), (2), (3) or (7) of Rule 501(a) of the Securities Act and has knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of its investment in the Notes and is able to bear the economic risk of holding the Notes for an indefinite period of time. Each Purchaser understands that the Notes have not been registered under the Securities Act and may be resold only if registered pursuant to the provisions of the Securities Act or if an exemption from registration is available, except under circumstances where neither such registration nor such an exemption is required by law, and that the Company is not required to register the Notes.

Section 6.2.   **Source of Funds.** Each Purchaser severally represents that at least one of the following statements is an accurate representation as to each source of funds (a "**Source**") to be used by such Purchaser to pay the purchase price of the Notes to be purchased by such Purchaser hereunder:

(a)   the Source is an "insurance company general account" (as the term is defined in the United States Department of Labor's Prohibited Transaction Exemption ("**PTE**") 95-60) in respect of which the reserves and liabilities (as defined by the annual statement for life insurance companies approved by the NAIC (the "**NAIC Annual Statement**")) for the general account contract(s) held by or on behalf of any employee benefit plan together with the amount of the reserves and liabilities for the general account contract(s) held by or on behalf of any other employee benefit plans maintained by the same employer (or affiliate thereof as defined in PTE 95-60) or by the same employee organization in the general account do not exceed 10% of the total reserves and liabilities of the general account (exclusive of separate account liabilities) plus surplus as set forth in the NAIC Annual Statement filed with such Purchaser's state of domicile; or

(b)   the Source is a separate account that is maintained solely in connection with such Purchaser's fixed contractual obligations under which the amounts payable, or credited, to any employee benefit plan (or its related trust) that has any interest in such separate account (or to any participant or beneficiary of such plan (including any annuitant)) are not affected in any manner by the investment performance of the separate account; or

(c)   the Source is either (i) an insurance company pooled separate account, within the meaning of PTE 90-1 or (ii) a bank collective investment fund, within the meaning of the PTE 91-38 and, except as disclosed by such Purchaser to the Company in writing pursuant to this clause (c), no employee benefit plan or group of plans maintained by the same employer or employee organization beneficially owns more than 10% of all assets allocated to such pooled separate account or collective investment fund; or

(d)   the Source constitutes assets of an "investment fund" (within the meaning of Part VI of PTE 84-14 (the "**QPAM Exemption**")) managed by a "qualified professional asset manager" or "QPAM" (within the meaning of Part VI of the QPAM Exemption), no employee benefit plan's assets that are managed by the QPAM in such investment fund, when combined with the assets of all other employee benefit plans established or maintained by the same employer or by an affiliate (within the meaning of Part VI(c)(1) of the QPAM Exemption) of such employer or by the same employee organization and managed by such QPAM, represent more than 20% of the total client assets managed by such QPAM, the conditions of Part I(c) and (g) of the QPAM Exemption are satisfied, neither the QPAM nor a person controlling or controlled by the QPAM maintains an ownership interest in the Parent or the Company that would cause the QPAM and the Parent or the Company to be "related" within the meaning of Part VI(h) of the QPAM Exemption and (i) the identity of such QPAM and (ii) the names of any employee benefit plans whose assets in the investment fund, when combined with the assets of all other employee benefit plans established or maintained by the same employer or by an affiliate (within the meaning of Part VI(c)(1) of the QPAM Exemption) of such employer or by the same employee organization, represent 10% or more of the assets of such investment fund, have been disclosed to the Company in writing pursuant to this clause (d); or

(e)   the Source constitutes assets of a "plan(s)" (within the meaning of Part IV(h) of PTE 96-23 (the "**INHAM Exemption**")) managed by an "in-house asset manager" or "INHAM" (within the meaning of Part IV(a) of the INHAM Exemption), the conditions of Part I(a), (g) and (h) of the INHAM Exemption are satisfied, neither the INHAM nor a person controlling or controlled by the INHAM (applying the definition of "control" in Part IV(d)(3) of the INHAM Exemption) owns a 10% or more interest in the Parent or the Company and (i) the identity of such INHAM and (ii) the name(s) of the employee benefit plan(s) whose assets constitute the Source have been disclosed to the Company in writing pursuant to this clause (e); or

(f)   the Source is a governmental plan; or

(g)   the Source is one or more employee benefit plans, or a separate account or trust fund comprised of one or more employee benefit plans, each of which has been identified to the Company in writing pursuant to this clause (g); or

(h)   the Source does not include assets of any employee benefit plan, other than a plan exempt from the coverage of ERISA.

As used in this Section 6.2, the terms "**employee benefit plan**," "**governmental plan**," and "**separate account**" shall have the respective meanings assigned to such terms in section 3 of ERISA.

SECTION 7. INFORMATION AS TO THE PARENT AND THE COMPANY·.

Section 7.1.   Financial and Business Information. The Parent shall deliver to each holder of a Note that is an Institutional Investor:

(a)   *Quarterly Statements* — within 60 days (or such shorter period as is the earlier of (x) 15 days greater than the period applicable to the filing of the Parent's Quarterly Report on Form 10‑Q (the "**Form 10‑Q**") with the SEC regardless of whether the Parent is subject to the filing requirements thereof and (y) the date by which such financial statements are required to be delivered under any Material Credit Facility or the date on which such corresponding financial statements are delivered under any Material Credit Facility if such delivery occurs earlier than such required delivery date) after the end of each quarterly fiscal period in each fiscal year of the Parent (other than the last quarterly fiscal period of each such fiscal year), duplicate copies of,

    (i)   a consolidated balance sheet of the Parent and its Subsidiaries as at the end of such quarter, and

    (ii)   consolidated statements of income, changes in shareholders' equity and cash flows of the Parent and its Subsidiaries, for such quarter and (in the case of the second and third quarters) for the portion of the fiscal year ending with such quarter,

setting forth in each case in comparative form the figures for the corresponding periods in the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP applicable to quarterly financial statements generally, and certified by a Senior Financial Officer of the Parent as fairly presenting, in all material respects, the financial position of the companies being reported on and their results of operations and cash flows, subject to changes resulting from year-end adjustments, *provided* that delivery within the time period specified above of copies of the Parent's Form 10‑Q prepared in compliance with the requirements therefor and filed with the SEC shall be deemed to satisfy the requirements of this Section 7.1(a);

(b)   *Annual Statements* — within 105 days (or such shorter period as is the earlier of (x) 15 days greater than the period applicable to the filing of the Parent's Annual Report on Form 10‑K (the "**Form 10‑K**") with the SEC regardless of whether the Parent is subject to the filing requirements thereof and (y) the date by which such financial statements are required to be delivered under any Material Credit Facility or the date on which such corresponding financial statements are delivered under any Material Credit Facility if such delivery occurs earlier than such required delivery date) after the end of each fiscal year of the Parent, duplicate copies of

> (i) a consolidated balance sheet of the Parent and its Subsidiaries as at the end of such year, and

> (ii) consolidated statements of income, changes in shareholders' equity and cash flows of the Parent and its Subsidiaries for such year,

setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP, and accompanied by an opinion thereon (without a "going concern" or similar qualification or exception and without any qualification or exception as to the scope of the audit on which such opinion is based) of independent public accountants of recognized national standing, which opinion shall state that such financial statements present fairly, in all material respects, the financial position of the companies being reported upon and their results of operations and cash flows and have been prepared in conformity with GAAP, and that the examination of such accountants in connection with such financial statements has been made in accordance with generally accepted auditing standards, and that such audit provides a reasonable basis for such opinion in the circumstances, *provided* that the delivery within the time period specified above of the Parent's Form 10‑K for such fiscal year (together with the Parent's annual report to shareholders, if any, prepared pursuant to Rule 14a‑3 under the Securities Exchange Act of 1934) prepared in accordance with the requirements therefor and filed with the SEC, shall be deemed to satisfy the requirements of this Section 7.1(b);

(c) *SEC and Other Reports* — promptly upon their becoming available, one copy of (i) each financial statement, report, notice or proxy statement sent by the Parent or any Subsidiary to its principal lending banks as a whole (excluding information sent to such banks in the ordinary course of administration of a bank facility, such as information relating to pricing and borrowing availability) or to its public Securities holders generally, and (ii) each regular or periodic report, each registration statement (without exhibits except as expressly requested by such Purchaser or holder), and each prospectus and all amendments thereto filed by the Parent or any Subsidiary with the SEC and of all press releases and other statements made available generally by the Parent or any Subsidiary to the public concerning developments that are Material;

(d) *Notice of Default or Event of Default* — promptly, and in any event within five Business Days after a Responsible Officer becoming aware of the existence of any Default or Event of Default or that any Person has given any notice or taken any action with respect to a claimed default hereunder or that any Person has given any notice or taken any action with respect to a claimed default of the type referred to in Section 11 (f), a written notice specifying the nature and period of existence thereof and what action the Parent is taking or proposes to take with respect thereto;

(e)   *ERISA Matters* — promptly, and in any event within ten days after a Responsible Officer becoming aware of any of the following, a written notice setting forth the nature thereof and the action, if any, that the Parent or an ERISA Affiliate proposes to take with respect thereto:

(i)   with respect to any Plan, any reportable event, as defined in section 4043(c) of ERISA and the regulations thereunder, for which notice thereof has not been waived pursuant to such regulations as in effect on the date hereof; or

(ii)   the taking by the PBGC of steps to institute, or the threatening by the PBGC of the institution of, proceedings under section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan, or the receipt by the Company or any ERISA Affiliate of a notice from a Multiemployer Plan that such action has been taken by the PBGC with respect to such Multiemployer Plan; or

(iii)   any event, transaction or condition that could result in the incurrence of any liability by the Parent or any ERISA Affiliate pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, or in the imposition of any Lien on any of the rights, properties or assets of the Parent or any ERISA Affiliate pursuant to Title I or IV of ERISA or such penalty or excise tax provisions, if such liability or Lien, taken together with any other such liabilities or Liens then existing, could reasonably be expected to have a Material Adverse Effect;

(f)   *Notices from Governmental Authority* — promptly, and in any event within 30 days of receipt thereof, copies of any notice to the Parent or any Subsidiary from any federal or state Governmental Authority relating to any order, ruling, statute or other law or regulation that could reasonably be expected to have a Material Adverse Effect;

(g)   *Resignation or Replacement of Auditors* — within ten days following the date on which the Parent's auditors resign or the Parent elects to change auditors, as the case may be, notification thereof, together with such supporting information as the Required Holders may request; and

(h)   *Requested Information* — with reasonable promptness, such other data and information relating to the business, operations, affairs, financial condition, assets or properties of the Parent or any of its Subsidiaries (including, but without limitation, actual copies of the Parent's Form 10‑Q and Form 10‑K) or relating to the ability of the Parent and the Company to perform their respective obligations hereunder and of the Company to perform its obligations under the Notes as from time to time may be reasonably requested by any such holder of a Note.

Section 7.2.   Officer's Certificate. Each set of financial statements delivered to a holder of a Note pursuant to Section 7.1(a) or Section 7.1(b) shall be accompanied by a certificate of a Senior Financial Officer of the Parent:

(a)   *Covenant Compliance* — setting forth the information from such financial statements that is required in order to establish whether the Parent was in compliance with the requirements of Section 10 during the quarterly or annual period covered by the statements then being furnished, (including with respect to each such provision that involves mathematical calculations, the information from such financial statements that is required to perform such calculations) and detailed calculations of the maximum or minimum amount, ratio or percentage, as the case may be, permissible under the terms of such Section, and the calculation of the amount, ratio or percentage then in existence. In the event that the Parent or any Subsidiary has made an election to measure any financial liability using fair value (which election is being disregarded for purposes of determining compliance with this Agreement pursuant to Section 22.2) as to the period covered by any such financial

statement, such Senior Financial Officer's certificate as to such period shall include a reconciliation from GAAP with respect to such election; and

(b)   *Event of Default* — certifying that such Senior Financial Officer has reviewed the relevant terms hereof and has made, or caused to be made, under his or her supervision, a review of the transactions and conditions of the Parent and its Subsidiaries from the beginning of the quarterly or annual period covered by the statements then being furnished to the date of the certificate and that such review shall not have disclosed the existence during such period of any condition or event that constitutes a Default or an Event of Default or, if any such condition or event existed or exists (including, without limitation, any such event or condition resulting from the failure of the Parent or any Subsidiary to comply with any Environmental Law), specifying the nature and period of existence thereof and what action the Parent or the Company shall have taken or proposes to take with respect thereto.

Section 7.3.   **Visitation**. The Parent shall permit the representatives of each holder of a Note that is an Institutional Investor:

(a)   *No Default* — if no Default or Event of Default then exists, at the expense of such holder and upon reasonable prior notice to the Parent, to visit the principal executive office of the Parent not more than once in any twelve month period, to discuss the affairs, finances and accounts of the Parent and its Subsidiaries with the Parent's officers, and (with the consent of the Parent, which consent will not be unreasonably withheld) its independent public accountants, and (with the consent of the Parent, which consent will not be unreasonably withheld) to visit the other offices and properties of the Parent and each Subsidiary, all at such reasonable times and as often as may be reasonably requested in writing; and

(b)   *Default* — if a Default or Event of Default then exists, at the expense of the Parent to visit and inspect any of the offices or properties of the Parent or any Subsidiary, to examine all their respective books of account, records, reports and other papers, to make copies and extracts therefrom, and to discuss their respective affairs, finances and accounts with their respective officers and independent public accountants (and by this provision the Parent authorizes said accountants to discuss the affairs, finances and accounts of the Parent and its Subsidiaries), all at such times and as often as may be requested.

Section 7.4.   **Electronic Delivery**. Financial statements, opinions of independent certified public accountants, other information and Officer's Certificates that are required to be delivered by the Parent pursuant to Sections 7.1(a), (b) or (c) and Section 7.2 shall be deemed to have been delivered if the Parent satisfies any of the following requirements with respect thereto:

(i)　　such financial statements satisfying the requirements of Section 7.1(a) or (b) and related Officer's Certificate satisfying the requirements of Section 7.2 are delivered to each holder of a Note by e-mail;

(ii)　　the Parent shall have timely filed such Form 10–Q or Form 10–K, satisfying the requirements of Section 7.1(a) or Section 7.1(b), as the case may be, with the SEC on EDGAR and shall have made such form and the related Officer's Certificate satisfying the requirements of Section 7.2 available on its home page on the internet, which is located at http://www.dollartree.com as of the date of this Agreement;

(iii)　　such financial statements satisfying the requirements of Section 7.1(a) or Section 7.1(b) and related Officer's Certificate(s) satisfying the requirements of Section 7.2 are timely posted by or on behalf of the Parent on IntraLinks or on any other similar website to which each holder of Notes has free access; or

(iv)　　the Parent shall have filed any of the items referred to in Section 7.1(c) with the SEC on EDGAR and shall have made such items available on its home page on the internet or on IntraLinks or on any other similar website to which each holder of Notes has free access;

provided however, that in the case of any of clauses (ii), (iii) or (iv), the Parent shall have given each holder of a Note prior written notice, which may be by e-mail containing a link to the applicable website or in accordance with Section 18, of such posting or filing in connection with each delivery, *provided further,* that upon request of any holder to receive paper copies of such forms, financial statements and Officer's Certificates or to receive them by e-mail, the Parent will promptly e-mail them or deliver such paper copies, as the case may be, to such holder.

SECTION 8. PAYMENT AND PREPAYMENT OF THE NOTES.

Section 8.1. Maturity.

(a)　　Series A Notes. As provided therein, the entire unpaid principal balance of the Series A Notes shall be due and payable on the stated maturity date thereof.

(b)　　Series B Notes. As provided therein, the entire unpaid principal balance of the Series B Notes shall be due and payable on the stated maturity date thereof.

(c)　　Series C Notes. As provided therein, the entire unpaid principal balance of the Series C Notes shall be due and payable on the stated maturity date thereof.

Section 8.2. Optional Prepayments with Make-Whole Amount. The Company may, at its option, upon notice as provided below, prepay at any time all, or from time to time any part of, the Notes, in an amount not less than 5% of the aggregate principal amount of the Notes then outstanding in the case of a partial prepayment, at 100% of the principal amount so prepaid, and the Make-Whole Amount determined for the prepayment date with respect to such principal amount. The Company will give each holder of Notes written notice of each optional prepayment under this Section 8.2 not less than five Business Days and not more than 45 Business Days prior to the date fixed for such prepayment unless the Company and the Required Holders agree to another time period pursuant to Section 17. Each such notice shall specify such date (which shall be a Business Day), the aggregate principal amount of the Notes to be prepaid on such date, the principal amount of each Note held by such holder to be prepaid (determined in accordance with Section 8.3), and the interest to be paid on the prepayment date with respect to such principal amount being prepaid, and shall be accompanied

by a certificate of a Senior Financial Officer as to the estimated Make-Whole Amount due in connection with such prepayment (calculated as if the date of such notice were the date of the prepayment), setting forth the details of such computation. Two Business Days prior to such prepayment, the Company shall deliver to each holder of Notes a certificate of a Senior Financial Officer specifying the calculation of such Make-Whole Amount as of the specified prepayment date.

Section 8.3.   Allocation of Partial Prepayments. In the case of each partial prepayment of the Notes pursuant to Section 8.2, the principal amount of the Notes to be prepaid shall be allocated among all of the Notes at the time outstanding in proportion, as nearly as practicable, to the respective unpaid principal amounts thereof not theretofore called for prepayment, without regard to the Series of Notes.

Section 8.4.   Maturity; Surrender, Etc. In the case of each optional prepayment of Notes pursuant to this Section 8, the principal amount of each Note to be prepaid shall mature and become due and payable on the date fixed for such prepayment, together with interest on such principal amount accrued to such date and the applicable Make-Whole Amount, if any. From and after such date, unless the Company shall fail to pay such principal amount when so due and payable, together with the interest and Make-Whole Amount, if any, as aforesaid, interest on such principal amount shall cease to accrue. Any Note paid or prepaid in full shall be surrendered to the Company and cancelled and shall not be reissued, and no Note shall be issued in lieu of any prepaid principal amount of any Note.

Section 8.5.   Purchase of Notes. The Company will not and will not permit any Affiliate to purchase, redeem, prepay or otherwise acquire, directly or indirectly, any of the outstanding Notes except upon the payment or prepayment of the Notes in accordance with this Agreement and the Notes. The Company will promptly cancel all Notes acquired by it or any Affiliate pursuant to any payment or prepayment of Notes pursuant to this Agreement and no Notes may be issued in substitution or exchange for any such Notes.

Section 8.6.   Make-Whole Amount.

"**Make-Whole Amount**" means, with respect to any Note, an amount equal to the excess, if any, of the Discounted Value of the Remaining Scheduled Payments with respect to the Called Principal of such Note over the amount of such Called Principal, *provided* that the Make-Whole Amount may in no event be less than zero. For the purposes of determining the Make-Whole Amount, the following terms have the following meanings:

"**Called Principal**" means, with respect to any Note, the principal of such Note that is to be prepaid pursuant to Section 8.2 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

"**Discounted Value**" means, with respect to the Called Principal of any Note, the amount obtained by discounting all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the Settlement Date with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Notes is payable) equal to the Reinvestment Yield with respect to such Called Principal.

"**Reinvestment Yield**" means, with respect to the Called Principal of any Note, .50% over the yield to maturity implied by the yield(s) reported as of 10:00 a.m. (New York City time) on the second Business Day preceding the Settlement Date with respect to such Called Principal, on the display designated as "Page PX1" (or such other display as may replace Page PX1) on Bloomberg Financial Markets for the most recently issued actively traded on-the-run U.S. Treasury securities ("**Reported**") having a maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date. If there are no such U.S. Treasury securities Reported having a maturity equal to such Remaining Average Life, then such implied yield to maturity will be determined by (a) converting U.S. Treasury bill quotations to bond equivalent yields in accordance with accepted financial practice and (b) interpolating linearly between the yields Reported for the applicable most recently issued actively traded on-the-run U.S. Treasury securities with the maturities (1) closest to and greater than such Remaining Average Life and (2) closest to and less than such Remaining Average Life. The Reinvestment Yield shall be rounded to the number of decimal places as appears in the interest rate of the applicable Note.

If such yields are not Reported or the yields Reported as of such time are not ascertainable (including by way of interpolation), then "**Reinvestment Yield**" means, with respect to the Called Principal of any Note, .50% over the yield to maturity implied by the U.S. Treasury constant maturity yields reported, for the latest day for which such yields have been so reported as of the second Business Day preceding the Settlement Date with respect to such Called Principal, in Federal Reserve Statistical Release H.15 (or any comparable successor publication) for the U.S. Treasury constant maturity having a term equal to the Remaining Average Life of such Called Principal as of such Settlement Date. If there is no such U.S. Treasury constant maturity having a term equal to such Remaining Average Life, such implied yield to maturity will be determined by interpolating linearly between (1) the U.S. Treasury constant maturity so reported with the term closest to and greater than such Remaining Average Life and (2) the U.S. Treasury constant maturity so reported with the term closest to and less than such Remaining Average Life. The Reinvestment Yield shall be rounded to the number of decimal places as appears in the interest rate of the applicable Note.

"**Remaining Average Life**" means, with respect to any Called Principal, the number of years obtained by dividing (i) such Called Principal into (ii) the sum of the products obtained by multiplying (a) the principal component of each Remaining Scheduled Payment with respect to such Called Principal by (b) the number of years, computed on the basis of a 360-day year composed of twelve 30-day months and calculated to two decimal places, that will elapse between the Settlement Date with respect to such Called Principal and the scheduled due date of such Remaining Scheduled Payment.

"**Remaining Scheduled Payments**" means, with respect to the Called Principal of any Note, all payments of such Called Principal and interest thereon that would be due after the Settlement Date with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date, *provided* that if such Settlement Date is not a date on which interest payments are due to be made under the Notes, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such Settlement Date and required to be paid on such Settlement Date pursuant to Section 8.4 or Section 12.1.

"**Settlement Date**" means, with respect to the Called Principal of any Note, the date on which such Called Principal is to be prepaid pursuant to Section 8.2 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

Section 8.7.   Payments Due on Non-Business Days. Anything in this Agreement or the Notes to the contrary notwithstanding, (x) subject to clause (y), any payment of interest on any Note that is due on a date that is not a Business Day shall be made on the next succeeding Business Day without including the additional days elapsed in the computation of the interest payable on such next succeeding Business Day; and (y) any payment of principal of or Make-Whole Amount on any Note (including principal due on the maturity date of such Note) that is due on a date that is not a Business Day shall be made on the next succeeding Business Day and shall include the additional days elapsed in the computation of interest payable on such next succeeding Business Day.

Section 8.8.   Prepayments in connection with a Change of Control.

(a)   *Notice of Change of Control*. The Company will, within five Business Days after any Responsible Officer has knowledge of the occurrence of a Change of Control, give written notice of such Change of Control to each holder of Notes. If a Change of Control has occurred, such notice shall contain and constitute an offer to prepay Notes as described in Section 8.8(b) (and shall be accompanied by the certificate described in Section 8.8(e)).

(b)   *Offer to Prepay Notes*. The offer to prepay Notes contemplated by Section 8.8(a) shall be an offer to prepay, in accordance with and subject to this Section 8.8, all, but not less than all, the Notes held by each holder on a date (which shall be a Business Day) specified in such offer (the "**Change of Control Prepayment Date**"). Such date shall be not less than 30 days and not more than 90 days after the date of such offer (or if the Change of Control Prepayment Date shall not be specified in such offer, the Change of Control Prepayment Date shall be the Business Day that falls on or next following the 45th day after the date of such offer).

(c)   *Acceptance; Rejection*. A holder of Notes may accept or reject the offer to prepay made pursuant to this Section 8.8 by causing a notice of such acceptance or rejection to be delivered to the Company not later than 15 days after receipt by such holder of the offer of prepayment. A failure by a holder of Notes to respond to an offer to prepay made pursuant to this Section 8.8 shall be deemed to constitute a rejection of such offer by such holder.

(d)   *Prepayment*. Prepayment of the Notes to be prepaid pursuant to this Section 8.8 shall be made on the Change of Control Prepayment Date at 100% of the principal amount of such Notes, together with accrued and unpaid interest on such Notes accrued to the date of prepayment, but, in any case, without any Make-Whole Amount or any other premium.

(e)   *Officer's Certificate*. Each offer to prepay the Notes pursuant to this Section 8.8 shall be accompanied by a certificate, executed by a Senior Financial Officer of the Company and dated the date of such offer, specifying (i) the Change of Control Prepayment Date, (ii) that such offer is made pursuant to this Section 8.8 and that failure by a holder to respond to such offer by the deadline established in Section 8.8(c) shall result in such offer to such holder being deemed rejected, (iii) the principal amount of each Note offered to be prepaid, (iv) the interest that would be due on each Note offered to be prepaid, accrued to the Change of Control Prepayment Date, (v) that the conditions of this Section 8.8 have been fulfilled, and (vi) in reasonable detail, the nature and date of the Change of Control.

(f)   *Notice Concerning Status of Holders of Notes*. Promptly after the Change of Control Prepayment Date and the making of all prepayments contemplated on such Change of Control Prepayment Date under this Section 8.8 (and, in any event, within 30 days thereafter), the Company shall deliver to each then current holder of Notes, if any, a certificate signed by a Senior Financial Officer of the Company containing a list of the then current holders of Notes (together with their addresses) and setting forth as to each such holder the outstanding principal amount of Notes held by such holder at such time (in each case calculated after giving effect to the prepayments made on such Change of Control Prepayment Date).

Section 8.9.   Offer to Prepay upon Sale of Assets.

(a)   *Notice and Offer*. In the event of any Debt Prepayment Application under Section 10.7, the Company will, within ten (10) days of the occurrence of the Asset Disposition (a "**Debt Prepayment Transfer**") in respect of which an offer to prepay the Notes is being made to comply with the provisions for a Debt Prepayment Application (as set forth in the definition thereof), give written notice of such Debt Prepayment Transfer to each holder of Notes. Such written notice shall (i) contain, and such written notice shall constitute, an irrevocable offer (the "**Transfer Prepayment Offer**") to prepay, at the election of each holder, a portion of the Notes held by such holder equal to such holder's Ratable Portion of the Net Proceeds in respect of such Debt Prepayment Transfer, together with interest on the amount to be so prepaid accrued to the Transfer Prepayment Date and (ii) shall specify a date (the "**Transfer Prepayment Date**") that is not less than thirty (30) days and not more than sixty (60) days after the date of such notice on which such prepayment is to be made, together with interest on the amount to be so prepaid accrued to the Transfer Prepayment Date. If the Transfer Prepayment Date shall not be specified in such notice, the Transfer Prepayment Date shall be the Business Day that falls on or next following the fortieth (40th) day after the date of such notice.

(b)   *Acceptance and Payment.* To accept such Transfer Prepayment Offer, a holder of Notes shall cause a notice of such acceptance to be delivered to the Company not later than fifteen (15) days after the date of such written notice from the Company, provided, that failure to accept such offer in writing within fifteen (15) days after the date of such written notice shall be deemed to constitute a rejection of the Transfer Prepayment Offer. If so accepted by any holder of a Note, such offered prepayment (equal to or not less than such holder's Ratable Portion of the Net Proceeds in respect of such Debt Prepayment Transfer) shall be due and payable on the Transfer Prepayment Date. Such offered prepayment shall be made at one hundred percent (100%) of the principal amount of such Notes being so prepaid, together with interest on such principal amount then being prepaid accrued to the Transfer Prepayment Date, but, in any case, without any Make-Whole Amount or any other premium.

(c)   *Officer's Certificate*. Each offer to prepay the Notes pursuant to this Section 8.9 shall be accompanied by a certificate, executed by a Senior Financial Officer and dated the date of such offer, specifying (i) the Transfer Prepayment Date, (ii) the Net Proceeds in respect of the applicable Debt Prepayment Transfer, (iii) that such offer is being made pursuant to Section 8.9 and Section 10.7, (iv) the principal amount of each Note offered to be prepaid, (v) the interest that would be due on each Note offered to be prepaid, accrued to the Transfer Prepayment Date, and (vi) in reasonable detail, the nature of the Transfer giving rise to such Debt Prepayment Transfer and certifying that no Default or Event of Default exists or would exist after giving effect to the prepayment contemplated by such offer.

(d)   *Notice Concerning Status of Holders of Notes*. Promptly after each Transfer Prepayment Date and the making of all prepayments contemplated on such Transfer Prepayment Date under this Section 8.9 (and, in any event, within 30 days thereafter), the Company shall deliver to each then current holder of Notes, if any, a certificate signed by a Senior Financial Officer of the Company containing a list of the then current holders of Notes (together with their addresses) and setting forth as to each such holder the outstanding principal amount of Notes held by such holder at such time, (in each case calculated after giving effect to the prepayments made on such Transfer Prepayment Date).

SECTION 9. AFFIRMATIVE COVENANTS

The Parent covenants that so long as any of the Notes are outstanding:

Section 9.1.   Compliance with Laws. Without limiting Section 10.4, the Parent will, and will cause each of its Subsidiaries to, comply with all laws, ordinances or governmental rules or regulations to which each of them is subject, including, without limitation, ERISA, Environmental Laws, the USA PATRIOT Act and the other laws and regulations that are referred to in Section 5.16, and will obtain and maintain in effect all licenses, certificates, permits, franchises and other governmental authorizations necessary to the ownership of their respective properties or to the conduct of their respective businesses, in each case to the extent necessary to ensure that non-compliance with such laws, ordinances or governmental rules or regulations or failures to obtain or maintain in effect such licenses, certificates, permits, franchises and other governmental authorizations could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 9.2.   Insurance. The Parent will, and will cause each of its Subsidiaries to, maintain, with financially sound and reputable insurers, insurance with respect to their respective properties and businesses against such casualties and contingencies, of such types, on such terms and in such amounts (including deductibles, co-insurance and self-insurance, if adequate reserves are maintained with respect thereto) as is customary in the case of entities of established reputations engaged in the same or a similar business and similarly situated.

Section 9.3. Maintenance of Properties. The Parent will, and will cause each of its Subsidiaries to, maintain and keep, or cause to be maintained and kept, their respective properties in good repair, working order and condition (other than ordinary wear and tear), so that the business carried on in connection therewith may be properly conducted at all times, *provided* that this Section shall not prevent the Parent or any Subsidiary from discontinuing the operation and the maintenance of any of its properties if such discontinuance is desirable in the conduct of its business and the Parent has concluded that such discontinuance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 9.4. Payment of Taxes and Claims. The Parent will, and will cause each of its Subsidiaries to, file all tax returns required to be filed in any jurisdiction and to pay and discharge all taxes shown to be due and payable on such returns and all other taxes, assessments, governmental charges, or levies imposed on them or any of their properties, assets, income or franchises, to the extent the same have become due and payable and before they have become delinquent and all claims for which sums have become due and payable that have or might become a Lien on properties or assets of the Parent or any Subsidiary, *provided* that neither the Parent nor any Subsidiary need pay any such tax, assessment, charge, levy or claim if (i) the amount, applicability or validity thereof is contested by the Parent or such Subsidiary on a timely basis in good faith and in appropriate proceedings, and the Parent or a Subsidiary has established adequate reserves therefor in accordance with GAAP on the books of the Parent or such Subsidiary or (ii) the nonpayment of all such taxes, assessments, charges, levies and claims could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 9.5. Corporate Existence, Etc. Subject to Section 10.2, the Parent will at all times preserve and keep its corporate existence in full force and effect. Subject to Sections 10.2 and 10.7, the Parent will at all times preserve and keep in full force and effect the corporate existence of each of its Subsidiaries (unless merged into the Parent or a Wholly-Owned Subsidiary) and all rights and franchises of the Parent and its Subsidiaries unless, in the good faith judgment of the Parent, the termination of or failure to preserve and keep in full force and effect such corporate existence, right or franchise could not, individually or in the aggregate, have a Material Adverse Effect.

Section 9.6. Books and Records. The Parent will, and will cause each of its Subsidiaries to, maintain proper books of record and account in conformity with GAAP and all applicable requirements of any Governmental Authority having legal or regulatory jurisdiction over the Parent or such Subsidiary, as the case may be. The Parent will, and will cause each of its Subsidiaries to, keep books, records and accounts which, in reasonable detail, accurately reflect all transactions and dispositions of assets. The Parent and its Subsidiaries have devised a system of internal accounting controls sufficient to provide reasonable assurances that their respective books, records, and accounts accurately reflect all transactions and dispositions of assets and the Parent will, and will cause each of its Subsidiaries to, continue to maintain such system.

Section 9.7. Subsidiary Guarantors.

(a) The Parent will cause each of its Subsidiaries that guarantees or otherwise becomes liable at any time, whether as a borrower or an additional or co-borrower or otherwise, for or in respect of any Debt under any Material Credit Facility to concurrently therewith become a Guarantor (a "**Required Guarantor**") by executing a Joinder Agreement in the form of Exhibit A to the Guaranty Agreement (a "**Joinder Agreement**") and delivering such executed Joinder Agreement and

(i)   a certificate signed by an authorized responsible officer of such Subsidiary containing representations and warranties on behalf of such Subsidiary to the same effect, mutatis mutandis, as those contained in Sections 5.1, 5.2, 5.6, 5.7, 5.8, 5.10, 5.11, 5.16, 5.17 and 5.18 of this Agreement (but with respect to such Subsidiary, such Joinder Agreement and the Guaranty Agreement rather than the Company or the Parent);

(ii)   all documents as may be reasonably requested by the Required Holders to evidence the due organization, continuing existence and good standing of such Subsidiary and the due authorization by all requisite action on the part of such Subsidiary of the execution and delivery of such Joinder Agreement and the performance by such Subsidiary of its obligations thereunder and under the Guaranty Agreement; and

(iii)   an opinion of counsel reasonably satisfactory to the Required Holders covering such matters relating to such Subsidiary, such Joinder Agreement and the Guaranty Agreement as the Required Holders may reasonably request.

(b)   The Parent may, from time to time at its discretion and upon written notice from the Parent to the holders of Notes, cause any Subsidiary which is not otherwise a Guarantor pursuant to Section 9.7(a) to become a Guarantor (an "**Optional Guarantor**") by taking all of the actions specified in Section 9.7(a).

(c)   In the event that a Required Guarantor at any time is fully released and discharged by the applicable lenders from guaranteeing the obligations of the Parent or other Subsidiary under any Material Credit Facility and is no longer a borrower or other obligor under such Material Credit Facility, the Parent may, upon written notice to the holders of the Notes referencing this Section 9.7(c), which notice shall be accompanied by an Officer's Certificate certifying as to the matters set forth in clauses (i) and (ii) below, terminate such Required Guarantor's obligations under the Guaranty Agreement with effect from the date of such notice so long as (i) no Default or Event of Default shall have occurred and then be continuing or shall result therefrom (including, without limitation, an Event of Default arising from a breach of Section 10.6(c) following the termination of such obligations), (ii) no payment by such Required Guarantor is due under the Guaranty Agreement and (iii) if any fee or other consideration shall be given to the lenders under such Material Credit Facility for the removal of such Required Guarantor as an obligor under such Material Credit Facility, the equivalent of such fee or other consideration shall be given to the holders of the Notes.

(d)   The Parent may, from time to time at its discretion and upon written notice from the Parent to the holders of the Notes referencing this Section 9.7(d), which notice shall be accompanied by an Officer's Certificate certifying as to the matters set forth in clauses (i) and (ii) below, terminate an Optional Guarantor's obligations under the Guaranty Agreement with effect from the date of such notice so long as (i) no Default or Event of Default shall have occurred and then be continuing or shall result therefrom (including, without limitation, an Event of Default arising from a breach of Section 10.6(c) following the termination of such obligations) and (ii) no payment by such Optional Guarantor is due under the Guaranty Agreement.

SECTION 10.   NEGATIVE COVENANTS

The Parent covenants that so long as any of the Notes are outstanding:

Section 10.1. Transactions with Affiliates. The Parent will not and will not permit any of its Subsidiaries to enter into directly or indirectly any transaction or group of related transactions (including without limitation the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any Affiliate (other than the Parent or another Subsidiary), except in the ordinary course and pursuant to the reasonable requirements of the Parent's or such Subsidiary's business and upon fair and reasonable terms no less favorable to the Parent or such Subsidiary than would be obtainable in a comparable arm's-length transaction with a Person not an Affiliate.

Section 10.2. Merger, Consolidation, Etc. The Parent will not, and will not permit any other Obligor to, consolidate with or merge with any other Person or convey, transfer or lease all or substantially all of its assets in a single transaction or series of transactions to any Person unless:

(a)   the successor formed by such consolidation or the survivor of such merger or the Person that acquires by conveyance, transfer or lease all or substantially all of the assets of the Obligor as an entirety, as the case may be, shall be a solvent corporation or limited liability company organized and existing under the laws of the United States or any state thereof (including the District of Columbia), and, if such Obligor is not such corporation or limited liability company, (i) such corporation or limited liability company shall have executed and delivered to each holder of any Notes its assumption of the due and punctual performance and observance of each covenant and condition of this Agreement (in the case of any such transaction involving the Parent or the Company), the Notes (in the case of any such transaction involving the Company) or the Guaranty Agreement (in the case of any such transaction involving any Guarantor) and (ii) such corporation or limited liability company shall have caused to be delivered to each holder of any Notes an opinion of nationally recognized independent counsel, or other independent counsel reasonably satisfactory to the Required Holders, to the effect that all agreements or instruments effecting such assumption are enforceable in accordance with their terms and comply with the terms hereof;

(b)   each Guarantor under the Guaranty Agreement reaffirms its obligations under the Guaranty Agreement in writing at such time pursuant to documentation that is reasonably acceptable to the Required Holders; and

(c)   immediately before and immediately after giving effect to such transaction or each transaction in any such series of transactions, no Default or Event of Default shall have occurred and be continuing.

No such conveyance, transfer or lease of substantially all of the assets of any Obligor shall have the effect of releasing such Obligor or any successor corporation or limited liability company that shall theretofore have become such in the manner prescribed in this Section 10.2 from its liability under this Agreement, the Notes or the Guaranty Agreement, as the case may be.

Section 10.3. Line of Business. The Parent will not, and will not permit any Subsidiary to, engage in any business if, as a result, the general nature of the business in which the Parent and its Subsidiaries, taken as a whole, would then be engaged would be substantially changed from the general nature of the business in which the Parent and its Subsidiaries, taken as a whole, are engaged on the date of this Agreement as described in the Memorandum, except that the foregoing shall not apply to any business or businesses that, in the aggregate, account for less than 10% of the gross revenues of the Parent and the Subsidiaries on a consolidated basis.

Section 10.4. Terrorism Sanctions Regulations. The Parent will not and will not permit any Controlled Entity (a) to become (including by virtue of being owned or controlled by a Blocked Person), own or control a Blocked Person or any Person that is the target of sanctions imposed by the United Nations or by the European Union, or (b) directly or indirectly to have any investment in or engage in any dealing or transaction (including, without limitation, any investment, dealing or transaction involving the proceeds of the Notes) with any Person if such investment, dealing or transaction (i) would cause any holder to be in violation of any law or regulation applicable to such holder, or (ii) is prohibited by or subject to sanctions under any U.S. Economic Sanctions, or (c) to engage, nor shall any Affiliate of either engage, in any activity that could subject such Person or any holder to sanctions under CISADA or any similar law or regulation with respect to Iran or any other country that is subject to U.S. Economic Sanctions.

Section 10.5. Liens. The Parent will not and will not permit any of its Subsidiaries to directly or indirectly create, incur, assume or permit to exist (upon the happening of a contingency or otherwise) any Lien on or with respect to any property or asset (including, without limitation, any document or instrument in respect of goods or accounts receivable) of the Parent or any such Subsidiary, whether now owned or held or hereafter acquired, or any income or profits therefrom, or assign or otherwise convey any right to receive income or profits, except:

(a)   Liens in existence on the date of Closing and listed on Schedule 10.5(a) and any renewals or extensions thereof; provided that the scope of any such Lien shall not be increased, or otherwise expanded, to cover any additional property or type of asset, as applicable, beyond that in existence on the date of Closing, except for products and proceeds of the foregoing;

(b)   Liens imposed by any Governmental Authority for taxes, assessments or charges not yet delinquent or that are being contested in good faith and by appropriate proceedings if, unless the amount thereof is not material with respect to it or its financial condition, adequate reserves with respect thereto are maintained on the books of the Parent or the affected Subsidiaries, as the case may be, in accordance with GAAP;

(c)   carriers', warehousemen's, mechanics', materialmen's, landlord's, repairmen's or other like Liens arising in the ordinary course of business that are not overdue for a period of more than 30 days or that are being contested in good faith and by appropriate proceedings;

(d)   Liens securing judgments but only to the extent for an amount and for a period not resulting in an Event of Default under Section 11(i) hereof;

(e)   pledges or deposits to secure the performance of bids, trade contracts (other than for Debt), leases, licenses, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(f)   easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business and encumbrances consisting of zoning restrictions, easements, licenses, restrictions on the use of property or minor imperfections in title thereto that, in the aggregate, are not material in amount, and that do not in any case materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the business of the Parent or any of its Subsidiaries;

(g)   Liens incurred after the date of this Agreement given to secure the payment of the purchase price incurred in connection with the acquisition, construction or improvement by the Parent or any Subsidiary of property (other than accounts receivable or inventory) useful and intended to be used in carrying on the business of the Parent or such Subsidiary, including Liens existing on such property at the time of such acquisition, construction or improvement thereof or Liens incurred within 180 days of such acquisition or completion of such construction or improvement, provided that (i) the Lien shall attach solely to the property acquired, constructed or improved; (ii) at the time of acquisition, construction or improvement of such property, and after giving effect to the Debt secured by such Lien (or, in the case of any Lien incurred within 180 days of such acquisition or completion of such construction or improvement, at the time of the incurrence of the Debt secured by such Lien), the aggregate amount remaining unpaid on all Debt secured by Liens on such property, whether or not assumed by the Parent or a Subsidiary, shall not exceed the lesser of (y) the cost of such acquisition, construction or improvement or (z) the Fair Market Value of such property (as determined in good faith by one or more officers of the Parent or such Subsidiary to whom authority to enter into the transaction has been delegated by the board of directors of the Parent or such Subsidiary); and (iii) at the time of such incurrence and after giving effect thereto, no Default or Event of Default would exist;

(h)   any Lien existing on property of a Person immediately prior to its being consolidated with or merged into the Parent or a Subsidiary or its becoming a Subsidiary, or any Lien existing on any property acquired by the Parent or any Subsidiary at the time such property is so acquired (whether or not the Debt secured thereby shall have been assumed), provided that (i) no such Lien shall have been created or assumed in contemplation of such consolidation or merger or such Person's becoming a Subsidiary or such acquisition of property, (ii) each such Lien shall extend solely to the item or items of property so acquired and, if required by the terms of the instrument originally creating such Lien, other property which is an improvement to or is acquired for specific use in connection with such acquired property, and (iii) at the time of such incurrence and after giving effect thereto, no Default or Event of Default would exist;

(i)   Liens upon real property heretofore leased or leased after the date hereof (under operating or Capital Leases) in the ordinary course of business by the Parent or any of its Subsidiaries in favor of the lessor created at the inception of the lease transaction, securing obligations of the Parent or any of its Subsidiaries under or in respect of such lease and extending to or covering only the property subject to such lease and improvements thereon;

(j)   Protective Uniform Commercial Code filings with respect to personal property leased by, or consigned to, any of the Parent or its Subsidiaries;

(k)   any extensions, renewals or replacements of any Lien permitted by the preceding paragraphs (a), (g), (h) or (i) of this Section 10.5, provided that (i) no additional property shall be encumbered by such Liens, (ii) the unpaid principal amount of the Debt or other obligations secured thereby shall not be increased on or after the date of any extension, renewal or replacement, and (iii) at such time and immediately after giving effect thereto, no Default or Event of Default shall have occurred and be continuing; and

(l)   Liens securing Priority Debt of the Parent or any Subsidiary, provided that the aggregate principal amount of any such Priority Debt shall be permitted under Section 10.6(c); provided further, however, the Parent will not, and will not permit any Subsidiary to, directly or indirectly, create, incur, assume or permit to exist any Lien securing Debt outstanding or issued under any Material Credit Facility unless and until the Notes (and the Guaranty Agreement, if applicable) shall be secured equally and ratably with such Debt pursuant to documentation reasonably acceptable to the Required Holders (including an intercreditor agreement and opinions of counsel to the Parent or any Subsidiary, as the case may be, reasonably requested by the Required Holders).

Section 10.6.   Financial Covenants.

(a)   The Parent will not permit the Adjusted Leverage Ratio, determined as of the last day of each fiscal quarter of the Parent and its Subsidiaries, to be greater than 3.50 to 1.00; *provided* that, upon written notice by the Company to the holders of Notes on or prior to the last day of the fiscal quarter in which a Material Acquisition occurs (i) stating that the Company is making an election to increase the Adjusted Leverage Ratio, (ii) certifying that the Company has made a Material Acquisition subsequent to the last day of the immediately preceding fiscal quarter and describing such Material Acquisition in reasonable detail, and (iii) confirming the increase in the interest rate applicable to the Notes specified in Section 1.2, then, as of the last day of the fiscal quarter in which a Material Acquisition occurs, and as of the last day of each of the 3 immediately succeeding fiscal quarters, such ratio may be greater than 3.50 to 1.00, but in no event greater than 4.00 to 1.00, if the Company pays the additional interest provided for in Section 1.2; *provided further*, that, the Company may only make such an election if the Adjusted Leverage Ratio did not exceed 3.50 to 1.00 as of the last day of each of the four consecutive fiscal quarters immediately preceding the Material Acquisition. The Company may only exercise its election to increase the Adjusted Leverage Ratio specified in the preceding sentence a total of three (3) times prior to the maturity date of the last outstanding Series of Notes.

(b)   The Parent will not permit the Fixed Charge Coverage Ratio, determined as of the last day of each fiscal quarter of the Parent and its Subsidiaries, to be less than 2.00 to 1.00.

(c)   The Parent will not permit Priority Debt, determined at any time, to be greater than 15% of Consolidated Tangible Assets (determined as of the last day of the Parent's most recently ended fiscal quarter at such time).

Section 10.7. Sale of Assets. Except as permitted under Section 10.2, the Parent will not, and will not permit any Subsidiary to, make any Asset Disposition unless:

(a) in the good faith opinion of the Parent, the Asset Disposition is in exchange for consideration having a Fair Market Value at least equal to that of the property exchanged and is in the best interest of the Parent or such Subsidiary;

(b) immediately after giving effect to the Asset Disposition, no Event of Default would exist; and

(c) immediately after giving effect to the Asset Disposition, the Disposition Value of all property that was the subject of any Asset Disposition occurring during the fiscal year of the Parent during which such Asset Disposition shall have occurred would not exceed 10% of Consolidated Total Assets (determined as of the end of the then most recently ended fiscal year of the Parent).

Notwithstanding the foregoing, the Parent and its Subsidiaries may make an Asset Disposition if:

(i) such Asset Disposition occurs within 365 days following the acquisition or construction of such asset by the Parent or any Subsidiary and the Parent or such Subsidiary shall concurrently with such Asset Disposition, lease such property, as lessee; or

(ii) an amount equal to the Net Proceeds received from such Asset Disposition shall be applied within 365 days after such Asset Disposition (A) to a Property Reinvestment Application or (B) to a Debt Prepayment Application;

and then, only for the purpose of determining compliance with subsection (c) of this Section 10.7 as of any date, such Asset Disposition shall be deemed not to be an Asset Disposition as of the date of such application.

Section 10.8. Limitation on Actions. The Parent will not, and will not permit any Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any such Person to (a) pay dividends or make any other distributions to any Obligor or Subsidiary on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, (b) pay any Debt or other obligation owed to any Obligor or Subsidiary, (c) make loans or advances to any Obligor or Subsidiary, (d) sell, lease or transfer any of its properties or assets to any Obligor or Subsidiary, or (e) act as a Guarantor, except (in respect of any of the matters referred to in clauses (a) - (d) above) for such encumbrances or restrictions existing under or by reason of (i) Section 10 of the Wells Fargo Credit Agreement, (ii) applicable law, (iii) any document or instrument governing secured Debt permitted hereunder, provided that any such restriction contained therein relates only to the asset or assets constructed or acquired in connection therewith, or (iv) any Lien permitted pursuant to Sections 10.5(a) to (k), inclusive, or any document or instrument governing any such Lien, provided that any such restriction contained therein relates only to the asset or assets subject to such Lien.

SECTION 11. EVENTS OF DEFAULT.

An "**Event of Default**" shall exist if any of the following conditions or events shall occur and be continuing:

(a)   the Company defaults in the payment of any principal or Make-Whole Amount, if any, on any Note when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise; or

(b)   the Company defaults in the payment of any interest on any Note for more than five Business Days after the same becomes due and payable; or

(c)   the Parent defaults in the performance of or compliance with any term contained in Section 7.1 (d) or Sections 10.2, 10.5, 10.6 or 10.7; or

(d)   the Company or any Guarantor defaults in the performance of or compliance with any term contained herein (other than those referred to in Sections 11(a), (b) and (c)) or in the Guaranty Agreement and such default is not remedied within 30 days after the earlier of (i) a Responsible Officer obtaining actual knowledge of such default and (ii) the Company receiving written notice of such default from any holder of a Note (any such written notice to be identified as a "notice of default" and to refer specifically to this Section 11 (d)); or

(e)   (i) any representation or warranty made in writing by or on behalf of the Parent or Company or by any officer of the Parent or the Company in this Agreement or any writing furnished in connection with the transactions contemplated hereby proves to have been false or incorrect in any material respect on the date as of which made, or (ii) any representation or warranty made in writing by or on behalf of any Guarantor or by any officer of such Guarantor in the Guaranty Agreement or any writing furnished in connection with the Guaranty Agreement proves to have been false or incorrect in any material respect on the date as of which made; or

(f)   (i) the Parent or any Subsidiary is in default (as principal or as guarantor or other surety) in the payment of any principal of or premium or make-whole amount or interest on any Debt that is outstanding in an aggregate principal amount of at least $50,000,000 beyond any period of grace provided with respect thereto, or (ii) the Parent or any Subsidiary is in default in the performance of or compliance with any term of any evidence of any Debt in an aggregate outstanding principal amount of at least $50,000,000 or of any mortgage, indenture or other agreement relating thereto or any other condition exists, and as a consequence of such default or condition such Debt has become, or has been declared (or one or more Persons are entitled to declare such Debt to be), due and payable before its stated maturity or before its regularly scheduled dates of payment, or (iii) as a consequence of the occurrence or continuation of any event or condition (other than the passage of time or the right of the holder of Debt to convert such Debt into equity interests), (x) the Parent or any Subsidiary has become obligated to purchase or repay Debt before its regular maturity or before its regularly scheduled dates of payment in an aggregate outstanding principal amount of at least $50,000,000, or (y) one or more Persons have the right to require the Parent or any Subsidiary so to purchase or repay such Debt; or

(g)   the Parent or any Material Subsidiary (i) is generally not paying, or admits in writing its inability to pay, its debts as they become due, (ii) files, or consents by answer or otherwise to the filing against it of, a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, reorganization, moratorium or other similar law of any jurisdiction, (iii) makes an assignment for the benefit of its creditors, (iv) consents to the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, (v) is adjudicated as insolvent or to be liquidated, or (vi) takes corporate action for the purpose of any of the foregoing; or

(h)   a court or other Governmental Authority of competent jurisdiction enters an order appointing, without consent by the Parent or any of its Material Subsidiaries, a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, or constituting an order for relief or approving a petition for relief or reorganization or any other petition in bankruptcy or for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering the dissolution, winding-up or liquidation of the Parent or any of its Material Subsidiaries, or any such petition shall be filed against the Parent or any of its Material Subsidiaries and such petition shall not be dismissed within 60 days; or

(i)   one or more final judgments or orders for the payment of money aggregating in excess of $50,000,000 (to the extent not covered by independent third party insurance as to which the insurer does not dispute coverage), including, without limitation, any such final order enforcing a binding arbitration decision, are rendered against one or more of the Parent and its Subsidiaries and which judgments are not, within 60 days after entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within 60 days after the expiration of such stay; or

(j)   if (i) any Plan shall fail to satisfy the minimum funding standards of ERISA or the Code for any plan year or part thereof or a waiver of such standards or extension of any amortization period is sought or granted under section 412 of the Code, (ii) a notice of intent to terminate any Plan shall have been or is reasonably expected to be filed with the PBGC or the PBGC shall have instituted proceedings under ERISA section 4042 to terminate or appoint a trustee to administer any Plan or the PBGC shall have notified the Company or any ERISA Affiliate that a Plan may become a subject of any such proceedings, (iii) the aggregate "amount of unfunded benefit liabilities" (within the meaning of section 4001(a)(18) of ERISA) under all Plans, determined in accordance with Title IV of ERISA, shall exceed an amount that could reasonably be expected to have a Material Adverse Effect, (iv) the Company or any ERISA Affiliate shall have incurred or is reasonably expected to incur any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, (v) the Company or any ERISA Affiliate withdraws from any Multiemployer Plan, or (vi) the Company or any Subsidiary establishes or amends any employee welfare benefit plan that provides post-employment welfare benefits in a manner that would increase the liability of the Company or any Subsidiary thereunder; and any such event or events described in clauses (i) through (vi) above, either individually or together with any other such event or events, could reasonably be expected to have a Material Adverse Effect. As used in this Section 11(j), the terms "**employee benefit plan**" and "**employee welfare benefit plan**" shall have the respective meanings assigned to such terms in section 3 of ERISA; or

(k)   the Guaranty Agreement shall cease to be in full force and effect, any Guarantor or any Person acting on behalf of any Guarantor shall contest in any manner the validity, binding nature or enforceability of the Guaranty Agreement, or the obligations of any Guarantor under the Guaranty Agreement are not or cease to be legal, valid, binding and enforceable in accordance with the terms of the Guaranty Agreement.

SECTION 12.   REMEDIES ON DEFAULT, ETC.

Section 12.1. Acceleration.

(a)   If an Event of Default with respect to the Parent or any Material Subsidiary described in Section 11 (g) or (h) (other than an Event of Default described in clause (i) of Section 11(g) or described in clause (vi) of Section 11(g) by virtue of the fact that such clause encompasses clause (i) of Section 11(g)) has occurred, all the Notes then outstanding shall automatically become immediately due and payable.

(b)   If any other Event of Default has occurred and is continuing, the Required Holders may at any time at its or their option, by notice or notices to the Company, declare all the Notes then outstanding to be immediately due and payable.

(c)   If any Event of Default described in Section 11(a) or (b) has occurred and is continuing, any holder or holders of Notes at the time outstanding affected by such Event of Default may at any time, at its or their option, by notice or notices to the Company, declare all the Notes held by it or them to be immediately due and payable.

Upon any Notes becoming due and payable under this Section 12.1, whether automatically or by declaration, such Notes will forthwith mature and the entire unpaid principal amount of such Notes, plus (x) all accrued and unpaid interest thereon (including, but not limited to, interest accrued thereon at the Default Rate) and (y) the Make-Whole Amount determined in respect of such principal amount (to the full extent permitted by applicable law), shall all be immediately due and payable, in each and every case without presentment, demand, protest or further notice, all of which are hereby waived. The Company acknowledges, and the parties hereto agree, that each holder of a Note has the right to maintain its investment in the Notes free from repayment by the Company (except as herein specifically provided for) and that the provision for payment of a Make-Whole Amount by the Company, in the event that the Notes are prepaid or are accelerated as a result of an Event of Default, is intended to provide compensation for the deprivation of such right under such circumstances.

Section 12.2. Other Remedies. If any Default or Event of Default has occurred and is continuing, and irrespective of whether any Notes have become or have been declared immediately due and payable under Section 12.1, the holder of any Note at the time outstanding may proceed to protect and enforce the rights of such holder by an action at law, suit in equity or other appropriate proceeding, whether for the specific performance of any agreement contained herein or in any Note or the Guaranty Agreement, or for an injunction against a violation of any of the terms hereof or thereof, or in aid of the exercise of any power granted hereby or thereby or by law or otherwise.

Section 12.3. Rescission. At any time after any Notes have been declared due and payable pursuant to Section 12.1(b) or (c), the Required Holders, by written notice to the Company, may rescind and annul any such declaration and its consequences if (a) the Company has paid all overdue interest on the Notes, all principal of and Make-Whole Amount, if any, on any Notes that are due and payable and are unpaid other than by reason of such declaration, and all interest on such overdue principal and Make-Whole Amount, if any, and (to the extent permitted by applicable law) any overdue interest in respect of the Notes, at the Default Rate, (b) neither the Company nor any other Person shall have paid any amounts which have become due solely by reason of such declaration, (c) all Events of Default and Defaults, other than non-payment of amounts that have become

due solely by reason of such declaration, have been cured or have been waived pursuant to Section 17, and (d) no judgment or decree has been entered for the payment of any monies due pursuant hereto or to the Notes. No rescission and annulment under this Section 12.3 will extend to or affect any subsequent Event of Default or Default or impair any right consequent thereon.

Section 12.4. **No Waivers or Election of Remedies, Expenses, Etc**. No course of dealing and no delay on the part of any holder of any Note in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice such holder's rights, powers or remedies. No right, power or remedy conferred by this Agreement, the Guaranty Agreement or any Note upon any holder thereof shall be exclusive of any other right, power or remedy referred to herein or therein or now or hereafter available at law, in equity, by statute or otherwise. Without limiting the obligations of the Company under Section 15, the Company will pay to the holder of each Note on demand such further amount as shall be sufficient to cover all costs and expenses of such holder incurred in any enforcement or collection under this Section 12, including, without limitation, reasonable attorneys' fees, expenses and disbursements.

SECTION 13.   REGISTRATION; EXCHANGE; SUBSTITUTION OF NOTES.

Section 13.1. **Registration of Notes**. The Designated Registrar shall keep at its principal executive office (or alternate location upon written notice thereof to each holder of a Note) a register for the registration and registration of transfers of Notes. The name and address of each holder of one or more Notes, each transfer thereof and the name and address of each transferee of one or more Notes shall be registered in such register. If any holder of one or more Notes is a nominee, then (a) the name and address of the beneficial owner of such Note or Notes shall also be registered in such register as an owner and holder thereof and (b) at any such beneficial owner's option, either such beneficial owner or its nominee may execute any amendment, waiver or consent pursuant to this Agreement. Prior to due presentment for registration of transfer, the Person(s) in whose name any Note(s) shall be registered shall be deemed and treated as the owner and holder thereof for all purposes hereof, and the Designated Registrar shall not be affected by any notice or knowledge to the contrary. The Designated Registrar shall give to any holder of a Note that is an Institutional Investor, promptly upon request therefor, a complete and correct copy of the names and addresses of all registered holders of Notes.

Section 13.2. **Transfer and Exchange of Notes**. Upon surrender of any Note to the Designated Registrar at the address and to the attention of the designated officer (all as specified in Section 18(iii) or in notice from the Company, as applicable) for registration of transfer or exchange (and in the case of a surrender for registration of transfer accompanied by a written instrument of transfer duly executed by the registered holder of such Note or such holder's attorney duly authorized in writing and accompanied by the relevant name, address and other information for notices of each transferee of such Note or part thereof), within 15 Business Days thereafter, the Designated Registrar shall execute and deliver, at the Company's expense (except as provided below), one or more new Notes of the same Series (as requested by the holder thereof) in exchange therefor, in an aggregate principal amount equal to the unpaid principal amount of the surrendered Note. Each such new Note shall be payable to such Person as such holder may request and shall be substantially in the form of Schedule 1(a), Schedule 1(b) or Schedule 1(c), as the case may be. Each such new Note shall be dated and bear interest from the date to which interest shall have been paid on the surrendered Note or dated the date of the surrendered Note if no interest shall have been paid thereon. The Designated Registrar may require payment of a sum sufficient to cover any stamp tax or governmental charge imposed in respect of any such transfer of Notes. Notes shall not be transferred in denominations of less than $500,000, provided that if necessary to enable the registration of transfer by a holder of its entire holding of Notes, one Note may be in a denomination of less than $500,000. Any transferee, by its acceptance of a Note registered in its name (or the name of its nominee), shall be deemed to have made the representation set forth in Section 6.2.

Section 13.3. Replacement of Notes. Upon receipt by the Designated Registrar at the address and to the attention of the designated officer (all as specified in Section 18(iii) or in notice from the Company, as applicable) of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Note (which evidence shall be, in the case of an Institutional Investor, notice from such Institutional Investor of such ownership and such loss, theft, destruction or mutilation), and

(a)   in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it (provided that if the holder of such Note is, or is a nominee for, an original Purchaser or another holder of a Note with a minimum net worth of at least $50,000,000 or a Qualified Institutional Buyer, such Person's own unsecured agreement of indemnity shall be deemed to be satisfactory), or

(b)   in the case of mutilation, upon surrender and cancellation thereof,

within 15 Business Days thereafter, the Designated Registrar, at the Company's expense, shall execute and deliver, in lieu thereof, a new Note of the same Series, dated and bearing interest from the date to which interest shall have been paid on such lost, stolen, destroyed or mutilated Note or dated the date of such lost, stolen, destroyed or mutilated Note if no interest shall have been paid thereon.

SECTION 14.   PAYMENTS ON NOTES.

Section 14.1. Place of Payment. Subject to Section 14.2, payments of principal, Make-Whole Amount, if any, and interest becoming due and payable on the Notes shall be made (i) if to the Company, in Chesapeake, Virginia at the principal office of the Company in such jurisdiction or such other location that the Company may at any time select, by notice to each holder of a Note, or (ii) if to any other Designated Paying Agent, at the location specified in a notice from the Company or such Designated Paying Agent to each holder of a Note, so long as, in each case, such place of payment shall be either at the principal office of the Designated Paying Agent in such jurisdiction (so long as such jurisdiction is in the continental United States of America) or in New York, New York.

Section 14.2.   Home Office Payment. So long as any Purchaser or its nominee shall be the holder of any Note, and notwithstanding anything contained in Section 14.1 or in such Note to the contrary, the Company will or will cause the Designated Paying Agent to pay all sums becoming due on such Note for principal, Make-Whole Amount, if any, interest and all other amounts becoming due hereunder by the method and at the address specified for such purpose below such Purchaser's name in Schedule B, or by such other method or at such other address as such Purchaser shall have from time to time specified to the Designated Paying Agent in writing for such purpose, without the presentation or surrender of such Note or the making of any notation thereon, except that upon written request of the Designated Paying Agent made concurrently with or reasonably promptly after payment or prepayment in full of any Note, such Purchaser shall surrender such Note for cancellation, reasonably promptly after any such request, to the Designated Paying Agent at its principal executive office or at the place of payment most recently designated by the Designated Paying Agent pursuant to Section 14.1. Prior to any sale or other disposition of any Note held by a Purchaser or its nominee, such Purchaser will, at its election, either endorse thereon the amount of principal paid thereon and the last date to which interest has been paid thereon or surrender such Note to the Designated Registrar in exchange for a new Note or Notes pursuant to Section 13.2. The Company will or will cause the Designated Paying Agent to afford the benefits of this Section 14.2 to any Institutional Investor that is the direct or indirect transferee of any Note purchased by a Purchaser under this Agreement and that has made the same agreement relating to such Note as the Purchasers have made in this Section 14.2.

SECTION 15.   EXPENSES, ETC.

Section 15.1. Transaction Expenses.   Whether or not the transactions contemplated hereby are consummated, the Company will pay all costs and expenses (including reasonable attorneys' fees of a special counsel and, if reasonably required by the Required Holders, local or other counsel) incurred by the Purchasers and each other holder of a Note in connection with such transactions and in connection with any amendments, waivers or consents under or in respect of this Agreement, the Guaranty Agreement or the Notes (whether or not such amendment, waiver or consent becomes effective), including, without limitation: (a) the costs and expenses incurred in enforcing or defending (or determining whether or how to enforce or defend) any rights under this Agreement, the Guaranty Agreement or the Notes or in responding to any subpoena or other legal process or informal investigative demand issued in connection with this Agreement, the Guaranty Agreement or the Notes, or by reason of being a holder of any Note, (b) the costs and expenses, including financial advisors' fees, incurred in connection with the insolvency or bankruptcy of the Parent or any Subsidiary or in connection with any work-out or restructuring of the transactions contemplated hereby and by the Notes and the Guaranty Agreement and (c) the costs and expenses incurred in connection with the initial filing of this Agreement and all related documents and financial information with the SVO *provided,* that such costs and expenses under this clause (c) shall not exceed $5,000. The Company will pay, and will save each Purchaser and each other holder of a Note harmless from, (i) all claims in respect of any fees, costs or expenses, if any, of brokers and finders (other than those, if any, retained by a Purchaser or other holder in connection with its purchase of the Notes) and (ii) any and all wire transfer fees that any bank deducts from any payment under such Note to such holder or otherwise charges to a holder of a Note with respect to a payment under such Note.

Section 15.2. Survival. The obligations of the Company under this Section 15 will survive the payment or transfer of any Note, the enforcement, amendment or waiver of any provision of this Agreement, the Guaranty Agreement or the Notes, and the termination of this Agreement.

SECTION 16.   SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ENTIRE AGREEMENT.

All representations and warranties contained herein shall survive the execution and delivery of this Agreement and the Notes, the purchase or transfer by any Purchaser of any Note or portion thereof or interest therein and the payment of any Note, and may be relied upon by any subsequent holder of a Note, regardless of any investigation made at any time by or on behalf of such Purchaser or any other holder of a Note. All statements contained in any certificate or other instrument delivered by or on behalf of the Parent or the Company pursuant to this Agreement shall be deemed representations and warranties of the Parent or the Company, as the case may be, under this Agreement. Subject to the preceding sentence, this Agreement, the Notes and the Guaranty Agreement embody the entire agreement and understanding between each Purchaser and the Company and supersede all prior agreements and understandings relating to the subject matter hereof.

SECTION 17.   AMENDMENT AND WAIVER.

Section 17.1. Requirements. This Agreement and the Notes may be amended, and the observance of any term hereof or of the Notes may be waived (either retroactively or prospectively), only with the written consent of the Parent, the Company and the Required Holders, except that:

(a)   no amendment or waiver of any of Sections 1, 2, 3, 4, 5, 6 or 21 hereof, or any defined term (as it is used therein), will be effective as to any Purchaser unless consented to by such Purchaser in writing;

(b)   no amendment or waiver may, without the written consent of each Purchaser and the holder of each Note at the time outstanding, (i) subject to Section 12 relating to acceleration or rescission, change the amount or time of any prepayment or payment of principal of, or reduce the rate or change the time of payment or method of computation of (x) interest on the Notes or (y) the Make-Whole Amount, (ii) change the percentage of the principal amount of the Notes the holders of which are required to consent to any amendment or waiver, or (iii) amend any of Sections 8 (except as set forth in the second sentence of Section 8.2 and Section 17.1(c)), 11(a), 11(b), 12, 17 or 20; and

(c)   Section 8.5 may be amended or waived to permit offers to purchase made by the Company or an Affiliate pro rata to the holders of all Notes at the time outstanding upon the same terms and conditions only with the written consent of the Company and the Super-Majority Holders.

Section 17.2.   Solicitation of Holders of Notes.

(a)   *Solicitation.* The Parent and the Company will provide each holder of a Note with sufficient information, sufficiently far in advance of the date a decision is required, to enable such holder to make an informed and considered decision with respect to any proposed amendment, waiver or consent in respect of any of the provisions hereof or of the Notes or the Guaranty Agreement. The Company will deliver executed or true and correct copies of each amendment, waiver or consent effected pursuant to this Section 17 or the Guaranty Agreement to each holder of a Note promptly following the date on which it is executed and delivered by, or receives the consent or approval of, the requisite holders of Notes.

(b)   *Payment.* Neither the Parent nor the Company will directly or indirectly pay or cause to be paid any remuneration, whether by way of supplemental or additional interest, fee or otherwise, or grant any security or provide other credit support, to any holder of a Note as consideration for or as an inducement to the entering into by such holder of any waiver or amendment of any of the terms and provisions hereof or of the Guaranty Agreement or any Note unless such remuneration is concurrently paid, or security is concurrently granted or other credit support concurrently provided, on the same terms, ratably to each holder of a Note even if such holder did not consent to such waiver or amendment.

(c)   *Consent in Contemplation of Transfer*. Any consent given pursuant to this Section 17 or the Guaranty Agreement which contains or is in contemplation of a current or future offer of prepayment or repurchase, or any consent given by a holder of a Note that has transferred or has agreed to transfer its Note to the Company, any Subsidiary of the Company, any Affiliate of the Company or any other Person acting in concert with the Company or any of its Subsidiaries or Affiliates (either pursuant to a waiver under Section 17.1 (c) or subsequent to Section 8.5 having been amended pursuant to Section 17.1(c)) in connection with such consent shall be void and of no force or effect except solely as to such holder, and any amendments effected or waivers granted or to be effected or granted that would not have been or would not be so effected or granted but for such consent (and the consents of all other holders of Notes that were acquired under the same or similar conditions) shall be void and of no force or effect except solely as to such holder.

Section 17.3.   Binding Effect, etc. Any amendment or waiver consented to as provided in this Section 17 or the Guaranty Agreement applies equally to all holders of Notes and is binding upon them and upon each future holder of any Note and upon the Company without regard to whether such Note has been marked to indicate such amendment or waiver. No such amendment or waiver will extend to or affect any obligation, covenant, agreement, Default or Event of Default not expressly amended or waived or impair any right consequent thereon. No course of dealing between the Company and any holder of a Note and no delay in exercising any rights hereunder or under any Note or the Guaranty Agreement shall operate as a waiver of any rights of any holder of such Note.

Section 17.4.   Notes Held by Company, etc. Solely for the purpose of determining whether the holders of the requisite percentage of the aggregate principal amount of Notes then outstanding approved or consented to any amendment, waiver or consent to be given under this Agreement, the Guaranty Agreement or the Notes, or have directed the taking of any action provided herein or in the Guaranty Agreement or the Notes to be taken upon the direction of the holders of a specified percentage of the aggregate principal amount of Notes then outstanding, Notes directly or indirectly owned by the Parent, the Company or any of their respective Affiliates shall be deemed not to be outstanding.

SECTION 18.   NOTICES.

Except to the extent otherwise provided in Section 7.4, all notices and communications provided for hereunder shall be in writing and sent by (a) telecopy if the sender on the same day sends a confirming copy of such notice by an internationally recognized overnight delivery service (charges prepaid), or (b) registered or certified mail with return receipt requested (postage prepaid), or (c) an internationally recognized overnight delivery service (with charges prepaid). Any such notice must be sent:

(i)   if to any Purchaser or its nominee, to such Purchaser or nominee at the address specified for such communications in Schedule B, or at such other address as such Purchaser or nominee shall have specified to the Company in writing,

(ii)   if to any other holder of any Note, to such holder at such address as such other holder shall have specified to the Company in writing, or

(iii)   if to the Parent or the Company, to the Parent or the Company at the address set forth at the beginning hereof to the attention of Chief Legal Officer, Secretary and VP - Treasurer, or at such other address as the Company shall have specified to the holder of each Note in writing.

Notices under this Section 18 will be deemed given only when actually received.

SECTION 19.   REPRODUCTION OF DOCUMENTS.

This Agreement and all documents relating thereto, including, without limitation, (a) consents, waivers and modifications that may hereafter be executed, (b) documents received by any Purchaser at the Closing (except the Notes themselves), and (c) financial statements, certificates and other information previously or hereafter furnished to any Purchaser, may be reproduced by such Purchaser by any photographic, photostatic, electronic, digital, or other similar process and such Purchaser may destroy any original document so reproduced. The Parent and the Company agree and stipulate that, to the extent permitted by applicable law, any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by such Purchaser in the regular course of business) and any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence. This Section 19 shall not prohibit the Parent, the Company or any other holder of Notes from contesting any such reproduction to the same extent that it could contest the original, or from introducing evidence to demonstrate the inaccuracy of any such reproduction.

SECTION 20.   CONFIDENTIAL INFORMATION.

For the purposes of this Section 20, "**Confidential Information**" means information delivered to any Purchaser by or on behalf of the Parent or any Subsidiary in connection with the transactions contemplated by or otherwise pursuant to this Agreement that is proprietary in nature and that was clearly marked or labeled or otherwise adequately identified when received by such Purchaser as being confidential information of the Parent or such Subsidiary, provided that such term does not include information that (a) was publicly known or otherwise known to such Purchaser prior to the time of such disclosure, (b) subsequently becomes publicly known through no act or omission by such Purchaser or any Person acting on such Purchaser's behalf, (c) otherwise becomes known to such Purchaser other than through disclosure by the Parent or any Subsidiary or (d) constitutes financial statements delivered to such Purchaser under Section 7.1 that are otherwise publicly available. Each Purchaser will maintain the confidentiality of such Confidential Information in accordance with procedures adopted by such Purchaser in good faith to protect confidential information of third parties delivered to such Purchaser, provided that such Purchaser may deliver or disclose Confidential Information to (i) its directors, officers, employees, agents, attorneys, trustees and affiliates (to the extent such disclosure reasonably relates to the administration of the investment represented by its Notes), (ii) its auditors, financial advisors and other professional advisors who agree to hold confidential the Confidential Information substantially in accordance with this Section 20, (iii) any other holder of any Note, (iv) any Institutional Investor to which it sells or offers to sell such Note or any part thereof or any participation therein (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by this Section 20), (v) any Person from which it offers to purchase any Security of the Parent or the Company (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by this Section 20), (vi) any federal or state regulatory authority having jurisdiction over such Purchaser, (vii) the NAIC or the SVO or, in each case, any similar organization, or any nationally recognized rating agency that requires access to information about such Purchaser's investment portfolio, or (viii) any other Person to which such delivery or disclosure may be necessary or appropriate (w) to effect compliance with any law, rule, regulation or order applicable to such Purchaser, (x) in response to any subpoena or other legal process, (y) in connection with any litigation to which such Purchaser is a party or (z) if an Event of Default has occurred and is continuing, to the extent such Purchaser may reasonably determine such delivery and disclosure to be necessary or appropriate in the enforcement or for the protection of the rights and remedies under such Purchaser's Notes, this Agreement or the Guaranty Agreement. Each holder of a Note, by its acceptance of a Note, will be deemed to have agreed to be bound by and to be entitled to the benefits of this Section 20 as though it were a party to this Agreement. On reasonable request by the Parent or the Company in connection with the delivery to any holder of a Note of information required to be delivered to such holder under this Agreement or requested by such holder (other than a holder that is a party to this Agreement or its nominee), such holder will enter into an agreement with the Parent and the Company embodying this Section 20.

In the event that as a condition to receiving access to information relating to the Parent or its Subsidiaries in connection with the transactions contemplated by or otherwise pursuant to this Agreement, any Purchaser or holder of a Note is required to agree to a confidentiality undertaking (whether through IntraLinks, another secure website, a secure virtual workspace or otherwise) which is different from this Section 20, this Section 20 shall not be amended thereby and, as between such Purchaser or such holder, the Parent and the Company, this Section 20 shall supersede any such other confidentiality undertaking.

SECTION 21. SUBSTITUTION OF PURCHASER.

Each Purchaser shall have the right to substitute any one of its Affiliates or another Purchaser or any one of such other Purchaser's Affiliates (a "**Substitute Purchaser**") as the purchaser of the Notes that it has agreed to purchase hereunder, by written notice to the Company, which notice shall be signed by both such Purchaser and such Substitute Purchaser, shall contain such Substitute Purchaser's agreement to be bound by this Agreement and shall contain a confirmation by such Substitute Purchaser of the accuracy with respect to it of the representations set forth in Section 6. Upon receipt of such notice, any reference to such Purchaser in this Agreement (other than in this Section 21), shall be deemed to refer to such Substitute Purchaser in lieu of such original Purchaser. In the event that such Substitute Purchaser is so substituted as a Purchaser hereunder and such Substitute Purchaser thereafter transfers to such original Purchaser all of the Notes then held by such Substitute Purchaser, upon receipt by the Company of notice of such transfer, any reference to such Substitute Purchaser as a "Purchaser" in this Agreement (other than in this Section 21), shall no longer be deemed to refer to such Substitute Purchaser, but shall refer to such original Purchaser, and such original Purchaser shall again have all the rights of an original holder of the Notes under this Agreement.

SECTION 22. MISCELLANEOUS.

Section 22.1. Successors and Assigns. All covenants and other agreements contained in this Agreement by or on behalf of any of the parties hereto bind and inure to the benefit of their respective successors and assigns (including, without limitation, any subsequent holder of a Note) whether so expressed or not.

Section 22.2. Accounting Terms. All accounting terms used herein which are not expressly defined in this Agreement have the meanings respectively given to them in accordance with GAAP. Except as otherwise specifically provided herein, (i) all computations made pursuant to this Agreement shall be made in accordance with GAAP, and (ii) all financial statements shall be prepared in accordance with GAAP. For purposes of determining compliance with this Agreement (including, without limitation, Section 9, Section 10 and the definition of "Debt"), any election by the Parent to measure any financial liability using fair value (as permitted by Financial Accounting Standards Board Accounting Standards Codification Topic No. 825-10-25 – *Fair Value Option,* International Accounting Standard 39 – *Financial Instruments: Recognition and Measurement* or any similar accounting standard) shall be disregarded and such determination shall be made as if such election had not been made.

If at any time any change in GAAP would affect the computation of any financial ratio or requirement set forth in this Agreement and either the Company or the Required Holders shall so request, the Parent, the Company and the Required Holders shall, at no cost to the Parent or the Company (other than payment obligations arising pursuant to Section 15.1), negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in GAAP; provided that, until so amended (1) such ratio or requirement shall continue to be computed in accordance with GAAP prior to such change therein and (ii) the Parent shall provide to the holders financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in GAAP.

Section 22.3. Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

Section 22.4. Construction, etc. Each covenant contained herein shall be construed (absent express provision to the contrary) as being independent of each other covenant contained herein, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant. Where any provision herein refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person.

Section 22.5. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.

Section 22.6. Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of New York excluding choice‑of‑law principles of the law of such State that would permit the application of the laws of a jurisdiction other than such State.

Section 22.7. Jurisdiction and Process; Waiver of Jury Trial. (a) The Parent and the Company irrevocably submit to the non-exclusive jurisdiction of any New York State or federal court sitting in the Borough of Manhattan, The City of New York, over any suit, action or proceeding arising out of or relating to this Agreement or the Notes. To the fullest extent permitted by applicable law, the Parent and the Company irrevocably waive and agree not to assert, by way of motion, as a defense or otherwise, any claim that they are not subject to the jurisdiction of any such court, any objection that they may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

(b)   Nothing in this Section 22.7 shall affect the right of any holder of a Note to serve process in any manner permitted by law, or limit any right that the holders of any of the Notes may have to bring proceedings against either the Parent or the Company in the courts of any appropriate jurisdiction or to enforce in any lawful manner a judgment obtained in one jurisdiction in any other jurisdiction.

(c)   The parties hereto hereby waive trial by jury in any action brought on or with respect to this Agreement, the Notes or any other document executed in connection herewith or therewith.

If you are in agreement with the foregoing, please sign the form of agreement on a counterpart of this Agreement and return it to the Company, whereupon this Agreement shall become a binding agreement among you, the Parent and the Company.

Very truly yours,

DOLLAR TREE STORES, INC.

By: /s/ Kevin S. Wampler
Name: Kevin S. Wampler
Title: Chief Financial Officer

DOLLAR TREE, INC.

By: /s/ Bob Sasser
Name: Bob Sasser
Title: Chief Executive Officer

This Agreement is hereby
accepted and agreed to as
of the date hereof.

AMERICAN GENERAL LIFE INSURANCE COMPANY
COMMERCE AND INDUSTRY INSURANCE COMPANY
THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
UNITED GUARANTY RESIDENTIAL INSURANCE COMPANY
LEXINGTON INSURANCE COMPANY
By: AIG Asset Management (U.S.) LLC, Investment Adviser

        By:/s/ David C. Patch
        Name: David Patch
        Title: Vice President

TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA

By:/s/ Joseph R. Cantey, Jr.
Name: Joseph R. Cantey, Jr.
Title: Director

ING LIFE INSURANCE AND ANNUITY COMPANY
ING USA ANNUITY AND LIFE INSURANCE COMPANY
RELIASTAR LIFE INSURANCE COMPANY
SECURITY LIFE OF DENVER INSURANCE COMPANY
By: ING Investment Management LLC, as Agent

     By:/s/ Paul Aronson
     Name: Paul Aronson
     Title: Senior Vice President

**PRUDENTIAL RETIREMENT INSURANCE AND
ANNUITY COMPANY**

By: Prudential Investment Management, Inc.,
       as investment manager

       By:/s/ Jay S. White
       Name: Jay S. White
       Title: Senior Vice President

FARMERS INSURANCE EXCHANGE

By: Prudential Private Placement Investors,
       L.P. (as Investment Advisor)
       By: Prudential Private Placement Investors, Inc.
             (as its General Partner)

       By:/s/ Jay S. White
       Name: Jay S. White
       Title: Senior Vice President

THE PENN INSURANCE AND ANNUITY COMPANY

By: Prudential Private Placement Investors,
       L.P. (as Investment Advisor)
       By: Prudential Private Placement Investors, Inc.
              (as its General Partner)

       By:/s/ Jay S. White
       Name: Jay S. White
       Title: Senior Vice President

MID CENTURY INSURANCE COMPANY

By: Prudential Private Placement Investors,
       L.P. (as Investment Advisor)
       By: Prudential Private Placement Investors, Inc.
              (as its General Partner)
       By:/s/ Jay S. White
       Name: Jay S. White
       Title: Senior Vice President

ZURICH AMERICAN INSURANCE COMPANY

By: Prudential Private Placement Investors,
        L.P. (as Investment Advisor)

By: Prudential Private Placement Investors, Inc.
        (as its General Partner)

        By:/s/ Jay S. White
        Name: Jay S. White
        Title: Senior Vice President

BCBSM, INC. DBA BLUE CROSS AND BLUE SHIELD OF MINNESOTA

By: Prudential Private Placement Investors,
        L.P. (as Investment Advisor)

By: Prudential Private Placement Investors, Inc.
        (as its General Partner)

        By:/s/ Jay S. White
        Name: Jay S. White
        Title: Senior Vice President

PRUCO LIFE INSURANCE COMPANY

By:/s/ Jay S. White
Name: Jay S. White
Title: Assistant Vice President

**THE PRUDENTIAL LIFE INSURANCE
   COMPANY, LTD.**

By: Prudential Investment Management (Japan),
        Inc., as Investment Manager

By: Prudential Investment Management, Inc.,
        as Sub-Adviser

        By:/s/ Jay S. White_____
        Name: Jay S. White
        Title: Senior Vice President

PAR U HARTFORD LIFE & ANNUITY COMFORT TRUST
By: Prudential Arizona Reinsurance Universal Company,
        as Grantor
        By: Prudential Investment Management, Inc.,
                as Investment Manager

                By:/s/ Jay S. White_____
                Name: Jay S. White
                Title: Senior Vice President

FARMERS NEW WORLD LIFE INSURANCE COMPANY
By: Prudential Private Placement Investors,
        L.P. (as Investment Advisor)
        By: Prudential Private Placement Investors, Inc.
                (as its General Partner)

        By:/s/ Jay S. White_____
        Name: Jay S. White
        Title: Senior Vice President

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

By: Delaware Investment Advisers, a series of
        Delaware Management Business Trust,
        Attorney in Fact

        By:/s/ Alex Alston
        Name: Alex Alston
        Title: Vice President

MIDLAND NATIONAL LIFE INSURANCE COMPANY
By: Guggenheim Partners Investment Management, LLC

By:/s/ Anne B. Walsh
Name: Anne B. Walsh
Title: Senior Managing Director

SECURITY BENEFIT LIFE INSURANCE COMPANY
By: Guggenheim Partners Investment Management, LLC,
       As Sub-Advisor

By:/s/ Anne B. Walsh
Name: Anne B. Walsh
Title: Senior Managing Director

NORTH AMERICAN COMPANY FOR LIFE AND HEALTH INSURANCE
By: Guggenheim Partners Investment Management, LLC

By:/s/ Anne B. Walsh
Name: Anne B. Walsh
Title: Senior Managing Director

EQUITRUST LIFE INSURANCE COMPANY
By: Guggenheim Partners Investment Management, LLC

By:/s/ Anne B. Walsh
Name: Anne B. Walsh
Title: Senior Managing Director

GUGGENHEIM LIFE AND ANNUITY COMPANY
By: Guggenheim Partners Investment Management, LLC,
       As Advisor

By:/s/ Anne B. Walsh
Name: Anne B. Walsh
Title: Senior Managing Director

HERITAGE LIFE INSURANCE COMPANY
By: Guggenheim Partners Investment Management, LLC,
        as Manager

By:/s/ Anne B. Walsh
Name: Anne B. Walsh
Title: Senior Managing Director

HORACE MANN LIFE INSURANCE COMPANY
By: Guggenheim Partners Investment Management, LLC

By:/s/ Anne B. Walsh
Name: Anne B. Walsh
Title: Senior Managing Director

HORACE MANN LIFE INSURANCE COMPANY
By: Guggenheim Partners Investment Management, LLC,
        as Advisor

By:/s/ Anne B. Walsh
Name: Anne B. Walsh
Title: Senior Managing Director

**FIRST SECURITY BENEFIT LIFE AND ANNUITY
COMPANY OF NEW YORK**
By: Guggenheim Partners Investment Management, LLC,
        as Advisor

By:/s/ Anne B. Walsh
Name: Anne B. Walsh
Title: Senior Managing Director

WILTON REASSURANCE LIFE COMPANY OF NEW YORK
By: Guggenheim Partners Investment Management, LLC

By:/s/ Anne B. Walsh
Name: Anne B. Walsh
Title: Senior Managing Director

METLIFE INSURANCE COMPANY OF CONNECTICUT
by Metropolitan Life Insurance Company, its Investment Manager

GENERAL AMERICAN LIFE INSURANCE COMPANY
by Metropolitan Life Insurance Company, its Investment Manager

By:/s/ Judith A. Gulotta
Name: Judith A. Gulotta
Title: Managing Director

METLIFE ALICO LIFE INSURANCE K.K.
by MetLife Investment Management, LLC, Its Investment Manager

By:/s/ Judith A. Guolotta
Name: Judith A. Guolotta
Title: Managing Director

EMPLOYERS REASSURANCE CORPORATION
By MetLife Investment Management, LLC, Its Investment Adviser

By:/s/ Judith A. Guolotta
Name: Judith A. Guolotta
Title: Managing Director

**THE NORTHWESTERN MUTUAL LIFE INSURANCE
  COMPANY
NORTHWESTERN LONG TERM CARE INSURANCE
  COMPANY**

By:/s/ Mark E. Kishler_____
Name: Mark E. Kishler
Its: Authorized Representative

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By: Babson Capital Management LLC
        as Investment Adviser

        By:/s/ Thomas P. Shea
        Name: Thomas P. Shea
        Title: Managing Director

AVIVA LIFE AND ANNUITY COMPANY
ROYAL NEIGHBORS OF AMERICA
By: Aviva Investors North America, Inc.,
        Its authorized attorney-in-fact

By:/s/ Rachel S. Stauffer
Name: Rachel S. Stauffer
Title: V.P., Sr. Portfolio Manager - Private Fixed Income

TRANSAMERICA LIFE (BERMUDA) LTD
By: AEGON USA Investment Management, LLC,
        its investment manager

By:/s/ Christopher D. Pahlke
Name: Christopher D. Pahlke
Title: Vice President

MONUMENTAL LIFE INSURANCE COMPANY
By: AEGON USA Investment Management, LLC,
        its investment manager

By:/s/ Christopher D. Pahlke
Name: Christopher D. Pahlke
Title: Vice President

TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY
By: AEGON USA Investment Management, LLC,
        its investment manager

By:/s/ Christopher D. Pahlke
Name: Christopher D. Pahlke
Title: Vice President

UNUM LIFE INSURANCE COMPANY OF AMERICA
By: Provident Investment Management, LLC, its Agent

By:/s/ Ben Vance_____
Name: Ben Vance
Title: Managing Director

PROVIDENT LIFE AND ACCIDENT INSURANCE COMPANY
By: Provident Investment Management, LLC, its Agent

By:/s/ Ben Vance_____
Name: Ben Vance
Title: Managing Director

**THE GUARDIAN LIFE INSURANCE COMPANY
OF AMERICA**

By:/s/ Gwendolyn S. Foster
Name: Gwendolyn S. Foster
Title: Senior Director

**THE GUARDIAN INSURANCE & ANNUITY
COMPANY, INC.**

By:/s/ Gwendolyn S. Foster
Name: Gwendolyn S. Foster
Title: Senior Director

PACIFIC LIFE INSURANCE COMPANY

By:/s/ Matthew A. Levene
Name: Matthew A. Levene
Title: Assistant Vice President

By:/s/ Cathy Schwartz
Name: Cathy Schwartz
Title: Assistant Secretary

PACIFIC LIFE & ANNUITY COMPANY

By:/s/ Diane W. Dales
Name: Diane W. Dales
Title: Assistant Vice President

By:/s/ Cathy Schwartz
Name: Cathy Schwartz
Title: Assistant Secretary

JACKSON NATIONAL LIFE INSURANCE COMPANY
By: PPM America, Inc., as attorney in fact, on behalf of
         Jackson National Life Insurance Company

        By:/s/ Luke S. Stifflear
        Name: Luke S. Stifflear
        Title: Sr. Managing Director

THRIVENT FINANCIAL FOR LUTHERANS

By: /s/ Michael Groneberg
Name: Michael Groneberg
Title: Senior Research Analyst

GENWORTH LIFE INSURANCE COMPANY

By:/s/ Michael W. Shepherd
Name: Michael Shepherd
Title: Investment Officer

**GENWORTH LIFE INSURANCE COMPANY
OF NEW YORK**

By:/s/ Michael W. Shepherd
Name: Michael Shepherd
Title: Investment Officer

AXA EQUITABLE LIFE INSURANCE COMPANY

By:/s/ Amy Judd_____
Name: Amy Judd
Title: Investment Officer

HORIZON BLUE CROSS BLUE SHIELD OF NEW JERSEY

By: AllianceBernstein LP, its Investment Advisor

By:/s/ Amy Judd_____
Name: Amy Judd
Title: Senior Vice President

GERBER LIFE INSURANCE COMPANY

By:/s/ Amy Judd
Name: Amy Judd
Title: Senior Vice President

HARTFORD ACCIDENT AND INDEMNITY COMPANY
HARTFORD FIRE INSURANCE COMPANY
By: Hartford Investment Management Company
         Their Agent and Attorney-in-Fact

         By:/s/ Kenneth Day
         Name: Kenneth Day
         Title: Vice President

THE WALT DISNEY COMPANY RETIREMENT
PLAN MASTER TRUST
By: Hartford Investment Management Company
         Its Investment Manager

         By:/s/ Kenneth Day
         Name: Kenneth Day
         Title: Vice President

AMERICAN FIDELITY ASSURANCE COMPANY
MTL INSURANCE COMPANY
UNITEDHEALTHCARE INSURANCE COMPANY
DEARBORN NATIONAL LIFE INSURANCE COMPANY
CATHOLIC UNITED FINANCIAL

By: Advantus Capital Management, Inc.

By:/s/ Theodore R. Hoxmeier
Name: Theodore R. Hoxmeier
Title: Vice President

MODERN WOODMEN OF AMERICA

By:/s/ Michael E. Dau
Name: Michael E. Dau
Title: Treasurer & Investment Manager

STATE OF WISCONSIN INVESTMENT BOARD

By:/s/ Christopher P. Prestigiacomo
Name: Christopher P. Prestigiacomo
Title: Portfolio Manager

AMERITAS LIFE INSURANCE CORP.
AMERITAS LIFE INSURANCE CORP. OF NEW YORK
ACACIA LIFE INSURANCE COMPANY
THE UNION CENTRAL LIFE INSURANCE COMPANY

By: Ameritas Investment Partners, as Agent

        By:/s/ James Mikus
        Name: James Mikus
        Title: President and CEO

NATIONAL LIFE INSURANCE COMPANY

By:/s/ R. Scott Higgins
Name: R. Scott Higgins
Title: Senior Vice President
       Sentinel Asset Management

THE OHIO NATIONAL LIFE INSURANCE COMPANY

By:/s/ Annette M. Teders
Name: Annette M. Teders
Title: Vice President

OHIO NATIONAL LIFE ASSURANCE CORPORATION

By:/s/ Annette M. Teders
Name: Annette M. Teders
Title: Vice President

THE PHOENIX INSURANCE COMPANY

By:/s/ Annette M. Masterson

Name: Annette M. Masterson

Title: Vice President

**SENIOR HEALTH INSURANCE COMPANY
OF PENNSYLVANIA**
By: Conning, Inc., as Investment Manager

By:/s/ Samuel Otchere_____
Name: Samuel Otchere
Title: Director

PRIMERICA LIFE INSURANCE COMPANY
By: Conning, Inc., as Investment Manager

By:/s/ Samuel Otchere_____
Name: Samuel Otchere
Title: Director

PHARMACISTS MUTUAL INSURANCE COMPANY
THE PHARMACISTS LIFE INSURANCE COMPANY
SIGNAL MUTUAL INDEMNITY ASSOCIATION LTD.
NATIONAL MUTUAL BENEFIT

By: Prime Advisors, Inc., its Attorney-in-Fact

By:/s/ Scott Bell_____
Name: Scott Sell
Title: Vice President

ASSURITY LIFE INSURANCE COMPANY

By:/s/ Victor Weber
Name: Victor Weber
Title: Senior Director - Investments

SCHEDULE A

DEFINED TERMS

As used herein, the following terms have the respective meanings set forth below or set forth in the Section hereof following such term:

"**Adjusted Leverage Ratio**" shall mean, with respect to the Parent and its Subsidiaries on a consolidated basis for the twelve month period ending on the last day of any fiscal quarter, the ratio of (a) the sum of (i) Total Debt calculated on the last day of such period plus (ii) Consolidated Rental Expense for such period multiplied by six (6) to (b) Consolidated EBITDAR for such period.

"**Affiliate**" means, at any time, and with respect to any Person, any other Person that at such time directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with, such first Person, and, with respect to the Company, shall include any Person beneficially owning or holding, directly or indirectly, 10% or more of any class of voting or equity interests of the Company or any Subsidiary or any Person of which the Company and its Subsidiaries beneficially own or hold, in the aggregate, directly or indirectly, 10% or more of any class of voting or equity interests. As used in this definition, "**Control**" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. Unless the context otherwise clearly requires, any reference to an "Affiliate" is a reference to an Affiliate of the Company.

"**Agreement**" means this Agreement, including all Schedules attached to this Agreement, as it may be amended, restated, supplemented or otherwise modified from time to time.

"**Anti-Corruption Laws**" is defined in Section 5.16(d)(1).

"**Anti-Money Laundering Laws**" is defined in Section 5.16(c).

"**Asset Disposition**" means any Transfer except:

(a)   any

     (i)   Transfer from a Subsidiary to the Company or a Wholly-Owned Subsidiary;

     (ii)   Transfer from the Company to a Wholly-Owned Subsidiary; and

     (iii)   Transfer from the Company or a Wholly-Owned Subsidiary to a Subsidiary that is not a Wholly-Owned Subsidiary or from such a Subsidiary to another such Subsidiary, which in either case is for Fair Market Value;

so long as immediately before and immediately after the consummation of any such Transfer and after giving effect thereto, no Event of Default exists; and

(b) any Transfer made in the ordinary course of business and involving only property that is either (i) inventory held for sale or (ii) equipment, fixtures, supplies or materials that are obsolete.

"**Blocked Person**" is defined in Section 5.16(a).

"**Business Day**" means any day other than a Saturday, a Sunday or a day on which commercial banks in New York City are required or authorized to be closed.

"**Capital Lease**" means, at any time, a lease with respect to which the lessee is required concurrently to recognize the acquisition of an asset and the incurrence of a liability in accordance with GAAP.

"**Capital Stock**" means, as to any Person, any class of capital stock, share capital or similar equity interest of such Person and any and all warrants or options to purchase any of the foregoing.

"**Change of Control**" means (a) any Person or two or more Persons acting in concert shall have acquired "beneficial ownership," directly or indirectly, of, or shall have acquired by contract or otherwise, or shall have entered into a contract or arrangement that, upon consummation, will result in its or their acquisition of, control over, Voting Stock of the Parent (or other Securities convertible into such Voting Stock) representing a majority of the combined voting power of all Voting Stock of the Parent, (b) during any period of up to 25 consecutive months, commencing after the Closing, individuals who at the beginning of such 25 month period were directors of the Parent (together with any new director whose election by the Parent's Board of Directors or whose nomination for election by the Parent's shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors of the Parent then in office or (c) the Parent shall fail to own all of the Capital Stock of the Company and Subsidiaries that are Guarantors. As used herein, "beneficial ownership" shall have the meaning provided in Rule 13d-3 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

"**Change of Control Prepayment Date**" is defined in Section 8.8(b).

"**CISADA**" is defined in Section 5.16(a).

"**Closing**" is defined in Section 3.

"**Code**" means the Internal Revenue Code of 1986, as amended from time to time, and the rules and regulations promulgated thereunder from time to time.

"**Company**" is defined in the introductory paragraph.

"**Confidential Information**" is defined in Section 20.

"**Consolidated EBITDA**" shall mean, for any period, the sum of (i) Consolidated Net Income for such period, plus (ii) an amount which, in the determination of Consolidated Net Income for such period, has been deducted for (A) Consolidated Interest Expense, (B) total federal, state, local and foreign income taxes and (C) depreciation, amortization expense and other non-cash charges, minus (iii) extraordinary gains of the Parent and its Subsidiaries for such period. Except as otherwise provided herein, the applicable period shall be for the four consecutive quarters ending as of the date of computation.

"**Consolidated EBITDAR**" shall mean, for any period, the sum of (a) Consolidated EBITDA for such period plus (b) Consolidated Rental Expense for such period.

"**Consolidated Fixed Charges**" shall mean, for any period, the sum of (i) Consolidated Interest Expense for such period plus (ii) Consolidated Rental Expense for such period of the Parent and its Subsidiaries on a consolidated basis determined in accordance with GAAP, applied on a consistent basis. The applicable period shall be for the four consecutive quarters ending as of the date of computation.

"**Consolidated Interest Expense**" shall mean, for any period, all interest expense (net of interest income) of the Parent and its Subsidiaries, including the interest component under Capital Leases, as determined in accordance with GAAP. Except as otherwise provided herein, the applicable period shall be for the four consecutive quarters ending as of the date of computation.

"**Consolidated Net Income**" shall mean, for any period, net income (excluding extraordinary items) after taxes for such period of the Parent and its Subsidiaries on a consolidated basis, as determined in accordance with GAAP. Except as otherwise provided herein, the applicable period shall be for the four consecutive quarters ending as of the date of computation.

"**Consolidated Rental Expense**" shall mean, for any applicable period of computation, the sum of all real property rental expense of the Parent and its Subsidiaries on a consolidated basis for such period, determined in accordance with GAAP.

"**Consolidated Tangible Assets**" means the net book value of all assets of the Parent and its Subsidiaries (after deducting any reserves applicable thereto), determined on a consolidated basis, minus all assets which would be treated as intangible under GAAP, including, without limitation, good will, trademarks, trade names, service marks, brand names, copyrights, patents and unamortized debt discount and expense, organizational expenses and deferred assets (other than prepaid taxes and other expenses).

"**Consolidated Total Assets**" means, as of any date of determination, the total amount of all assets of the Parent and its Subsidiaries, determined on a consolidated basis in accordance with GAAP.

"**Controlled Entity**" means (i) any of the Subsidiaries of the Parent and any of their or the Parent's respective Controlled Affiliates and (ii) the Parent and its Controlled Affiliates. As used in this definition, "**Control**" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"**Debt**" shall mean, with respect to any Person, without duplication,

(a)   all obligations of such Person for borrowed money,

(b)   all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, or upon which interest payments are customarily made,

(c)   all obligations of such Person under conditional sale or other title retention agreements relating to assets purchased by such Person (other than customary reservations or retentions of title under agreements with suppliers entered into in the ordinary course of business),

(d)   all obligations of such Person issued or assumed as the deferred purchase price of assets or services purchased by such Person (other than trade debt incurred in the ordinary course of business and due within six months of the incurrence thereof) which would appear as liabilities on a balance sheet of such Person,

(e)   the principal portion of all obligations of such Person under Capital Leases,

(f)   the maximum amount of all standby letters of credit issued or bankers' acceptances facilities created for the account of such Person and, without duplication, all drafts drawn thereunder (to the extent unreimbursed),

(g)   all preferred Capital Stock issued by such Person and which by the terms thereof could be (at the request of the holders thereof or otherwise) subject to mandatory sinking fund payments, redemption or other acceleration,

(h)   the principal balance outstanding under any synthetic lease, tax retention operating lease, accounts receivable securitization program, off-balance sheet loan or similar off-balance sheet financing product,

(i)   all Debt of others of the type referred to in clauses (a) through (h) above secured by (or for which the holder of such Debt has an existing right, contingent or otherwise, to be secured by) any Lien on, or payable out of the proceeds of production from, property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed,

(j)   all Guaranty Obligations of such Person with respect to Debt of the type referred to in clauses (a) through (h) above of another Person and

(k)   debt of the type referred to in clauses (a) through (h) above of any partnership or unincorporated joint venture in which such Person is legally obligated or has a reasonable expectation of being liable with respect thereto.

"**Debt Prepayment Application**" means, with respect to any Asset Disposition of any property, the application by the Company or any Subsidiary, as the case may be, of cash in an amount equal to the Net Proceeds with respect to such Asset Disposition to pay Senior Debt (other than (a) Senior Debt owing to the Company or any of its Subsidiaries or any Affiliate and (b) Senior Debt in respect of any revolving credit or similar facility providing the Company or any Subsidiary with the right to obtain loans or other extensions of credit from time to time, unless in connection with such payment of Senior Debt the availability of credit under such credit facility is permanently reduced by an amount not less than the amount of such proceeds applied to the payment of such Senior Debt), *provided* that in the course of making such application the Company shall offer to prepay each outstanding Note, in accordance with Section 8.9, in a principal amount which equals the Ratable Portion of such Note in respect of such Asset Disposition. If any holder of a Note so offered to be prepaid fails to accept such offer of prepayment, then, for purposes of the preceding sentence only, the Company nevertheless will be deemed to have paid Senior Debt in an amount equal to the portion of the principal amount of such Note so offered to be prepaid.

"**Debt Prepayment Transfer**" is defined in Section 8.9(a).

"**Default**" means an event or condition the occurrence or existence of which would, with the lapse of time or the giving of notice or both, become an Event of Default.

"**Default Rate**" means that rate of interest that is the greater of (i) 2% per annum above the rate of interest stated in clause (a) of the first paragraph of the Notes that is then in effect or (ii) 2% over the rate of interest publicly announced by JPMorgan Chase Bank, N.A. in New York, New York as its "base" or "prime" rate.

"**Designated Paying Agent**" shall mean (i) the Company or (ii) upon the Company's written notice thereof to each holder of a Note, any banking association to which the Company assigns its paying agent duties, provided that such notice includes the banking association's address and the contact information for the banking association's designated officer, and specifies a location for payments that is consistent with the requirements of Section 14.1, and provided further that no such assignment shall constitute a novation and the Company shall remain liable to each holder of a Note for any and all breaches of the Designated Paying Agent's obligations by any such assignee.

"**Designated Registrar**" shall mean (i) the Company or (ii) upon the Company's written notice thereof to each holder of a Note, any banking association to which the Company assigns its registrar duties, provided that such notice includes the banking association's address and the contact information for banking association's designated officer, and provided further that no such assignment shall constitute a novation and the Company shall remain liable to each holder of a Note for any and all breaches of the Designated Registrar's obligations by any such assignee.

"**Disclosure Documents**" is defined in Section 5.3.

"**Disposition Value**" means, at any time, with respect to any property of the Company or any Subsidiary,

(a)   in the case of property that does not constitute Capital Stock of a Subsidiary of the Company, the book value thereof, valued at the time of such disposition in good faith by the Company, and

(b)   in the case of property that constitutes Capital Stock of a Subsidiary of the Company, an amount equal to that percentage of book value of the assets of the Subsidiary that issued such stock as is equal to the percentage that the book value of such Capital Stock represents of the book value of all of the outstanding Capital Stock of such Subsidiary (assuming, in making such calculations, that all Securities convertible into such Capital Stock are so converted and giving full effect to all transactions that would occur or be required in connection with such conversion) determined at the time of the disposition thereof in good faith by the Company.

"**EDGAR**" means the SEC's Electronic Data Gathering, Analysis and Retrieval System or any successor SEC electronic filing system for such purposes.

"**Environmental Laws**" means any and all federal, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including but not limited to those related to Hazardous Materials.

"**ERISA**" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

"**ERISA Affiliate**" means any trade or business (whether or not incorporated) that is treated as a single employer together with the Parent under section 414 of the Code.

"**Event of Default**" is defined in Section 11.

"**Fair Market Value**" means, at any time and with respect to any property, the sale value of such property that would be realized in an arm's-length sale at such time between an informed and willing buyer and an informed and willing seller (neither being under a compulsion to buy or sell).

"**Financing Documents**" Means each of this Agreement, the Notes and the Guaranty Agreement.

"**Fixed Charge Coverage Ratio**" shall mean, with respect to the Parent and its Subsidiaries on a consolidated basis for the twelve month period ending on the last day of any

fiscal quarter of the Parent, the ratio of (i) Consolidated EBITDAR to (ii) Consolidated Fixed Charges.

"**Form 10‑K**" is defined in Section 7.1(b).

"**Form 10‑Q**" is defined in Section 7.1(a).

"**GAAP**" means generally accepted accounting principles as in effect from time to time in the United States of America.

"**Governmental Authority**" means

(a)   the government of

(i)   the United States of America or any state or other political subdivision thereof, or

(ii)   any other jurisdiction in which the Company or any Subsidiary conducts all or any part of its business, or which asserts jurisdiction over any properties of the Company or any Subsidiary, or

(b)   any entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, any such government.

"**Governmental Official**" means any governmental official or employee, employee of any government-owned or government-controlled entity, political party, any official of a political party, candidate for political office, official of any public international organization or anyone else acting in an official capacity.

"**Guaranty Agreement**" is defined in Section 4.11,

"**Guarantors**" means (a) the Parent, (b) each Initial Subsidiary Guarantor and (c) each Subsidiary that has executed and delivered a Joinder Agreement, provided that, in the case of either of the foregoing clauses (b) or (c), such Subsidiary has not been released from the Guaranty Agreement pursuant to Sections 9.7(c) or (d).

"**Guaranty Obligations**" shall mean, with respect to any Person, without duplication, any obligations of such Person (other than endorsements in the ordinary course of business of negotiable instruments for deposit or collection) guaranteeing or intended to guarantee any indebtedness of any other Person in any manner, whether direct or indirect, and including without limitation any obligation, whether or not contingent,

(a)   to purchase any such indebtedness or any property constituting security therefor,

(b)   to advance or provide funds or other support for the payment or purchase of any such indebtedness or to maintain working capital, solvency or other balance sheet condition of such other Person (including without limitation keep well agreements, maintenance agreements, comfort letters or similar agreements or arrangements) for the benefit of any holder of indebtedness of such other Person,

(c)   to lease or purchase assets, securities or services primarily for the purpose of assuring the holder of such indebtedness, or

(d)   to otherwise assure or hold harmless the holder of such indebtedness against loss in respect thereof.

The amount of any Guaranty Obligation hereunder shall (subject to any limitations set forth therein) be deemed to be an amount equal to the outstanding principal amount (or maximum principal amount, if larger) of the Debt in respect of which such Guaranty Obligation is made.

"**Hazardous Materials**" means any and all pollutants, toxic or hazardous wastes or other substances that might pose a hazard to health and safety, the removal of which may be required or the generation, manufacture, refining, production, processing, treatment, storage, handling, transportation, transfer, use, disposal, release, discharge, spillage, seepage or filtration of which is or shall be restricted, prohibited or penalized by any applicable law including, but not limited to, asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum, petroleum products, lead based paint, radon gas or similar restricted, prohibited or penalized substances.

"**holder**" means, with respect to any Note, the Person in whose name such Note is registered in the register maintained by the Company pursuant to Section 13.1, *provided, however,* that if such Person is a nominee, then for the purposes of Sections 7, 12, 17.2 and 18 and any related definitions in this Schedule B, "holder" shall mean the beneficial owner of such Note whose name and address appears in such register.

"**Incremental Interest**" is defined in Section 1.2.

"**INHAM Exemption**" is defined in Section 6.2(e).

"**Initial Subsidiary Guarantors**" means Dollar Tree Management, Inc., Dollar Tree Distribution, Inc., Greenbrier International, Inc., Dollar Tree Air, Inc., Dollar Tree Ollie's, LLC, Dollar Tree Properties, Inc., DTD Tennessee, Inc., Dollar Tree Sourcing Company, LLC, DT Realty, LLC, and DT Retail Properties, LLC.

"**Institutional Investor**" means (a) any Purchaser of a Note, (b) any holder of a Note holding (together with one or more of its affiliates) more than 5% of the aggregate principal amount of the Notes then outstanding, (c) any bank, trust company, savings and loan association or other financial institution, any pension plan, any investment company, any insurance company, any broker or dealer, or any other similar financial institution or entity, regardless of legal form, and (d) any Related Fund of any holder of any Note.

"**Joinder Agreement**" is defined in Section 9.7(a).

"**Lien**" means, with respect to any Person, any mortgage, lien, pledge, charge, security interest or other encumbrance, or any interest or title of any vendor, lessor, lender or other secured party to or of such Person under any conditional sale or other title retention agreement or Capital Lease, upon or with respect to any property or asset of such Person (including in the case of stock, stockholder agreements, voting trust agreements and all similar arrangements).

"**Make-Whole Amount**" is defined in Section 8.6.

"**Material**" means material in relation to the business, operations, affairs, financial condition, assets, properties, or prospects of the Company and its Subsidiaries taken as a whole.

"**Material Acquisition**" means an acquisition by the Company or any Subsidiary of (a) equity or other ownership interests in another Person and its Affiliates and/or (b) property or properties constituting a business unit or division of, or assets of, another Person and its Affiliates, if the aggregate consideration for such acquisitions exceeds $250,000,000.

"**Material Adverse Effect**" means a material adverse effect on (a) the business, operations, affairs, financial condition, assets or properties of the Parent and its Subsidiaries taken as a whole, (b) the ability of the Parent and the Company to perform their respective obligations under this Agreement and, in the case of the Company, its obligations under the Notes, (c) the ability of any Guarantor to perform its obligations under the Guaranty Agreement, or (d) the validity or enforceability of this Agreement, the Notes or the Guaranty Agreement.

"**Material Credit Facility**" means, as to the Parent and its Subsidiaries,

(a)   the Credit Agreement (the "**Wells Fargo Credit Agreement**"), dated as of June 6, 2012, among, *inter alia*, the Company, the Parent, certain Subsidiaries, the lenders party thereto and Wells Fargo Bank, National Association, as Administrative Agent, including any renewals, extensions, amendments, supplements, restatements, replacements or refinancing thereof; and

(b)   any other agreement(s) creating or evidencing indebtedness for borrowed money entered into on or after the date of Closing by the Company or any Subsidiary, or in respect of which the Company or any Subsidiary is an obligor or otherwise provides a guarantee or other credit support (together with the Wells Fargo Credit Agreement, a "**Credit Facility**"), in a principal amount outstanding or available for borrowing equal to or greater than $250,000,000 (or the equivalent of such amount in the relevant currency of payment, determined as of the date of the closing of such facility based on the exchange rate of such other currency); and if no Credit Facility or Credit Facilities equal or exceed such amount, then the largest Credit Facility shall be deemed to be a Material Credit Facility.

"**Material Subsidiary**" means, at any time, any Subsidiary which, together with all its Subsidiaries, accounts for more than (a) 5% of Consolidated Total Assets on such date or (b) 5%

of consolidated revenue of the Parent and its Subsidiaries for the period of four consecutive fiscal quarters of the Parent ending on or immediately prior to such date.

"**Memorandum**" is defined in Section 5.3.

"**Multiemployer Plan**" means any Plan that is a "multiemployer plan" (as such term is defined in section 4001(a)(3) of ERISA).

"**NAIC**" means the National Association of Insurance Commissioners or any successor thereto.

"**NAIC Annual Statement**" is defined in Section 6.2(a).

"**Net Proceeds**" means, with respect to any Transfer of any property by any Person, an amount equal to the difference of

(a)   the aggregate amount of the consideration (valued at the Fair Market Value of such consideration at the time of the consummation of such Transfer) received by such Person in respect of such Transfer, *minus*

(b)   all ordinary and reasonable out-of-pocket costs and expenses actually incurred by such Person in connection with such Transfer (including, without limitation, all income taxes payable by such Person in connection therewith).

"**Notes**" is defined in Section 1.1.

"**Obligor**" means the Company and the Guarantors,

"**OFAC**" is defined in Section 5.16(a).

"**OFAC Listed Person**" is defined in Section 5.16(a).

"**OFAC Sanctions Program**" means any economic or trade sanction that OFAC is responsible for administering and enforcing. A list of OFAC Sanctions Programs may be found at http://www.treasury.gov/resource-center/sanctions/Programs/Pages/Programs.aspx.

"**Officer's Certificate**" means a certificate of a Senior Financial Officer or of any other officer of the Parent or the Company whose responsibilities extend to the subject matter of such certificate.

"**Optional Guarantor**" is defined in Section 9.7(b).

"**Parent**" is defined in the introductory paragraph.

"**PBGC**" means the Pension Benefit Guaranty Corporation referred to and defined in ERISA or any successor thereto.

"**Person**" means an individual, partnership, corporation, limited liability company, association, trust, unincorporated organization, business entity or Governmental Authority.

"**Plan**" means an "employee benefit plan" (as defined in section 3(3) of ERISA) subject to Title I of ERISA that is or, within the preceding five years, has been established or maintained, or to which contributions are or, within the preceding five years, have been made or required to be made, by the Parent or any ERISA Affiliate or with respect to which the Parent or any ERISA Affiliate may have any liability.

"**Priority Debt**" means (a) all Debt of the Parent and its Subsidiaries secured by Liens not permitted under any of clauses (a) to (k), inclusive, of Section 10.5, provided that any Debt secured by Liens permitted by clause (h) of such Section shall cease to be included in this clause (a) on the 91st day after consummation of the relevant transaction referred to in such clause (h) plus (b) all unsecured Debt of Subsidiaries that are not Guarantors.

"**property**" or "**properties**" means, unless otherwise specifically limited, real or personal property of any kind, tangible or intangible, choate or inchoate.

"**Property Reinvestment Application**" means, with respect to any Transfer of property, the application of an amount equal to the Net Proceeds with respect to such Transfer to the acquisition by such Person of operating assets of such Person (excluding, for the avoidance of doubt, cash and cash equivalents) having at least equivalent Fair Market Value to the property so Transferred.

"**PTE**" is defined in Section 6.2(a).

"**Purchaser**" or "**Purchasers**" means each of the purchasers that has executed and delivered this Agreement to the Company and such Purchaser's successors and assigns (so long as any such assignment complies with Section 13.2), *provided, however,* that any Purchaser of a Note that ceases to be the registered holder or a beneficial owner (through a nominee) of such Note as the result of a transfer thereof pursuant to Section 13.2 shall cease to be included within the meaning of "Purchaser" of such Note for the purposes of this Agreement upon such transfer.

"**Qualified Institutional Buyer**" means any Person who is a "qualified institutional buyer" within the meaning of such term as set forth in Rule 144A(a)(1) under the Securities Act.

"**QPAM Exemption**" is defined in Section 6.2(d).

"**Ratable Portion**" means, in respect of any holder of any Note and any Asset Disposition contemplated by the definition of Debt Prepayment Application, an amount equal to the product of:

(a)   the Net Proceeds being offered to be applied to the payment of Senior Debt, *multiplied* by

(b)   a fraction the numerator of which is the outstanding principal amount of such Note and the denominator of which is the aggregate outstanding principal amount of Senior Debt at the time of such Asset Disposition determined on a consolidated basis in accordance with GAAP (other than Senior Debt that would not be prepaid with such Net Proceeds, as contemplated by the definition of "Debt Prepayment Application").

"**Related Fund**" means, with respect to any holder of any Note, any fund or entity that (i) invests in Securities or bank loans, and (ii) is advised or managed by such holder, the same investment advisor as such holder or by an affiliate of such holder or such investment advisor.

"**Required Guarantor**" is defined in Section 9.7(a).

"**Required Holders**" means at any time on or after the Closing, the holders of a majority in principal amount of the Notes at the time outstanding (exclusive of Notes then owned by the Company or any of its Affiliates).

"**Responsible Officer**" means any Senior Financial Officer and any other officer of the Parent or the Company with responsibility for the administration of the relevant portion of this Agreement.

"**SEC**" means the Securities and Exchange Commission of the United States, or any successor thereto.

"**Securities**" or "**Security**" shall have the meaning specified in section 2(1) of the Securities Act.

"**Securities Act**" means the Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

"**Senior Debt**" means the Notes and any other Debt of the Company or its Subsidiaries that by its terms is not in any manner subordinated in right of payment to any other unsecured Debt of the Company or any Subsidiary (including, without limitations, the obligations of the Company under this Agreement or the Notes).

"**Senior Financial Officer**" means the chief financial officer, principal accounting officer, treasurer or comptroller of the Parent or the Company.

"**Series**" means any series of Notes issued hereunder.

"**Series A Notes**" is defined in Section 1.

"**Series B Notes**" is defined in Section 1.

"**Series C Notes**" is defined in Section 1.

"**Source**" is defined in Section 6.2.

"**Subsidiary**" means, as to any Person, any other Person in which such first Person or one or more of its Subsidiaries or such first Person and one or more of its Subsidiaries owns sufficient equity or voting interests to enable it or them (as a group) ordinarily, in the absence of contingencies, to elect a majority of the directors (or Persons performing similar functions) of such second Person, and any partnership or joint venture if more than a 50% interest in the profits or capital thereof is owned by such first Person or one or more of its Subsidiaries or such first Person and one or more of its Subsidiaries (unless such partnership or joint venture can and does ordinarily take major business actions without the prior approval of such Person or one or more of its Subsidiaries). Unless the context otherwise clearly requires, any reference to a "Subsidiary" is a reference to a Subsidiary of the Parent.

"**Substitute Purchaser**" is defined in Section 21.

"**Super-Majority Holders**" means at any time on or after the Closing, the holders of at least 66-2/3% in principal amount of the Notes at the time outstanding (exclusive of Notes then owned by the Company or any of its Affiliates).

"**SVO**" means the Securities Valuation Office of the NAIC or any successor to such Office.

"**Total Debt**" shall mean, as of any date of calculation, all Debt of the Parent and its Subsidiaries, on a consolidated basis.

"**Transfer**" means, with respect to any Person, any transaction in which such Person sells, conveys, transfers or leases (as lessor) any of its property, including, without limitation, Capital Stock (including by way of a merger or consolidation of a Subsidiary of such Person with a third party or otherwise). For purposes of determining the application of the Net Proceeds in respect of any Transfer, the Company may designate any Transfer as one or more separate Transfers each yielding separate Net Proceeds. In any such case, (a) the Disposition Value of any property subject to each such separate Transfer and (b) the amount of Net Proceeds attributable to any property subject to each such separate Transfer shall be determined by ratably allocating the aggregate Disposition Value of, and the aggregate Net Proceeds attributable to, all property subject to all such separate Transfers to each such separate Transfer on a proportionate basis.

"**Transfer Prepayment Date**" is defined in Section 8.9(a).

"**Transfer Prepayment Offer**" is defined in Section 8.9(a).

"**USA PATRIOT Act**" means United States Public Law 107-56, Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

"**U.S. Economic Sanctions**" is defined in Section 5.16(a).

"**Voting Stock**" means Capital Stock of any class or classes of a Person the holders of which are entitled to vote generally in elections of directors (or Persons performing similar functions).

"**Wells Fargo Credit Agreement**" is defined in the definition of "Material Credit Facility."

"**Wholly-Owned Subsidiary**" means, at any time, any Subsidiary all of the equity interests (except directors' qualifying shares) and voting interests of which are owned by any one or more of the Company and the Company's other Wholly-Owned Subsidiaries at such time.

SCHEDULE 1(a)

[FORM OF SERIES A NOTE]

DOLLAR TREE STORES, INC.

4.03% SERIES A SENIOR NOTE DUE SEPTEMBER 16, 2020

No. [_____]   [Date]
$[_____]   PPN: 256747 A*7

FOR VALUE RECEIVED, the undersigned, **DOLLAR TREE STORES, INC.** (herein called the "**Company**"), a corporation organized and existing under the laws of the State of Virginia, hereby promises to pay to [_____], or registered assigns, the principal sum of [_____] DOLLARS (or so much thereof as shall not have been prepaid) on September 16, 2020 (the "**Maturity Date**"), with interest (computed on the basis of a 360-day year of twelve 30‑day months) (a) on the unpaid balance hereof at the rate of 4.03% per annum (subject to adjustment pursuant to Section 1.2 of the Note Purchase Agreement referred to below) from the date hereof, payable semiannually, on the 15th day of January and July in each year, commencing with the January or July next succeeding the date hereof, and on the Maturity Date, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law, (x) on any overdue payment of interest and (y) during the continuance of an Event of Default, on such unpaid balance and on any overdue payment of any Make-Whole Amount, at a rate per annum from time to time equal to the greater of (i) 6.03% or (ii) 2% over the rate of interest publicly announced by JPMorgan Chase Bank, N.A. from time to time in New York, New York as its "base" or "prime" rate, payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand).

Payments of principal of, interest on and any Make-Whole Amount with respect to this Note are to be made in lawful money of the United States of America at the principal office of the Company in Chesapeake, Virginia or New York, New York or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreement referred to below.

This Note is one of the Series A Notes (herein called the "**Notes**") issued pursuant to the Note Purchase Agreement, dated as of September 16, 2013 (as from time to time amended, the "**Note Purchase Agreement**"), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Note will be deemed, by its acceptance hereof, to have (i) agreed to the confidentiality provisions set forth in Section 20 of the Note Purchase Agreement and (ii) made the representation set forth in Section 6.2 of the Note Purchase Agreement. Unless otherwise indicated, capitalized terms used in this Note shall have the respective meanings ascribed to such terms in the Note Purchase Agreement.

This Note is a registered Note and, as provided in the Note Purchase Agreement, upon surrender of this Note for registration of transfer accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder's attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

This Note is subject to prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreement, but not otherwise.

This Note is guaranteed by the Parent and certain Subsidiaries pursuant to the Guaranty Agreement.

If an Event of Default occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreement.

This Note shall be construed and enforced in accordance with, and the rights of the Company and the holder of this Note shall be governed by, the law of the State of New York excluding choice-of-law principles of the law of such State that would permit the application of the laws of a jurisdiction other than such State.

DOLLAR TREE STORES, INC.

By:
   Name:
   Title:

SCHEDULE 1(b)

[FORM OF SERIES B NOTE]

DOLLAR TREE STORES, INC.

4.63% SERIES B SENIOR NOTE DUE SEPTEMBER 16, 2023

No. [_____]   [Date]
$[_____]   PPN: 256747 A@5

FOR VALUE RECEIVED, the undersigned, **DOLLAR TREE STORES, INC.** (herein called the "**Company**"), a corporation organized and existing under the laws of the State of Virginia, hereby promises to pay to [_____], or registered assigns, the principal sum of [_____] DOLLARS (or so much thereof as shall not have been prepaid) on September 16, 2023 (the "**Maturity Date**"), with interest (computed on the basis of a 360-day year of twelve 30‑day months) (a) on the unpaid balance hereof at the rate of 4.63% per annum (subject to adjustment pursuant to Section 1.2 of the Note Purchase Agreement referred to below) from the date hereof, payable semiannually, on the 15th day of January and July in each year, commencing with the January or July next succeeding the date hereof, and on the Maturity Date, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law, (x) on any overdue payment of interest and (y) during the continuance of an Event of Default, on such unpaid balance and on any overdue payment of any Make-Whole Amount, at a rate per annum from time to time equal to the greater of (i) 6.63% or (ii) 2% over the rate of interest publicly announced by JPMorgan Chase Bank, N.A. from time to time in New York, New York as its "base" or "prime" rate, payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand).

Payments of principal of, interest on and any Make-Whole Amount with respect to this Note are to be made in lawful money of the United States of America at the principal office of the Company in Chesapeake, Virginia or New York, New York or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreement referred to below.

This Note is one of the Series B Notes (herein called the "**Notes**") issued pursuant to the Note Purchase Agreement, dated as of September 16, 2013 (as from time to time amended, the "**Note Purchase Agreement**"), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Note will be deemed, by its acceptance hereof, to have (i) agreed to the confidentiality provisions set forth in Section 20 of the Note Purchase Agreement and (ii) made the representation set forth in Section 6.2 of the Note Purchase Agreement. Unless otherwise indicated, capitalized terms used in this Note shall have the respective meanings ascribed to such terms in the Note Purchase Agreement.

3

This Note is a registered Note and, as provided in the Note Purchase Agreement, upon surrender of this Note for registration of transfer accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder's attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

This Note is subject to prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreement, but not otherwise.

This Note is guaranteed by the Parent and certain Subsidiaries pursuant to the Guaranty Agreement.

If an Event of Default occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreement.

This Note shall be construed and enforced in accordance with, and the rights of the Company and the holder of this Note shall be governed by, the law of the State of New York excluding choice-of-law principles of the law of such State that would permit the application of the laws of a jurisdiction other than such State.

DOLLAR TREE STORES, INC.

By:
   Name:
   Title:

SCHEDULE 1(c)

[FORM OF SERIES C NOTE]

DOLLAR TREE STORES, INC.

4.78% SERIES C SENIOR NOTE DUE SEPTEMBER 16, 2025

No. [_____]   [Date]
$[_____]   PPN: 256747 A#3

FOR VALUE RECEIVED, the undersigned, **DOLLAR TREE STORES, INC.** (herein called the "**Company**"), a corporation organized and existing under the laws of the State of Virginia, hereby promises to pay to [_____], or registered assigns, the principal sum of [_____] DOLLARS (or so much thereof as shall not have been prepaid) on September 16, 2025 (the "**Maturity Date**"), with interest (computed on the basis of a 360-day year of twelve 30‑day months) (a) on the unpaid balance hereof at the rate of 4.78% per annum (subject to adjustment pursuant to Section 1.2 of the Note Purchase Agreement referred to below) from the date hereof, payable semiannually, on the 15th day of January and July in each year, commencing with the January or July next succeeding the date hereof, and on the Maturity Date, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law, (x) on any overdue payment of interest and (y) during the continuance of an Event of Default, on such unpaid balance and on any overdue payment of any Make-Whole Amount, at a rate per annum from time to time equal to the greater of (i) 6.78% or (ii) 2% over the rate of interest publicly announced by JPMorgan Chase Bank, N.A. from time to time in New York, New York as its "base" or "prime" rate, payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand).

Payments of principal of, interest on and any Make-Whole Amount with respect to this Note are to be made in lawful money of the United States of America at the principal office of the Company in Chesapeake, Virginia or New York, New York or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreement referred to below.

This Note is one of the Series C Notes (herein called the "**Notes**") issued pursuant to the Note Purchase Agreement, dated as of September 16, 2013 (as from time to time amended, the "**Note Purchase Agreement**"), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Note will be deemed, by its acceptance hereof, to have (i) agreed to the confidentiality provisions set forth in Section 20 of the Note Purchase Agreement and (ii) made the representation set forth in Section 6.2 of the Note Purchase Agreement. Unless otherwise indicated, capitalized terms used in this Note shall have the respective meanings ascribed to such terms in the Note Purchase Agreement.

This Note is a registered Note and, as provided in the Note Purchase Agreement, upon surrender of this Note for registration of transfer accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder's attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

This Note is subject to prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreement, but not otherwise.

This Note is guaranteed by the Parent and certain Subsidiaries pursuant to the Guaranty Agreement.

If an Event of Default occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreement.

This Note shall be construed and enforced in accordance with, and the rights of the Company and the holder of this Note shall be governed by, the law of the State of New York excluding choice-of-law principles of the law of such State that would permit the application of the laws of a jurisdiction other than such State.


DOLLAR TREE STORES, INC.


By:
   Name:
   Title:

SCHEDULE 4.4(a)

**FORM OF OPINION OF SPECIAL COUNSEL
TO THE COMPANY**

SCHEDULE 4.4(b)

**FORM OF OPINION OF SPECIAL COUNSEL
TO THE PURCHASERS**

SCHEDULE 4.10

FORM OF CREDIT AGREEMENT WAIVER

SCHEDULE 4.11

FORM OF GUARANTY AGREEMENT

Exhibit 10.6

FIRST AMENDMENT TO CREDIT AGREEMENT

THIS FIRST AMENDMENT TO CREDIT AGREEMENT (this "Amendment"), dated as of July 31, 2013, is by and among **DOLLAR TREE STORES, INC**., a Virginia corporation (the "Borrower"), **DOLLAR TREE, INC.**, a Virginia corporation (the "Parent"), the Domestic Subsidiaries of the Parent party hereto (together with the Parent, collectively, the "Guarantors"), the Lenders (as hereinafter defined) party hereto and **WELLS FARGO BANK, NATIONAL ASSOCIATION**, as administrative agent on behalf of the Lenders under the Credit Agreement (as hereinafter defined) (in such capacity, the "Administrative Agent"). Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed thereto in the Credit Agreement.

W I T N E S S E T H

WHEREAS, the Borrower, the Guarantors, certain banks and financial institutions from time to time party thereto (the "Lenders") and the Administrative Agent are parties to that certain Credit Agreement dated as of June 6, 2012 (as amended, modified, extended, restated, replaced, or supplemented from time to time, the "Credit Agreement");

WHEREAS, the Credit Parties have requested that the Required Lenders amend certain provisions of the Credit Agreement; and

WHEREAS, the Required Lenders are willing to make such amendments to the Credit Agreement, in accordance with and subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the agreements hereinafter set forth, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
AMENDMENTS TO CREDIT AGREEMENT

1.1 **New Definition.** The following definition is hereby added to Section 1.1 of the Credit Agreement in the appropriate alphabetical order:

"2013 Senior Notes" shall mean the senior notes issued by the Borrower pursuant to that certain Note Purchase Agreement dated September 16, 2013 executed by the Borrower, the Parent and the purchasers party thereto, as such senior notes and such Note Purchase Agreement may be amended, restated, modified, extended, supplemented or replaced from time to time; provided that, (i) the Indebtedness evidenced by such notes shall be unsecured unless the Credit Party Obligations are equally and ratably secured with such notes and (ii) the representations, covenants and events of default in any amendments or modifications to such Indebtedness are not more restrictive on the Credit Parties than the representations, covenants and Events of Default contained in Articles III, V, VI and VII of this Agreement unless the Credit Parties have entered into, or have indicated to the Administrative Agent their agreement to enter into, an amendment to this Agreement, the effect of which is to conform the applicable representations, covenants or Events of Default contained in this Agreement such that they are as restrictive as those contained in the documentation for such Indebtedness.

1.2 **Amendment to Section 6.9(b).** Section 6.9(b) of the Credit Agreement is hereby amended by adding the following subclause (ix) at the end of such Section, and by making the appropriate punctuation and grammatical changes thereto:

(ix) any document or instrument governing the 2013 Senior Notes.

1.3 **Amendment to Section 6.11.** Clause (a) contained in Section 6.11 of the Credit Agreement is hereby deleted in its entirety.

ARTICLE II
CONDITIONS TO EFFECTIVENESS

2.1 **Closing Conditions.** This Amendment shall become effective as of the day and year set forth above (the "Amendment Effective Date") upon satisfaction of the following conditions (in each case, in form and substance reasonably acceptable to the Administrative Agent):

(a) Executed Amendment. The Administrative Agent shall have received a copy of this Amendment duly executed by each of the Credit Parties, the Required Lenders and the Administrative Agent.

(b) Default. After giving effect to this Amendment, no Default or Event of Default shall exist.

(c) 2013 Senior Notes. The Administrative Agent shall have received a copy, certified by an officer of the Company as true and complete, of the documentation governing the 2013 Senior Notes, in each case as originally executed and delivered, together with all exhibits and schedules thereto.

(d) Miscellaneous. All other documents and legal matters in connection with the transactions contemplated by this Amendment shall be reasonably satisfactory in form and substance to the Administrative Agent and its counsel.

ARTICLE III
MISCELLANEOUS

3.1 **Amended Terms.** On and after the Amendment Effective Date, all references to the Credit Agreement in each of the Credit Documents shall hereafter mean the Credit Agreement as amended by this Amendment.

3.2 **Representations and Warranties of Credit Parties.** Each of the Credit Parties represents and warrants as follows:

(a)   It has taken all necessary action to authorize the execution, delivery and performance of this Amendment.

(b)   This Amendment has been duly executed and delivered by such Person and constitutes such Person's legal, valid and binding obligation, enforceable in accordance with its terms, except as such enforceability may be subject to (i) bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors' rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

(c)   No consent, approval, authorization or order of, or filing, registration or qualification with, any court or governmental authority or third party is required in connection with the execution, delivery or performance by such Person of this Amendment.

(d)   The representations and warranties set forth in Article III of the Credit Agreement are true and correct as of the date hereof (except for those which expressly relate to an earlier date).

(e)   After giving effect to this Amendment, no event has occurred and is continuing which constitutes a Default or an Event of Default.

(f)   The Credit Party Obligations are not reduced or modified by this Amendment and are not subject to any offsets, defenses or counterclaims.

3.3 **Reaffirmation of Credit Party Obligations.** Each Credit Party hereby ratifies the Credit Agreement and acknowledges and reaffirms (a) that it is bound by all terms of the Credit Agreement applicable to it, (b) the Credit Agreement remains in full force and effect and (c) that it is responsible for the observance and full performance of its respective Credit Party Obligations.

3.4 **Credit Document.** This Amendment shall constitute a Credit Document under the terms of the Credit Agreement.

3.5 **Expenses.** On or promptly after the Amendment Effective Date, the Borrower agrees to pay all reasonable costs and expenses of the Administrative Agent in connection with the preparation, execution and delivery of this Amendment, including without limitation the reasonable fees and expenses of the Administrative Agent's legal counsel.

3.6 **Further Assurances.** The Credit Parties agree to promptly take such action, upon the request of the Administrative Agent, as is necessary to carry out the intent of this Amendment.

3.7 <u>Entirety.</u> This Amendment and the other Credit Documents embody the entire agreement among the parties hereto and supersede all prior agreements and understandings, oral or written, if any, relating to the subject matter hereof.

3.8 <u>Counterparts; Telecopy.</u> This Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be an original, but all of which shall constitute one and the same instrument. Delivery of an executed counterpart to this Amendment by telecopy or other electronic means shall be effective as an original and shall constitute a representation that an original will be delivered.

3.9 <u>No Actions, Claims, Etc.</u> As of the date hereof, each of the Credit Parties hereby acknowledges and confirms that it has no knowledge of any actions, causes of action, claims, demands, damages and liabilities of whatever kind or nature, in law or in equity, against the Administrative Agent, the Lenders, or the Administrative Agent's or the Lenders' respective officers, employees, representatives, agents, counsel or directors arising from any action by such Persons, or failure of such Persons to act under the Credit Agreement on or prior to the date hereof.

3.10 <u>GOVERNING LAW.</u> THIS AMENDMENT SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NORTH CAROLINA.

3.11 <u>Successors and Assigns.</u> This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

3.12 <u>Consent to Jurisdiction; Service of Process; Arbitration; Waiver of Jury Trial.</u> The jurisdiction, service of process, arbitration and waiver of jury trial provisions set forth in Sections 9.14, 9.15 and 9.18 of the Credit Agreement are hereby incorporated by reference, *mutatis mutandis*.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the parties hereto have caused this Amendment to be duly executed on the date first above written.

BORROWER: DOLLAR TREE STORES, INC.,
a Virginia corporation

By:/s/ Kevin S. Wampler
Name: Kevin S. Wampler
Title: Chief Financial Officer

PARENT: DOLLAR TREE, INC.,
a Virginia corporation

By:/s/ Kevin S. Wampler
Name: Kevin S. Wampler
Title: Chief Financial Officer

GUARANTORS: DOLLAR TREE MANAGEMENT, INC.,
a Virginia corporation

By:/s/ Kevin S. Wampler
Name: Kevin S. Wampler
Title: Vice President

DOLLAR TREE DISTRIBUTION, INC.,
a Virginia corporation

By:/s/ Kevin S. Wampler
Name: Kevin S. Wampler
Title: Vice President

GREENBRIER INTERNATIONAL, INC.,
a Delaware corporation

By:/s/ Kevin S. Wampler
Name: Kevin S. Wampler
Title: Vice President

DOLLAR TREE AIR, INC.,
a Virginia corporation

By:/s/ Kevin S. Wampler
Name: Kevin S. Wampler
Title: Vice President

DOLLAR TREE OLLIE'S, LLC,
a Virginia limited liability company

By:/s/ Kevin S. Wampler
Name: Kevin S. Wampler
Title: Manager

DOLLAR TREE PROPERTIES, INC.,
a Virginia corporation

By:/s/ Kevin S. Wampler
Name: Kevin S. Wampler
Title: President

DTD TENNESSEE, INC.,
a Delaware corporation

By:/s/ Kevin S. Wampler
Name: Kevin S. Wampler
Title: Chief Financial Officer

DOLLAR TREE SOURCING COMPANY, LLC,
a Virginia limited liability company

By:/s/ Kevin S. Wampler
Name: Kevin S. Wampler
Title: Manager

DT REALTY, LLC,
a Virginia limited liability company

By:/s/ Kevin S. Wampler
Name: Kevin S. Wampler
Title: Manager

DT RETAIL PROPERTIES, LLC,
a Virginia limited liability company

By:/s/ Kevin S. Wampler
Name: Kevin S. Wampler
Title: Manager

ADMINISTRATIVE AGENT: WELLS FARGO BANK, NATIONAL ASSOCIATION, as a Lender and as Administrative Agent

By:/s/ Ekta Patel
Name: Ekta Patel
Title: Vice President

LENDERS: BANK OF AMERICA, N.A., as a Lender

By:/s/ Darren Bielawski
Name: Darren Bielawski
Title: Assistant Vice President

LENDERS: CITIZENS BANK OF PENNSYLVANIA, as a Lender

                                 By:/s/ Tracy Van Riper
                                 Name: Tracy Van Riper
                                 Title: Senior Vice President

LENDERS: Regions Bank, as a Lender

                                  By:/s/ Paul Stephen Phillippi
                                  Name: Paul Stephen Phillippi
                                  Title: Senior Vice President

LENDERS: HSBC Bank, USA, N.A., as a Lender

                             By:/s/ Andrew Hallman
                             Name: Andrew Hallman
                             Title: Vice President

LENDERS: PNC BANK, NATIONAL ASSOCIATION, as a Lender

By:/s/ Matthew Sawyer
Name: Matthew Sawyer
Title: Senior Vice President

LENDERS: Branch Banking and Trust Company, as a Lender

By: /s/ Jack M. Frost
Name: Jack M. Frost
Title: Senior Vice President

LENDERS: ROYAL BANK OF CANADA, as a Lender

By:/s/ Gordon MacArthur
Name: Gordon MacArthur
Title: Managing Director

LENDERS: Fifth Third Bank, as a Lender

                                  By:/s/ Mary Ramsey
                                  Name: Mary Ramsey
                                  Title: Vice President

LENDERS: JPMORGAN CHASE BANK, N.A., as a Lender

By:/s/ Sarah L. Freedman
Name: Sarah L. Freedman
Title: Executive Director

LENDERS: U.S. BANK NATIONAL ASSOCIATION, as a Lender

By:/s/ Frances W. Josephic
Name: Frances W. Josephic
Title: Vice President

LENDERS: SunTrust Bank, as a Lender

By:/s/ Joel S. Rhew
Name: Joel S. Rhew
Title: Senior Vice President

Exhibit 99.1

DOLLAR TREE, INC. ADOPTS $2 BILLION SHARE REPURCHASE AUTHORIZATION,
Announces $1 Billion Variable Maturity Accelerated Share Repurchase, and
Closes Private Placement of $750 Million Senior Notes

CHESAPEAKE, Va. – September 17, 2013 - Dollar Tree, Inc. ("the Company"; NASDAQ: DLTR), the nation's leading operator of discount variety stores selling everything for $1 or less, today announced that its Board of Directors has authorized the repurchase of up to $2 billion of its common stock. Stock repurchases may be made, from time-to-time, either in the open market or through privately negotiated transactions, depending on market conditions and other factors, in accordance with Securities and Exchange Commission requirements. This new program replaces the October 2011 share repurchase program.

$1 Billion Variable Maturity Accelerated Share Repurchase
In addition, the Company entered into agreements with JPMorgan Chase Bank, National Association, to repurchase $1 billion of its common shares under a variable maturity accelerated share repurchase program, 50% of which is collared and 50% of which is uncollared. The specific number of shares to be repurchased under the uncollared program will be based on the volume-weighted average share price of the Company's common shares during the term of the program, less a discount, with the collared portion being subject to a minimum and maximum number of repurchased shares.

Private Placement of $750 Million Senior Notes
The Company also completed a private placement to institutional investors of $750 million aggregate principal amount of Senior Notes. The Notes include three tranches, with $300 million of 4.03% Senior Notes due in September 2020, $350 million of 4.63% Senior Notes due in September 2023 and $100 million of 4.78% Senior Notes due in September 2025. JPMorgan Securities LLC and Wells Fargo Securities, LLC acted as Joint Placement Agents on behalf of the Company, in connection with the private placement of the notes.

The $1 billion Accelerated Share Repurchase announced today will be financed by proceeds from the sale of these notes and $250 million of available cash. As of August 3, 2013, the Company had $250 million outstanding under its revolving line of credit and had $413.7 million in cash and cash equivalents.

"Our share repurchase program continues to represent an important part of our capital allocation strategy and an efficient and flexible way of returning value to shareholders," said Chief Executive Officer Bob Sasser. "Dollar Tree has a long record of consistent, profitable growth, strong financial performance and prudent capital management. We are confident in the Company's ability to generate substantial free cash flow for the foreseeable future. We now have a remarkable opportunity to further optimize our capital structure by taking advantage of the favorable interest-rate environment and accelerate $1 billion of share repurchases."

Dollar Tree, a Fortune 500 Company, operated 4,842 stores in 48 states and 5 Canadian Provinces as of August 3, 2013.

CONTACT: Dollar Tree, Inc.
             Timothy Reid
             Vice President Investor Relations
             (757) 321-5284
             treid@dollartree.com